SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.
Publicly held company - Authorized Capital - CNPJ/MF no. 00.108.786/0001 -65
Rua Verbo Divino, no. 1.356, 1st floor - Postal Code 04719-002 - São Paulo - SP
ISIN BRNETCDBS032
Standard & Poor's rating: brBBB+

Definitive Prospectus - Fifth Public Debenture Issue

R$ 650,000,000.00

Fifth Public Issue of NET SERVIÇOS DE COMUNICAÇÃO S.A. ("the Issuer" or "Net Serviços") of 65,000 ordinary non-convertible unsecured subordinated registered book-entry debentures at the Unit Face Value of R$ 10,000.00 ("Debentures"), in the total amount of R$ 650,000,000.00 ("Issue"). The terms of the Debenture Issue were approved by the Issuer's Board Meeting held on September 2, 2005, the minutes of which were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) on September 3, 2005 and in the newspaper Valor Econômico (national edition) on September 5, 2005, and by the Issuer's Board Meeting held on September 9, 2005, the minutes of which were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo), on September 10, 2005 and in the newspaper “Valor Econômico” (national edition) on September 12, 2005.

The Debentures will be for public distribution with firm commitment in accordance with the terms and conditions of the Distribution Agreement, using the procedures stipulated in Instruction no. 400 of the Brazilian Securities and Exchange Commission (local acronym CVM – Comissão de Valores Mobiliários), dated December 29, 2003, with the intermediation of institutions comprising the securities distribution system and public placement will be in the primary market through the Securities Distribution System (local acronym SDT – Sistema de Distribuição de Títulos), administered by the National Association of Financial Market Institutions (local acronym "ANDIMA" – Associação Nacional das Instituições do Mercado Financeiro) and operationalized by the Securities Custody and Settlement Center (local acronym "CETIP" – Câmara de Custódia e Liquidação Financeira de Títulos).

The Debentures will be registered for trading in the secondary market with the National Debenture System (local acronym SND – Sistema Nacional de Debêntures), administered by ANDIMA and operationalized by CETIP and in the "BOVESPAFIX" Trading System of the São Paulo Stock Exchange (BOVESPA), in which cases trades will be settled and the Debentures in the custody of the Brazilian Settlement and Custody Corporation (local acronym "CBLC" – Companhia Brasileira de Liquidação e Custódia).

"The registration of this distribution does not signify that the CVM guarantees the truthfulness of the information provided or provides a judgment as to the quality of the issuer Company, or the Issue and Debentures to be distributed."

The Prospectus will be made available to potential investors on the Internet and at the addresses of the Issuer, Coordinators, Contracted Coordinator, CVM and CETIP as shown on pages 26 and 27 of this Prospectus. This Issue was registered with the Brazilian Securities Commission under no. CVM/SRE/DEB/2005/042 on September 13, 2005.

This Prospectus shall not, in any circumstance, be taken as a recommendation to purchase the Debentures. When making a decision on acquiring the Debentures, potential investors should perform their own analysis and evaluation of the financial condition of the Issuer, its assets and the risks associated with investing in the Debentures.

See the "Risk Factors" section on pages 33 to 41 for discussion of certain factors that should be considered regarding the acquisition of the Debentures.

"This public offering was compiled in accordance with the provisions of the Self-regulatory Code of ANBID for Public offers of Securities and Equities registered in the 5th Notary Registration Office for Securities and Documents of the State of Rio de Janeiro under no. 497585, and complies with the minimum standards for information set by the latter; ANBID takes no responsibility for said information, in the quality of the issuer/oferor, the participating institutions or the securities and equities in the offer."

Lead Coordinator

Coordinators

Contracted coordinator

This definitive prospectus is dated September 13, 2005

Issuer

NET SERVIÇOS DE COMUNICAÇÃO S.A.
Rua Verbo Divino, nº 1.356, São Paulo, SP

Lead Coordinator

BANCO ITAÚ BBA S.A.
Avenida Brigadeiro Faria Lima, nº 3.400, 4º andar, São Paulo – SP

Coordinators

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
Avenida Eusébio Matoso, nº 891, 19º andar, São Paulo - SP

BANCO BRADESCO S.A.
Avenida Paulista, nº 1.450 - 3º andar, São Paulo - SP

BANCO SANTANDER BRASIL S.A.
Rua Amador Bueno, nº 474, 3º andar, Bloco C, São Paulo - SP

HSBC BANK BRASIL S.A. - BANCO MÚLTIPLO
Avenida Brigadeiro Faria Lima, nº 3.064, 4º andar, São Paulo – SP

Contracted Coordinator

BANCO ABC BRASIL S.A.
Avenida Juscelino Kubitschek, nº 1.400, 5º andar, São Paulo – SP

Independent Auditors

For the fiscal years ending December 31, 2001, 2002 and 2003
ERNST & YOUNG AUDITORES INDEPENDENTES
Avenida Presidente Juscelino Kubitschek, nº 1.830, 5º ao 8º andar, São Paulo, SP

As of the third quarter of 2004
KPMG AUDITORES INDEPENDENTES
Rua Dr. Renato Paes de Barros, nº 33, São Paulo, SP

Legal Advisors of the Coordinators

PINHEIRO NETO ADVOGADOS
Rua Boa Vista, nº 254, 9º andar, São Paulo, SP

Legal Advisors of the Issuer

BARBOSA, MÜSSNICH & ARAGÃO ADVOGADOS
Avenida Almirante Barroso, nº 52, 32º andar, Rio de Janeiro, RJ

This Prospectus is available on the Website
www.mercadodecapitais.com.br

(11) 3121-5555

CONTENTS

Part I - INTRODUCTION

Definitions		9
The Offer		16
Forward looking Statements and Information		33
Identification of Administrators, Auditors and Consultants		34
Use of proceeds		35
Risk Factors		37

Part II - FINANCIAL SITUATION

Capital Restructuring		49
Capitalization		52
Selected Financial Information		53
Management Discussion and Review of the Financial Statements and the Operating Results		58

Part III - THE PAY-TV SECTOR

Overview		70
Regulatory Environment for the Television Industry in Brazil		72

Part IV - ABOUT THE ISSUER

About the Issuer		80
Business		84
Property, Plant and Equipment		94
Capital Stock Composition		97
Notes and Securities Issued		110
Transactions between Related Parties		115
Judicial and Administrative Contingencies		117
Management		122

Part V - EXHIBITS

EXHIBIT I -	Financial Statements of the Issuer with information relating to the six month periods
	ending June 30, 2005 and June, 30, 2004 and report of special review by the
	Independent Auditors	128
EXHIBIT II -	Financial Statements of the Issuer with information relating to the fiscal year ending
	December 31, 2004 and December 31, 2003 and Independent Auditors report	181
EXHIBIT III -	Financial Statements of the Issuer with information related to the fiscal years ending December 31st, 2003 and December 31st, 2002 and the Independent Auditors report	253
EXHIBIT IV -	Annual Report ("IAN") of the Issuer with information relating to the fiscal year ending December 31st, 2004	311
EXHIBIT V -	Bylaws of the Issuer	393
EXHIBIT VI -	Minutes of the Meetings of Board of Directors of the Issuer held September 2nd and 9th, 2005	415
EXHIBIT VII-	Deed of the Fifth Public Nonconvertible Debenture Issue of the Issuer	431
EXHIBIT VIII -	First Amendment to the Fifth Public Nonconvertible Debenture Issue of the Issuer	467

EXHIBIT IX	- Summary of Issue Risk Rating	473

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P art I - INTRODUCTION
Definitions
The Offer
Forward looking Statements and Information
Identification of Management, Consultants, and Auditors
Use of proceeds
Risk Factors

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DEFINITIONS

The terms defined below, when used in this Prospectus, in the singular or in the plural, shall have the following meanings attributed to them.

ABTA	Brazilian Pay-TV Association.

Controlling shareholder	GB Empreendimentos e Participações S.A.

Globopar and BNDESPAR Shareholders Agreement	Shareholders Agreement between Globopar and BNDESPAR dated February 1st, 2005.

Globopar and Telmex Shareholders Agreement	Shareholders Agreement between Globopar Telmex and GB dated March 21st, 2005.
Agreement between Net Serviços, certain subsidiaries and creditors in the ambit of the Capital Restructuring for the purpose of regulating discussion given to creditors.
Agreement among Creditors

ADSL	Asymmetric Digital Subscriber Line.

Affiliate	Any Company which, directly or indirectly, controls, is controlled or is, directly or indirectly, under shared control and related to the company in question.

Trustee	Oliveira Trust de Títulos e Valores Mobiliários S.A.

ADS	American Depositary Shares.

ANATEL	Brazilian Telecommunications Agency.

ANDIMA	National Association of Financial Market Institutions.

ANBID	Brazilian Association of Investment Banks.

Closing Announcement	Announcement of end of distribution of Debentures to be published in compliance with Brazilian Securities and Exchange Commission (CVM)Instruction no. 400/03.

Initial Announcement	Initial announcement of distribution of Debentures to be published in compliance with CVM Instruction no. 400/03.

Mandatory Bank and Underwriter	Banco Bradesco S.A, in its capacity as lead agent and underwriter for the Debentures.

Ku Band	Microwave frequency band used for satellite transmission of television signals.

BNDES	Brazilian's Economic and Social Development Bank.

BNDESPAR	BNDES Participações S.A., shareholder of the Issuer.

Bovespa	São Paulo Stock Exchange.

Bradesco	Banco Bradesco S.A. when referred to separately, or "Coordinators" when together with Itaú BBA, HSBC, Santander and Unibanco.

Bradesplan	Bradesplan Participações S.A.

Bookbuilding	Procedure to be conducted by the Coordinators to determine Remuneration of the Debentures.

Cable Modem	Equipment used for high-speed data transfer through coax cable networks.

Call Center	Customer service telephone center.

CBLC	Brazilian Clearing and Depository Corporation.

CDI	Interest rate for interbank loans in local currency in the Brazilian market.

CETIP	Clearing House for Custody and Settlement.

Classes A, B, C, D and E	Socioeconomic classes - average family income A - over 25 times the national minimum wage, B - from 10 to 25 times the national minimum wage, C - from 4 to 10 times the national minimum wage, D - from 2 to 4 times the national minimum wage, and E - below 2 times the national minimum wage, following the classification established by the Brazilian Geographical and Statistics Institute (IBGE).

COFINS	Social Security Financing Contribution.

Distribution Agreement	Private Instrument of Agreement for the Coordination, Placement and Public Distribution of ordinary non-convertible unsecured subordinated Debentures in a single series , for the 5th Issue of Net Serviços de Comunicação S.A.

Pledge Agreements	Agreements relating to pledges affecting (i) stock and shares of certain subsidiaries of the Issuer, (ii) assets composing the Issuer's transmission network and (iii) credit rights derived from cable TV services provided to customers of the subsidiaries Net São Paulo and Net Rio located in the cities of São Paulo, Rio de Janeiro and Santos.

Control	The power to manage the business affairs of a Company, directly or indirectly, by holding shares or voting rights as rights assured through an agreement or through any other form.

Contracted coordinator	Banco ABC Brasil S.A.

Lead Coordinator	Banco Itaú BBA S.A.

Coordinators	Itaú BBA, Unibanco, Bradesco, Santander, and HSBC.

CVM	Brazilian Securities and Exchange Commission.

DTH	Direct to Home System: Pay-TV transmission system using high power satellite directly to the home of the user, who receives the signal through a parabolic dish.

Second Issue Debentures	Debentures of the Second Public Issue of Debentures of the Issuer, Convertible into Preferred Stock issued by the Issuer, as issued on December 1st, 1999.

Third Issue Debentures	Debentures of the Third Public Issue of the Issuer, not convertible into Stock, issued on December 1st, 2000.

Fourth Issue Debentures	Debentures of the Fourth Public Issue of the Issuer, in two series, non convertible into Stock, with Real and Fide-jussio Guarantee issued April 21st, 2005.

Debenture holders	Holders of the debentures of the Issuer's Fifth Public Issue of ordinary non-Convertible unsecured subordinated Debentures in a Single Series

Expense net of consolidated interests	in relation to any period, the sum, without duplication, of: (a) interest expenses incurred by the Issuer, accumulated and paid or payable in money in this period, on a consolidated basis, in accordance with the generally accepted accounting practices in Brazil, less (b) revenue from interest of the Issuer, accumulated and received or receivable in money during this period, on a consolidated basis, in accordance with the accounting practices generally accepted in Brazil.

Distel	Distel Holdings S.A., subsidiary of Globopar, shareholder of the Issuer .

Public distribution	Public distribution, in the terms of CVM Instruction 400/03.

DISTV	Distribution of TV Signals by physical media.

Consolidated Net Debt	the sum, on a certain date, of debt comprising loans, financing, debentures or warranties of third-party debts that have been contracted by the Issuer, and which are subject to inflation adjustment using and indicator or interest rate. In the Standardized Financial Statements of the Issuer, corresponds to the loans, financing and debentures of current liabilities and the long-term liabilities, less near-cash (cash, banks, immediate liquidity investments, or short-term investments, bonds or securities), according to consolidated financial statements of the Issuer.

Guaranteed Senior Debt	Debt comprising (i) Fourth Issue Debentures, (ii) bonds issued internationally, Notes, and (iii) other bilateral agreements between the Issuer and local or foreign financial institutions in the ambit of Capital Restructuring as well as other credits that may share in the warranties given under Pledge Agreements.

US$	Legal tender in the United States of America.

EBITDA	for a given reporting period, net profit (loss) for period plus income tax and social contribution expenses, equity in subsidiaries or related companies, net financial expenses (revenues), net non operational expenses (revenues), the minority shareholders' holding and expenses arising from depreciations and amortizations, as shown by the consolidated financial statements of the Issuer.

The Issuer reports EBITDA in this prospectus because this indicator is used as measure of "covenants" or restrictive terms in certain debt or funding agreements. The Issuer also uses EBITDA since it is a standard financial statistical measure used by the financial market. The Issuer calculates and adjusts EBITDA in the manner defined in its contracts. Adjusted EBITDA should not be considered as a substitution for net profit as a performance indicator or alternative operational or cash measure.

Adjusted EBITDA does not represent funds available for distribution of dividends, reinvestment, or other uses.

Not being an indicator calculated on the basis of accounting practices, adjusted EBITDA may not be comparable to other companies.

ECAD	Central Office for Collection of Copyrights.

Issue	Fifth Public Issue of the Issuer's ordinary non-Convertible unsecured subordinated Debentures in a Single Series.

Issuer	Net Serviços de Comunicação S.A.

Deed	Private Deed of the Fifth Public Issue of ordinary non-Convertible unsecured subordinated Debentures in a Single Series of Net Serviços de Comunicação S.A., dated September 2nd, 2005.

USA or United States	United States of America.

Marinho Family	Roberto Irineu Marinho, João Roberto Marinho and José Roberto Marinho, children of Mr. Roberto Marinho.

FGV	Fundação Getúlio Vargas.

GB	GB Empreendimentos e Participações S.A., or Controlling Shareholder, specific purpose company used by Globopar to facilitate Telmex's investing in the Issuer as described in the "Capital Restructuring” section of this Prospectus.

Globopar	Globo Comunicações e Participações S.A., shareholder of the Issuer. Unless the context requires otherwise, the term 'Globopar' includes Distel and Romapar. Globopar is the controlling shareholder of GB, therefore indirectly controlling the Issuer.

Globosat	Globosat Programadora Ltda., subsidiary of Globopar specialized in providing content for pay-TV channel program scheduling.

Government	Federal Government of the Federal Republic of Brazil.

Headends	Center for reception, processing, generating, and retransmitting signals to cable television subscribers and MMDS.

HSBC	HSBC Bank Brasil S.A. - Banco Múltiplo, when referred to separately, or "Coordinators" when together with Itaú BBA, Bradesco, Santander and Unibanco.

IBGE	Brazilian Institute of Geography and Statistics.

IFC	International Finance Corporation.

IFRS	International Financial Reporting Standards or international accounting standards.

IRRF	Income Withholding tax

IGP-M	General Market Prices Index reported by Fundação Getúlio Vargas.

IRPJ	Corporate Income Tax in Brazil.

CVM Instruction 400/03	CVM Instruction no. 400 of December 29th, 2003 and any subsequent amendments.

IOF	Tax on Financial Operations.

Itaú BBA	Bank Itaú BBA S.A. the "Lead Coordinator” for the purposes of the provisions of CVM Instruction no. 400/03, or "Coordinators" when together with Unibanco, Bradesco, Santander and HSBC.

Latam	Latam do Brasil Participações S.A, , company controlled indirectly by
Telmex

Latibex	International market, exclusively trading Latin-American companies' bonds and securities on the Madrid Stock Exchange.

Brazilian Accounting	Accounting practices adopted in Brazil, provisions in the Corporation
Legislation	Law and supplementary rules of the CVM.

Corporation Law	Law no. 6404 of December 15th, 1976, and amendments.

LGT	General Law of Telecommunications - LGT (Law no. 9472 of July 16th, 1997).

LIBOR	London international market interest rate on loans in foreign currency.

Licenses	Licenses to provide Cable TV service and authorization to provide
MMDS services.

MMDS	Multichannel Multipoint Distribution Service: television signal transmission system using terrestrial microwaves at frequencies exceeding 2GHz.

Multicanal	Multicanal S.A., subsidiary of the Issuer.

Nasdaq	The Nasdaq Stock Market Inc., electronic stock exchange in the USA.

Near Video on Demand	Programs paid individually by subscribers, who choose from a series of schedules previously programmed by the pay-TV operator.

Net Brasil	Net Brasil S.A., wholly owned subsidiary of Distel.

Net Rio	Net Rio S.A, subsidiary of the Issuer.

Net Serviços Senior Secured	7% Net Serviços Senior Secured Notes maturing in 2009 issued by the

Notes	Issuer in the ambit of Capital Restructuring.

Net Sul	Net Sul Comunicações Ltda., subsidiary of the Issuer.

Net Sul Senior Secured Notes	7% Senior Secured Notes maturing in 2009 and Senior Secured Floating Rate Notes maturing in 2009 issued by Net Sul in the ambit of Capital Restructuring.

Level 1	Level 1 of Bovespa's Differentiated Corporate Governance Practices

Level 2	Level 2 of Bovespa's Differentiated Corporate Governance Practices

New Market	Bovespa's Differentiated Corporate Governance Practices Segment.

Globo Organizations	Group of business corporations and media companies in communication and entertainment, controlled by the Marinho Family or having holdings owned by the Marinho Family.

Pay per view	Pay - TV Service in which the subscriber pays only for the programs he or she wishes to watch, at any time they wish to do so, within the existing offering.

Capitalization Period	Period of time that begins on the Issue Date , in the case of the first Capitalization Period , or in the date for the payment of interest charges immediately prior to it, including , in the case of the other Capitalization Periods, and finishes on the date of the payment of interest charges corresponding to the period in question, exclusive. Each Capitalization Period succeeds the previous one without interruption until the Maturity Date. The interest charges corresponding to the Capitalization Periods will be due every six months as of the Date of Issue, and the first Payment Dates shall be February 15th, 2006.

Capital Restructuring	Capital Restructuring of the Issuer, as described in the “Capital Restructuring " section of this Prospectus.

Remuneration	Interest charges corresponding to one hundred percent (100%) of the accumulated variation of the average daily rate for overnight Interbank Deposits or "over extra group" calculated and announced by CETIP, plus a spread of 1.50% per year, based on 252 (two hundred and fifty two) business days charged on Unit Face Value, in accordance with the terms of the Deed of Issue.

Prospectus	This prospectus for Public Distribution of Debentures.

Definitive Prospectus	The final version of the prospectus for the Debenture issue, which should be made available to the market in accordance with the terms of CVM Instruction no. 400/03.

RBS	RBS Participações S.A.

R$	Legal tender in Brazil.

Level 2 Regulation	Bovespa Level 2 Regulations - Differentiated Corporate Governance Practices.

Romapar	Roma Participações Ltda., subsidiary of Globopar, shareholder of the Issuer.

Santander	Banco Santander Brasil S.A, when referred to separately, or "Coordinators" when together with Itaú BBA, Bradesco, HSBC and Unibanco.

Sky or Sky Brasil	Sky Brasil Serviços Ltda., subsidiary of Globopar and international joint venture between Globopar, News Corporation, LLC and Liberty Media Inc., constituted to provide DTH services in Brazil.

Company	Any individual, corporation, company, limited liability company, voluntary association, joint venture, trust, autarchy, organization without legal personality or government (or any agency, section, or political subdivision of the latter) or other entity of any nature.

Spread	Fixed interest surcharge added to earnings from a debenture geared to floating rates.

Churn rate	Net number of subscribers disconnected (disconnections less reconnections)over a certain period, divided by the average total number of subscribers connected in the same period, calculated for each type of service.

Telefônica	Telecomunicações de São Paulo S.A., holder of license to provide conventional telephone services.

Telemar	Telemar Norte Leste S.A., holder of license to provide conventional telephone services.

Telmex	Teléfonos de México, S.A. de C.V.

TJPL (Portuguese acronym)	Long-term interest rate

TVA	TVA Sistema de Televisão S.A., pay-TV company and competitor of the Issuer.

TV Globo	TV Globo Ltda., television channel owned by the Marinho family.

US GAAP	United States Generally Accepted Accounting Principles.

Unibanco	Unibanco – União de Bancos Brasileiros S.A., when referred to separately, or "Coordinators" when together with Itaú BBA, Bradesco, HSBC and Santander.

Unicabo	Unicabo Comunicações e Participações S.A., a subsidiary of the Issuer.

Vicom	Vicom Ltda, satellite transmission subsidiary of the Issuer, which was sold on August 30, 2004, as described in this Prospectus.

Vírtua	Brand name for bi-directional access high-speed Internet services using coax cables and cable modems provided by the Issuer.

THE OFFER

This section contains a brief description of the Offer, including a presentation of the Issuer and of the Coordinators, as well as the identification of target market, prices, and total Issue. This section does not contain all the information that should be considered before making a decision on investing in the Debentures. Investors are recommended to carefully read the entire Prospectus including the "Risk Factors” section and the consolidated financial statements of the Issuer which are part of this Prospectus and are included in its attachments.

Introduction

ABTA states that the Issuer is Brazil's biggest pay-TV operator in terms of subscribers connected and homes passed. On June 30, 2005, the Issuer had approximately 1.5 million subscribers in 44 Brazilian cities, including São Paulo and Rio de Janeiro. It had over 35,000 km of cable and more than 6.7 million homes passed. On June 30, 2005, the Issuer had approximately 253.4 Vírtua subscribers and according to ABTA was leader in providing high-speed Internet access services by cable. In the first six months of 2005, the Issuer posted R$ 750.5 million net operational revenue.

The main products currently offered by the Issuer are (i) pay television service marketed under the NET brand, with several different programming schedule packages; (ii) high-speed Internet access marketed under the Vírtua brand; and (iii) Pay per view type programs.

Authorizations

The Issuer's Board of Directors Meetings that decided on the Issue and approved its terms and conditions were held on September 2, 2005 and September 9, 2005. The minutes of the Board of Directors Meeting held on September 2, 2005 were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) on September 3, 2005 and in the newspaper Valor Econômico national edition, on September 5, 2005, and the minutes of the Board of Directors Meeting held on September 10, 2005 were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) on September 12, 2005 and in the newspaper Valor Econômico national edition on September 12, 2005.

Requirements of the Issue

The Issue meets the following requirements:

1.	The minutes of the board meetings that discussed this Issue are filed with the Commercial Registry of the State of São Paulo;

2.	The minutes of the board meetings that discussed this Issue were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and in the newspaper Valor Econômico national edition;

3.	The Deed and its first amendment were registered with the Commercial Registry of the State of São Paulo;

4.	The Issue was registered with the Brazilian Securities and Exchange Commission (local acronym CVM) pursuant to Laws 6385 of December 7, 1976 and 6404 of December 15, 1976, CVM Instruction 400/03, and other pertinent legal regulatory provisions; and

5.	The Issue was registered for trading on the Debentures primary market on the SDT administered by ANDIMA and operationalized by CETIP, as well as for trading on the secondary market in SND, administered by ANDIMA and operationalized by CETIP, and on Bovespa's BOVESPAFIX with custody at CBLC.

The Issue must be registered with ANBID within fifteen (15) days as of registration of the Issue with the CVM, in compliance with Article 22 of ANBID's Self-Regulatory Code for Public Offers of Bonds and Securities of January 16, 2002.

Issue Characteristics and Dates

Limit of the Issue

The Issue complies with the limits stipulated in Article 60 of Law 6404/76, since the fully paid up capital stock of the Issuer on this date is R$ 3,387,408,498.71.

Corporate Authorizations

The Issue was approved by the Meeting of the Board of Directors of the Issuer held on September 2, 2005, whose minutes was published in the September 3, 2005 issue of the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and in the September 5, 2005 edition of the newspaper of Valor Econômico national edition.

The spread for remuneration of the Debentures in accordance with Section 4.9.3.1 of the Deed of Issue was set by the Board of Directors Meeting of the Issuer held on September 9, 2005, the minutes of which were published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo), on September 10, 2005 and in the newspaper Valor Econômico national edition, under the terms of the Corporation Law on September 12, 2005.

Number of Debentures, Face Value and Total Value of Issue

65,000 ordinary non convertible unsecured subordinated debentures will be issued, all nominative and book-entry, with unit face value R$ 10,000.00, on the Date of Issue, amounting to a total of R$ 650,000,000.00.

Date of Issue

For all legal purposes, the date of issue of the Debentures is August 15, 2005.

Series Number

The Issue will be made in one single series.

Convertibility, Type and Form

The Debentures will be ordinary non-convertible unsecured subordinated registered and book entry debentures.

Certificates

Certificates for the Debentures will not be issued. For all purposes and effects, ownership of the Debentures will be proven by the statement issued by the Lead Bank and Underwriter. Also recognized as proof of ownership of the Debentures will be the report of position of assets issued by SND together with a statement in the name of the Debenture holder issued by the financial institution responsible for custody of these securities when deposited in the CETIP. For Debentures deposited in CBLC, the latter will issue a custody statement in the name of the Debenture holder that will also be recognized as proof of ownership of the Debentures.

Term and Manner of Subscribing and of Paying up

The debentures shall be subscribed according to their Unit Face Value, accreted by the Remuneration, said Remuneration being computed pro rata temporis as of the Date of Issue (inclusively) and until the Pay Up Date (not included). The debentures shall be paid up in specie and in Brazilian currency at the time they are subscribed, pursuant the financial settlement criteria established by CETIP.

Term and Maturity Date

The Debentures shall mature within six (6) years counted as of the Date of Issue, becoming therefore payable on August 15, 2011.

Remuneration

Compensatory Interest: The Debentures shall earn an interest equipollent to one hundred (100%) percent of the accrued variation of the daily average rates for one day Inter-financial Deposits (“over extra group”), computed and unveiled by the CETIP (“DI Rate”), accreted as determined by the equation defined infra, and with a spread of 1.50% per year, based on 252 (two hundred and fifty-two) business days, levied over the Unit Face Value as of the Date of Issue, or as of the last Remuneration quittance date, as the case may be, and paid at the end of each Capitalization Period.

Interest corresponding to the Capitalization Period shall be payable every semester as of the Date of Issue, and the last Remuneration payment date shall coincide with the Maturity Date of the Debentures.

All average daily rates shall accrue exponentially, using the pro rata temporis criterion, up to the effective payment date of the interest, so as to cover the entire Capitalization Period.

Interest shall be computed according to the following equation:

Where:

J = the amount corresponding to interest due at the end of each Capitalization Period, computed using six (6) decimal places without rounding off;

VNe = Nominal Face Value of the debenture which has been informed/computed using six (6) decimal places, without rounding off.

Interest Factor = Interest is made up by the floating parameters accreted by the spread computed using nine (9) decimal places, to whit:

Where:

DIFactor = Resulting of the DI Over Rates obtained with the use of percentage rages applied at the start of the capitalization (inclusively) up to the date of the computation (not including the latter), computed using eight (8) rounded offndecimal places, computed as follows:DI

nDI = total number of DI Over Rates, where "nDI" is an integer;

TDI k = DI Over Rate, expressed for the day, computed using eight (8) rounded off decimal places, computed as follows

DIk = DI Over Rate unveiled by CETIP, computed using two (2) decimal places;

dk= number of business days corresponding to the effective date of the DI Over rate, where “dk” is an integer, and where the DI rate is effective for one business day;

SpreadFactor = Surcharge over set interest accreted to the yield of one debenture referenced in terms of floating rates, computed with nine (9) rounded off decimal places;

Spread = spread or surcharge computed as a percentage per year, informed using four (4) decimal places;

N = number of days representing the spread, which are computed predicated on a year made up of 252 (two hundred and fifty-two) business days;

n = number of business days that have gone by between the date of the coming event and the date of the previous event, where “n” is an integer;

DT = is the number of business days between the previous and the coming event, where “DT” is an integer;

DP = is the number of business days between the previous event and the current date, where “DP” is an integer;

The DI Rate shall be used taking into account the same number of decimal places unveiled by the agency responsible for its calculation.

Notes:

(a) The factor resulting from the expression is used with sixteen (16) decimal places without rounding off;

(b) The compounding of the daily factors is accomplished by truncating the result to sixteen (16) decimal places for each daily factor, applying the next daily factor and so on down the line until the last day taken into account is reached.

(c) Once the daily factors have accrued, the resulting DI Factor shall be used with eight (8) rounded off decimal places.

In case the DI Rate is temporarily unavailable at the time of the payment of any monetary compensation envisaged in this Clause, the same daily rate produced by the last known DI Rate will be used, accreted by the percentage rate (if any) computed up to the date of the calculation, and no financial compensations, fines or penalties shall be owed by the Issuer or by the Debenture Holders when said DI Rate is disclosed at a later date.

In the absence of any computation and/or unveiling of the DI Rate for over thirty (30) days counted as of the expected date for its computation and/or disclosure (“DI Rate Dearth Period”), or yet, in case this rate has been extinguished by any legal imposition or judicial order, the average financing rate will be used as replacement for the DI Rate, backed by federal treasury bonds, as determined by the Special Settlement and Custody System (“Selic Rate”).

In case of the extinguishing or of the non applicability of the Selic Rate as arising from any legal provisions, the Escrow Agent shall call up a Meeting of the Debenture Holders, (in the manner and pursuant the deadlines that have been stipulated in article 124 of the Corporation Law, and in Clause VII of the Deed of Issue), to define by mutual agreement with the Issuer, and pursuant the appropriate regulations, the new parameter that is to be used (“Replacement Rate”). The Meeting of the Debenture Holders shall be accomplished within a maximum timeframe of thirty (30) days counted as of the Last Day of the Dearth of the DI Rate or of the Selic Rate, or as of the legal extinguishing or non applicability of the DI Rate or of the Selic Rate. Until the time said parameter has been defined to compute the amount of any of the obligations that have been envisaged in this item, the same daily rate generated by the last known DI Rate or Selic Rate, as the case may be, shall be used until such time as the Meeting of the Debenture Holders is held.

In case the DI Rate or the Selic Rate, as the case may be, gets to be unveiled before the Debenture Holders Meeting, said Meeting shall be no longer held, and the DI Rate or the Selic Rate, as the case may be, shall be used again as of the time of their unveiling, to compute the Interest to Compensate the Debentures.

In case no agreement is reached between the Issuer and the Debenture Holders representing at least two thirds (2/3) of the total Outstanding Debentures as to what the Replacement Rate should be, then the Issuer, at its exclusive discretion, shall choose one of the two alternatives established to whit, pledging to inform the Escrow Agent in writing within fifteen (15) days counted as of the date of the respective Debenture Holders meeting as to which alternative has been chosen.

(i)
The Issuer shall fully prepay the amounts of the Debentures within a period of thirty (30) days counted as of the date of the said Debenture Holders Meeting, and the Unit Face Value of the Debentures shall be accreted by the Remuneration determined to exist up to the date of its effective prepayment, computed pro rata temporis as of the Date of Issue or of the last remuneration payment date, as the case may be. In this case, the last DI Rate unveiled officially, or the last previously disclosed Selic Rate (as the case may be) shall be used to compute the Remuneration for the Debentures that are to be prepaid, including the Remuneration for each day encompassed by the period during which said rates were inexistent;

or

(ii)
The Issuer shall fully amortize the entirety of the Outstanding Debentures within a timeframe to be stipulated by the Issuer, said time frame not to exceed the maturity date and the amortizations that have been originally scheduled for the Debentures. During the timeframe set by the Issuer for the amortization of the Debentures, the periodicity of the payment of the Remuneration shall be the one that has been established by item 4.10.1 of the Deed of Issue, and the Replacement Rate that was defined by the Debenture Holders and which was presented to the Issuer during said Debenture Holders Meeting shall be used until such time when Debentures have been fully amortized, reflecting the parameters that have been used for similar operations in effect at the time. In case the respective Remuneration rate has been referenced for a timeframe different from the aforementioned two hundred and fifty-two (252) days, said rate is to be adjusted f or inflation so as to reflect said two hundred and fifty-two (252) days.

Remuneration To Be Paid

The remuneration of the Debentures shall be accomplished for every semester as of the Date of Issue payable on each 15th day, on the first subsequent business day of the months of August and February of each year, the last payment becoming due on August 15, 2011.

Programmed Amortization

Pursuant the Deed of Issue, the Debentures shall be amortized according to a pre-set schedule, so as their Unit Face Value may be amortized on the following dates: August 15, 2008, August 15, 2009, August 15, 2010 and August 15, 2011, and the Issuer pledges to retire all the financial obligations owed the Debenture Holders as deriving from the Deed by the time the last programmed amortization installment has been paid. The amount of each of the amortization installments listed above shall be equivalent to twenty-five (25%) percent of the Unit Face Value of the Debentures.

Optional Purchase

The Issuer at any time may purchase the Debentures on the market for a price not less than their Face Value, accreted of the Remuneration, computed pro rata temporis, abiding by the provisions of the second paragraph of article 55 of the Corporation Law. The Debentures that are the object of said purchase may be cancelled, they may be held at the Treasury of the Issuer, or they may also be placed on the market.

Special Amortization

The special amortization may be partial or it may be accomplished in full as regards their Unit Face Value on the date of said amortization, accreted by (i) the Remuneration due, which shall be computed pro rata temporis as of the Date of Issue or as of the Last Remuneration Payment Date, as the case may be, up to and including the date of the respective amortization (non including the day of the amortization itself); and (ii) the percentage premium computed according to the equation defined infra, calculated over the amount of said amortization (“Premium”):

Premium (%) = P x (DD / TDC), where:

P = 0.60% (sixty hundreds)

DD = is the number of calendar days still to run until the Maturity Date (inclusively), counted as of the date that has been stipulated for the respective special amortization.

TDC = 2,191 (two thousand, one hundred and ninety-one) days which is the overall number of calendar days that have gone by from the Date of Issue until the Maturity Date.

The amount of any special partial amortization shall proportionately downsize all the installments of the amortization still to mature.

Advance Retirement

The Debentures of this Issue are subject to advance retirement by the Issuer.

Rollover

No scheduled rollover of the Debentures shall take place.

Advance Maturity

Once items A, A.1 and B infra have been complied with, the Escrow Agent may declare the advance maturity of all the obligations pertaining to the Debentures, and it may demand that the Issuer immediately pay the due balance of the Unit Face Value of the Debentures, accreted by the Remuneration due as of the Data of Issue or as of the last Remuneration Payment Date, as the case may be, inclusively up to the last day of the effective payment (not counting that day), computed pro rata temporis and of any other encumbrances irrespectively of any notice, or of any judicial or extrajudicial summons or notice, arising from any of the following events:

(a)
a request for judicial rehabilitation or a request made to creditors to negotiate the extra judicial rehabilitation plan, in both instances as defined by Law 11101, dated February 9, 2005, said request having been made by the Issuer or by any of its directly or indirectly controlled companies;

(b)
the extinguishing of, the liquidation, dissolution, insolvency, request of bankruptcy by the Issuer itself, request for bankruptcy not subject to the statute of limitations or the decreeing of the bankruptcy of the

Issuer or that of any of its directly or indirectly controlled companies, except for any incorporation, merger, extinguishing, or dissolution operations pertaining to any companies that are directly or indirectly controlled by the Issuer, which are being carried out to restructure the company, for which the remaining properties and assets may be held by the Issuer or by any of its directly or indirectly controlled companies;

(c)
default by the Issuer of the payment of the principal and/or the Remuneration of the Debentures on their respective due dates, which has not been remedied within two (2) business days counted as of their respective maturity dates;

(d)
non compliance by the Issuer of any material non-pecuniary obligations associated to the Issuance undertaken in the Deed, unless if, during at most twenty (20) days as of the date of the receipt by the Issuer of any notice which needs to be necessarily sent by the Escrow Agent, said non accomplishment has been remedied;

(e)
change in the control of the Issuer which does not result in Globo Comunicações e Participações S.A. and/or its Affiliates; or in Teléfonos de México, S.A. de C.V and/or its Affiliates or both becoming the direct or indirect Issuer’s controllers;

(f)
the termination, extinguishing or the transfer of the authority held by the Issuer or by any of its controlled companies to exploit cable TV services, provided this may adversely and materially affect the financial condition and the operational results of the Issuer, and which may represent a downsize of ten (10%) percent or more of the consolidated revenues obtained by the Issuer over the last twelve (12) months;

(g)
a statement of advance maturity of any debt and/or obligation of the Issuer or of any of its controlled companies in a single or aggregate amount that may be greater than or equivalent to R$50,000,000.00 (fifty million reais), said amount to be adjusted for inflation as defined by the IGP-M established as of August 15, 2008, or, in case this index cannot be used, by any index that may replace it;

(h)
the legitimate protest of any liabilities of the Issuer, even if in the condition of a guarantor or those of any of its controlled companies, the individual or aggregate amount of which is in excess of R$50,000,000.00 (fifty million reais), said amount to be adjusted for inflation using the IGP-M index existing as of August 15, 2008, or, in case said index may not be used, by any index that may come to replace it, except if (i) within five (5) business days, the Issuer substantiates that the protest was effected through error or through bad faith on the part of others; (ii) it has been cancelled; (iii) it has been paid; or (iv) the dunning whereof has been suspended by Court order;

(i)
any final court judgments or final arbitration that has the force of a sentence which may be handed down against the Issuer or against any of its controlled companies, the entire amount of which may be in excess of R$50,000,000.00 (fifty million reais), adjusted for inflation according to the IGP-M index, as of August 15, 2008, or if said index cannot be used, by another index which may come to replace it, provided the Issuer fails to substantiate any payment made to the Escrow Agent within thirty (30) business days counted as of the payment of the full amount, within the timeframes and pursuant the terms that have been established in said final court judgment or said final arbitration decision.

(j)
a substantiation as to the untruthfulness, insufficiency, incorrectness or inconsistency of any representation made by the Issuer in the Deed, or of any information related to the Final Prospectus associated directly with the activities of the Company, provided they may adversely and materially affect the capability of the Issuer to accomplish the obligations it has undertaken by the terms of the Deed;

(k)
the spin-off, the merger or the incorporation of the Issuer by any other company, except if (a) the incorporating company is an Affiliate of the issuer; or (b) pursuant article 231 of the Corporation Law: (i) such change in the control of the company has been approved by the Debenture Holders representing the majority of the Outstanding Debentures or (ii) if the right of redemption to be accomplished within six (6) months has been assured to the Debenture holders who have not agreed with said spin-off, merger or incorporation;

(l)
the downsizing of the capital stock of the Issuer and/or the repurchase by the Issuer of its own shares with the intent to cancel them, except when such downsizing of the capital stock of the Issuer and/or the repurchase by the Issuer of its own shares with the intent to cancel them has been previously sanctioned by the Debenture Holders pursuant the third paragraph of article 174 of the Corporation Law;

(m)
the resolution pertaining to, or the distribution of dividends or equity of the capital of the Issuer or over any sharing of profits envisaged in the Bylaws of the Issuer in case the latter is in arrears with the pecuniary obligations envisaged by the Deed, except for the payment of the mandatory minimal dividends that may have been envisaged in art. 202 of the Corporation Law;

(n)
the transfer of, or any other type of assignment or commitment to assign to third parties the entirety of, or a substantial portion of the assets of the Issuer that may materially and adversely affect the financial status and the operational results of the Issuer, representing a downsize of ten (10%) percent or more of the consolidated revenues of the Issuer over the last twelve (12) months preceding said transfer, assignment or commitment to assign;

(o)
up to the Maturity Date of the Debentures, and provided any of the Debentures are still Outstanding, the failure to maintain the following rates and limits to be computed on the last day of every quarter, taking into account the last twelve (12) months preceding said respective date of determination. In spite of the foregoing, and in order to compute the rate infra, (ii), on September 31, 2005 and on December 31, 2005, the Issuer shall use the annualized financial encumbrances predicated on the period encompassed between March 31, 2005, to September 31, 2005, and from March 31, 2005 until December 31, 2005, respectively:

(i) the ratio obtained by the division of the Net Consolidated Indebtedness by the EBITDA shall not be equal to or in excess of 2.5;

(ii) the ratio obtained by dividing the EBITDA by the Net Consolidated Expenses with Interest shall be equal to or greater than 1.5.

A. Any of the events shown in sub-items (a), (b), (c) and (f) above shall result in the advance automatic maturity of the Debentures, irrespectively of any query to the Debenture Holders, or of any judicial or extrajudicial warning or notification.

A.1. In case of any of the events pointed out above, the Escrow Agent shall call up a meeting of the Debenture Holders within forty-eight (48) hours counted as of the date said Escrow Agent has become aware of any of the aforementioned events, to deliberate as to the decreeing of the advance maturity of the Debentures, in compliance with the call-up procedure envisaged infra, and the specific quorum that has been established in the item below. The Meeting of the Debenture Holders dealt with herein shall be held within at most fifteen (15) days counted as of the publication of the Public Announcement regarding the first call-up or within at most eight (8) days counted as of the date of the publication of the Public Announcement regarding the second call-up (if such is the case), and in the case of the second call-up, the respective public call-up notice shall be published on the first business day immediately subsequent to the date set for the holding of the Meeting of the Debenture Holders, pursuant the terms of the first call-up notice.

B. By means of the votes of at least two thirds (2/3) of the Outstanding Debentures, the Meeting of the Debenture Holders referred to in the previous item A.1 shall instruct the Escrow Agent not to declare the advance maturity of the Debentures.

If, pursuant the provisions of item B above, the Debenture Holders meeting is not held within thirty (30) days after having been called up, and if there is no call up or if no resolutions have been taken until the date originally established for the meeting, and unless the Debenture Holders meeting is placed in abeyance as caused by any act not arising from, or imputable to the Escrow Agent, said Escrow Agent shall declare the advance maturity of all the obligations arising from the Debentures, and to require that the Issuer immediately pay up the still remaining Unit Face Value, accreted by the Remuneration payable as of the Date of Issuance, or of the last Payment Date of the Remuneration, as the case may be, including up to the date of effective payment (not including the day itself), computed pro rata temporis, together with all encumbrances.

For the purposes of paragraphs “a” and “b” and of item Early Maturity above, any judicial or extrajudicial proceeding related to the decree of bankruptcy, judicial rehabilitation or the submission of a request to negotiate a plan of rehabilitation before creditors, or any similar act envisaged in the legislation that may come to replace or to complement the current legislation pertaining to bankruptcies, judicial and extrajudicial rehabilitations, as defined for both instances by Law no. 11,101, dated February 9, 2005.

Venue for Payment

As the case may be, any payments due on the Debentures shall be made for (a) (i) the procedures adopted by the CETIP for the Debentures that have been registered before the SND; (ii) the procedures that have been adopted by the CBLC regarding the Debentures that have been registered at BOVESPAFIX or, (b) in the case of the owners of the Debentures that are not entailed to such systems, by the Mandatory and Registering Bank, by means of deposits made to the bank accounts indicated by the Debenture holders.

Term Extensions

The payment of any obligations envisaged in, or arising from the Deed shall be construed as having been automatically extended until the first subsequent business day without accretion of any interest or of any other arrears interest to the amounts due when the date of payment falls on a national holiday, on a Saturday, a Sunday or on a bank holiday in the city of São Paulo.

Default Charges

If the Issuer is late in paying any amounts due the Debenture holders, the amounts in arrears shall become subject to the levying of an arrears fine of two (2%) percent, and arrears interest of one (1%) percent per month, both of which shall be computed over the amounts in arrears as of the date of default and until the date the payment is effectively made, irrespective of nay warning, notice, judicial or extrajudicial notice.

Decline of Right to Additional Payments

Without prejudice to late charges, Debenture holders failing to appear to receive the value corresponding to any of the financial obligations owed by the Issuer on the dates stipulated in the Deed or in the announcement published by the Issuer, shall have no right to Remuneration and/or late charges for the period relating to the delay in receipt though they shall be assured the rights acquired until the date of the respective maturity.

Target Market

The target market for the Issue comprises individuals and corporate and institutional investors, such as financial institutions, open and closed supplementary pension funds, insurance companies and other third-party fund managers.

Debenture Holder Immunity

If Debenture holders enjoy any type of tax immunity or exemption, they should advise the Mandatory bank and Underwriter at least 10 (ten) business days in advance of the date scheduled for receiving amounts relating to the Debentures, with supporting documentation for the tax immunity or exemption, otherwise the amounts due under the tax legislation in force shall be deducted as if they were not tax immune or did not enjoy tax exemption.

Declaration of Non-Suitability of the Investment

The investment in the Debentures is not suitable for investors that (a) need liquidity, in view of the possibility of trading in the Debentures in the secondary market being low or non-existent; and/or (b) are unwilling to run the credit risk of a private sector company.

Registration for Distribution and Trading

The Debentures will be registered for placement in the primary market through SDT administered by ANDIMA and operationalized by CETIP.

The Debentures will be registered for trading on the secondary market, (i) through SND, administered by ANDIMA and operationalized by CETIP, and (ii) through BOVESPAFIX, in which case trades will be settled and the Debentures custodied by CBLC.

Disclosure

All actions and decisions that may in any way involve Debenture holders’ interests will be published in the form of notices in the newspaper Valor Econômico national edition.

Risk Rating

The Issuer hired Standard & Poor's risk rating agency to evaluate the Debentures they were rated brBBB+. For further information, see risk rating summary attached to the Prospectus. The Issuer promises to submit the Issue to annual review and assessment by the risk rating agency throughout the period of validity of the Debentures, and to disclose or allow the risk rating agency to disclose its report with the corresponding risk rating for the Debentures.

Debenture Holders Meeting

Debenture holders may, at any time, hold a Debenture Holders Meeting under the terms of Article 71 of the Corporation Law in order to decide matters of interest to debenture holders as a whole.

A Debenture Holders Meeting may be called by the Trustee, or by the Issuer, or by debenture holders representing at least ten percent (10%) of the Debentures in circulation, or by the Brazilian Securities Commission.

In so far as it is applicable the provisions of the Corporation Law regarding shareholders general meetings shall apply to Debenture Holders Meetings.

Debenture Holders Meetings will officially start on first call to meeting if Debenture Holders representing at least half of the Debentures in Circulation are present and on the second call with any number.

Every Debenture will have the right to one vote, and attorneys or agents may be designated, whether or not they are debenture holders. Decisions will be taken by a majority of those present, except for matters requiring a special quorum as stipulated by law or by the Deed.

For the purposes of calculating Debentures in Circulation, and for determining the quorum required to start a Debenture Holders Meeting or to vote, there shall be no counting Debentures that (a) are directly or indirectly owned by the Issuer's subsidiaries or affiliates, or directly or indirectly by its controllers, their executives and/or their administrators; or (b) are held in treasury by the Issuer. Additionally, for voting quorum purposes, blank votes will not be counted. "Debentures in Circulation" means all subscribed debentures excluding those retained in treasury by the Issuer and those owned by companies (directly or indirectly) controlled by the Issuer, controller shareholders (or controlling groups) or administrators of the Issuer, of companies controlled by the Issuer (directly or indirectly), or controlled companies (or controlling group).

Minimum Quorums for Debenture Holders Meetings

Alterations in the characteristics and conditions of the Debentures and the Issue must be approved by Debenture Holders representing at least a majority of the Debentures in Circulation, and alterations to the Remuneration and/or Periods of Maturity, Amortization of Debentures or the terms of early maturity must obtain the approval of Debenture Holders representing eighty-five percent (85%) of Debentures in Circulation. Alterations to any voting quorum stipulated in the Deed, on a certain matter, will depend on the approval of debenture holders representing the voting quorum stipulated in the Deed for said matter.

Without prejudice to the quorum of eighty-five percent (85%) stipulated above, in the event of the index being abolished, not being calculated and/or not being announced for more than thirty (30) business days after the expected date for calculating and/or announcing it, or in the event of it being legally impossible to apply the Remuneration index, rate or component factor, the quorum required to decide a new Remuneration applicable to the Debentures must consist of Debenture Holders representing at least two thirds (2/3) of the total number of Debentures in Circulation.

Estimated Dates for Stages of Offer

Estimated dates for stages of the Debenture Offer are shown below:

	Order of Events	Event	Date scheduled (1)

1		Publication of Notice to Market	August 18, 2005
		Preliminary Prospectus Provided	August 18, 2005
2		Road Show Beginning	August 18, 2005

3		Bookbuilding Procedure	September 9, 2005
		Subscription Price Set	September 9, 2005
		Board Meeting Held	September 9, 2005

4		Registration of Issue	September 9, 2005

5		Publication of Initial Announcement	September 12, 2005
		Definitive Prospectus Provided	September 12, 2005
6		Date of settlement	September 14, 2005

	7	Publication of Closure Announcement	September 16, 2005

(1) Dates set for future events are merely indicative and subject to alterations, advances, or delays.

Securities Distribution Agreement

Before obtaining the registration of the Issue, the Issuer and Coordinators shall enter into the Distribution Agreement, which will be available for consultation for the Company, the Coordinators, and the Brazilian Securities Commission at the addresses stated in this Prospectus.

In accordance with the Distribution Agreement, the Issue will be held under the conditions described below.

Distribution Procedure and Placement

The Debentures will be subject to public distribution under the firm commitment arrangement for all the Debentures initially offered, with the intermediation of the Coordinators, (i) for placement in the primary market, through SDT, administered by ANDIMA and operationalized by CETIP , and (ii) for trading in the secondary market through (a) SND, administered by ANDIMA and operationalized by CETIP, and (b) BOVESPAFIX, in which case trades will be settled and Debentures custodied by CBLC. There will be no advance reservations, nor minimum or maximum lots set, and the Coordinators, with prior express approval of the Issuer, will organize a distribution plan for the Debentures.

The Coordinators and Contracted Coordinator must conduct the Issue in such a way as to ensure: (i) investors are treated fairly and equitably, (ii) the investment is suited to their customers' risk profiles, and (iii) their sales representatives receive copies of the Prospectus in advance for obligatory reading. Investors' questions may be answered by the representatives of the Coordinators and Contracted Coordinator as indicated in the item “Places where the Debentures may be acquired and the Prospectus obtained" in this Prospectus.

The Issue will only begin after registration of the public distribution has been accepted by the Brazilian Securities Commission, the publication of the initial announcement and the Definitive Prospectus being provided for investors.

The Issuer is structured under the firm commitment arrangement for placement of all Debentures in the Issue, totaling R$650,000,000.00, without joint responsibility between Coordinators, as shown in the table below:

Amount of firm commitment on Issue date (R$)

Itaú BBA	260,000,000.00
Unibanco	195,000,000.00
Bradesco	81,250,000.00
Santander	81,250,000.00
HSBC	32,500,000.00

The Debentures will be offered within the Placement Period and be subscribed and paid up at Face Value, plus Remuneration, calculated pro rata temporis from the date of issue to the date of payment ("Subscription Price").

The Debentures Placement period under the firm commitment arrangement will be three (3) business days as of the date of publishing the Initial Announcement. If all the Debentures have not been placed by the end of this period, the Coordinators shall subscribe them up the limit of the firm commitment and subscribe any Debentures that have not been placed with investors by the last day of the period respecting the final volumes as in the table above. The firm commitment provided by the Coordinators is valid until October 13, 2005, and this period may be extended by the parties. In the event of an extension of the period, the parties shall make an amendment to the Distribution Agreement.

Transfer of Debentures

The Coordinators and any other financial institutions that may adhere to the Distribution Agreement in the capacity of intermediate institutions may resell, until the date of publication of the Closing Announcement, the Debentures acquired under the exercise of the firm commitment for placement at the Subscription Price of the Remuneration until the date of resale. Resale of Debentures by the Coordinators and other financial institutions that may adhere to the Distribution Agreement in the capacity of intermediate institutions, after the publication of the Closing Announcement may be made at the price to be determined in accordance with market conditions at the time. Resale of Debentures, as mentioned here, must comply with the applicable regulation.

Suspension and Cancellation of the Debenture offer

The Debenture offer may be suspended or canceled at any time by the Brazilian Securities Commission in the following cases:

a.	if it is being undertaken in conditions other than those stipulated in CVM Instruction 400/03 or the Issue registration; or
b.	if it is considered illegal and contrary to CVM regulations, or fraudulent, even after having obtained the corresponding registration.

The Issue must be suspended if the CVM finds illegality or violation of remediable regulations. The Issue suspension period may be not more than thirty (30) days, during which time the irregularity shown must be remedied. At the end of this period, if the defects that determined the suspension have not been remedied, the CVM will order the withdrawal of the Offer and cancel the corresponding registration.

Termination of the Distribution Agreement will give rise to cancellation of the registration of the Issue.

Any suspension or cancellation of the Debenture offer, as well as any other information or notifications relating to it, shall be announced to the market and to investors that have accepted the Offer immediately after their occurrence, in the same newspapers of record habitually used by the Issuer.

In the event of suspension, investors may revoke acquisition of the Debentures by the fifth (5th) business day subsequent to being notified of the suspension.

Investors that have acquired the Debentures, in the event of cancellation of the Debenture offer, and investors that have revoked acquisition, in the event of suspension of the Debenture offer, will be entitled to full restitution of the values paid as consideration for the Debentures, without reimbursement of the amount relating to CPMF, which will be credited in the investor’s accounts within five (5) business days as of notifying revocation to investors or notifying investors of suspension.

Modification or revocation of the Debenture offer

If the Brazilian Securities Commission takes the view that there has been a substantial alteration subsequent to and unexpected in the circumstances existing at the time of filing for registration of the Debenture offer, or leading to a relevant increase in the risks assumed by the Issuer and inherent to the offer of the Debentures itself, the Commission may accept a submission for modification or revocation of the Debenture offer. If modification is granted, the Debenture offer may on initiative of the Brazilian Securities Commission itself or on application from the Issuer, be extended for up to ninety (90) days.

In the event of revocation of the Debenture offer, any subscription vouchers signed will be automatically canceled.

Any modification of the Debenture offer must be immediately disclosed to the market, through the same vehicles used for the publication of the Initial Announcement. The Coordinators will take reasonable measures to ensure that when investors formalize adhesion to the Debenture offer by signing the subscription voucher, they are aware that the original Debenture offer was altered and are informed of the new terms and conditions. If investors have signed the subscription voucher prior to the modification of the Debenture offer, they will immediately be informed by the Coordinators regarding the modification and must confirm interest in acquisition of the Debentures within five (5) business days as of being notified. If an investor does not respond by the end of this period, it will be assumed that the investor's intention in to acquire the Debentures.

A modification of the Debenture offer is allowed to improve it in favor of Debenture Holders.

Relationship of Issuer with Lead Coordinator, Coordinators, and the Contracted Coordinator.

Lead Coordinator

The Issuer has commercial relations with the Lead Coordinator in accordance with the usual practices in the financial market. In this respect, the Issuer uses credit lines of the working capital type with the Lead Coordinator and has entered into derivatives transactions with the Lead Coordinator. Furthermore, the Lead Coordinator provides cash management services to the Issuer.

Coordinators

Unibanco

The Issuer has commercial relationship with Unibanco in accordance with the usual practices in the financial market. In this respect, on July 31, 2005, the Issuer and Unibanco were involved in a working capital agreement in the amount of R$ 67,106,715.00.

Bradesco

The relationship between the Issuer and Bradesco focuses on the provision of banking services in general, and in particular the following: (i) the company's receivables procedures (collection and direct debit), (ii) payments to suppliers and payroll, (iii) payments of taxes, (iv) Fourth Issue Debentures , (v) residual credit operations of financial institutions acquired by Bradesco, financial investments and funds. Additionally, Bradesco is the Mandatory Bank and Underwriter contracted by the Issuer for this Issue.

Santander

As well as this Issue, Banco Santander's direct relationship with the Issuer derives from conventional credit operations, banking services in general such as current account, FX operations, and cash management, particularly collection of Issuer customer bills.

HSBC

HBSC maintains relations with the Issuer deriving from providing collection service for its invoices and foreign exchange operations.

Contracted coordinator

Banco ABC Brasil S.A.

The Issuer has commercial relations with Banco ABC Brasil S.A., in accordance with usual practices in the financial market. At the moment, Banco ABC Brasil S.A. has no services contracted with the Issuer.

Statement of Cost of Debenture Offer

Cost of Debenture Offer

Commissions and Fees	Amount	% in Relation to
	(R$)	Total Value Issue

Coordination and Structuring Commission	1,625,000.00	0.25
Placement Commission	1,625,000.00	0.25
Firm Commitment Premium	1,625,000.00	0.25
Securities Commission Registration Fee	82,870.00	0.0001
Other Expenses (est.) (1)	570,000.00	0.09

Total Commissions and Fees ___________________	5,527,870.00	0.85
(1) Includes road show expenses, legal consultants and other costs borne by the Issuer.

Cost of Issue per Debenture

	Face value	Cost of		Net amount for Issuer
	(R$)	Issue (R$)%

Per Debenture ___________________	650,000,000.00	5,527,870.00	0.85	644,472,130.00
(1) Cost of Issue per Debenture = R$ 85.04

Contract of Guaranteed of Liquidity and Price Stabilization.

No liquidity maintenance fund, or liquidity guarantee, or price stabilization agreement will be constituted for the Debentures.

Places where the Debentures may be Acquired and the Prospectus obtained.

Those interested in acquiring Debentures may contact the Coordinators and/or Contracted Coordinator at the addresses shown below where they may obtain copies of the Prospectus:

Lead Coordinator

Banco Itaú BBA S.A.
Av. Brigadeiro Faria Lima, 3400, 40 andar São Paulo - SP
At.: Pedro Bianchi/Gustavo Bellon
Tel.: (011) 3708-8162/8175
Fax.: (011) 3708-8107
Email: pgbianchi@itaubba.com.br
           gtbellon@itaubba.com.br
URL: www.itaubba.com.br

Coordinators

Unibanco – União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891, 190 andar
São Paulo - SP
At.: Rogério Freire
Tel.: (011) 3097-4032
Fax.: (011) 3097-4823
Email: rogerio.freire@unibanco.com
URL: www.unibanco.com.br/prospectos

Banco Bradesco S.A.
Avenida Paulista, 1450 – 3º andar
Capital Market Department
São Paulo – SP
At.: Mr. Rodrigo Margoni/Priscilla Souza
Tel.: (011) 2178-4800
Fax: (011) 2178-4808
Email: 4013.margoni@bradesco.com.br/4013.priscilla@bradesco.com.br
URL: www.shopinvest.com.br

Banco Santander Brasil S.A.
Rua Amador Bueno, 474, 3º andar, Bloco C
São Paulo – SP
At.: Ricardo Leoni
Tel.: (011) 5538-6792
Fax: (011) 5538-8252
Email: ricardoc@santander.com.br
URL: www.santander.com.br/prospectos

HSBC Bank Brasil S.A. – Banco Múltiplo
Av. Brigadeiro Faria Lima, 3064, 40 andar
01451-000 São Paulo - SP
At.: Regina Pinheiro
Tel.: (011) 3847-5482
Fax.: (011) 3847-5479
Email: rpinheiro@hsbc.com.br
URL: www.hsbc.com.br/para-empresa/investimentos/mercado-capitais-domesticos.shtml

Contracted coordinator

Banco ABC Brasil S.A.
Av. Juscelino Kubitschek, 1400, 5º andar,
São Paulo - SP
At.: João Carlos Gonçalves da Silva
Tel: (11) 3170-2289
Fax: (11) 3170-2082
Email: joao.silva@abcbrasil.com.br
URL: www.bancobrasil.com.br

More details

For further details in relation to the Issue and the Debentures, those interested should go to the Brazilian Securities Commission, the headquarters of the Issuer, the Coordinators or Contracted Coordinator, at the addresses shown in this Prospectus. Investors' questions may be answered by the representatives of the Coordinators and Contracted Coordinator as indicated in the item “Places where the Debentures may be Acquired and the Prospectus obtained” in this Prospectus.

Trustee

Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S.A.
Av. das Américas, 500, Bloco 13, Grupo 205, Condomínio Downtown – Barra da Tijuca
22640-010 Rio de Janeiro – RJ
At.: Juarez Dias da Costa
Tel: (021) 2493-7003
Fax: (021) 2493-4746
Email: agente@oliveiratrust.com.br
URL: www.oliveiratrust.com.br

Mandatory Bank and Underwriter for the Debentures

Banco Bradesco S.A.
Cidade de Deus – Vila Iara
Osasco - SP

Statements from the Issuer and Lead Coordinator

The Issuer states that (i) the Prospectus contains the relevant information required for the knowledge of investors of the Public Distribution, the Debentures, the Issuer, its activities, economic-financial situation, inherent business risks and any other relevant information; (ii) the preliminary Prospectus and Definitive Prospectus have been compiled in accordance with the pertinent norms including, but not only, CVM Instruction 400/03; and (iii) the information provided on filing the Prospectus and provided to the market during the distribution of the Debentures is true, consistent, correct and sufficient.

Original statement signed by Mr. Leonardo Porciúncula Gomes Pereira, Investor Relations Financial Director of the Issuer and Mr. José Antônio G. Félix, duly designated Statutory Director of the Issuer, and filed in the headquarters of the Brazilian Securities Commission.

The Lead Coordinator states that took all due precautions and acted with high standards of diligence to ensure (i) that the preliminary and definitive Prospectuses contain the relevant information required for the knowledge of investors of the Public Distribution, the Debentures, the Issuer, its business activities, economic-financial situation, risks inherent to its business and any other relevant information; (ii) the preliminary and definitive Prospectuses were prepared in accordance with the pertinent norms, including but not only CVM Instruction 400/03; and (iii) the information provided by the Issuer on filing the preliminary and definitive Prospectuses were true, consistent, correct and sufficient, allowing the investors to make well grounded decisions in relation to the Public Distribution.

Original statement signed by Mr. Francisco Cote Gill, duly designated Statutory Director of the Lead Coordinator, and Mr. Sergio Saurin, duly designated Statutory Director of the Lead Coordinator, and filed at the main offices of the Brazilian Securities Commission.

READ THE PROSPECTUS BEFORE ACCEPTING THE OFFER

FORWARD LOOKING STATEMENTS AND INFORMATION

This Prospectus contains forward looking declarations and information of the Issuer, which are subject to risk and uncertainty. There are no guarantees that the future performance of the Issuer will be in accordance with this information. Forward looking statements and information include statements regarding the intentions, beliefs or expectations of the Issuer in relation to a series of subjects, including:

  the economic and political situation outlook in Brazil and worldwide;
  changing interest rates, inflation and currency exchange rates;
  the Issuer's level of indebtedness;
  the Issuer's capital expenditure plans;
  changes in market prices and consumers preferences;
  current and future regulations;
  the Issuer aims and future operations;
  the implementation of the Issuer's main operational strategies;
  the implementation of the Issuer's financial strategy ;
  trends that affect the Issuer's financial situation or operating results;
  the pay-TV and broadband market;
  supply and demand for the Issuer's products and services; and
  other risk factors shown in the "Risk Factors" section of this Prospectus

Investors should be aware that the factors mentioned above, and others discussed in this Prospectus, may affect the Issuer's future earnings, and may lead to different earnings from those posed in the forward looking statements and information. The Issuer is not obliged to update these statements and assumes no duty to do so.

Forward looking statements also include information on possible or presumed future earnings from the Issuer's operations. This information is presented in different places of this Prospectus, including the sections "Risk Factors", "About the Issuer", "Discussion and Management Review of the Financial Statements", as well as in statements including the words "believes", "may", "continues", "expects", "forecasts", "intends", "plans", "estimates", "anticipates" or similar words.

Forward looking statements and information do not amount to a guarantee of performance. They involve risks, uncertainties and premises, since they refer to future events and therefore depend on circumstances that may or may not happen. The Issuer's future condition of financial situation, operating results, strategies, market share and values can present significant differences compared with those stated or suggested in said forward looking statements. Many of the factors that will determine these earnings and values are beyond the Issuer's ability to control or forecast them.

Investors are warned not to place undue reliance on forward looking statements.

IDENTIFICATION OF ADMINISTRATORS, AUDITORS AND CONSULTANTS

This section contains the identification of managers, consultants and auditors contracted by the Issuer who may provide explanations on the Issue.

Managers

Issuer Managers who may provide information on the Issue:

Contact: Leonardo Porciúncula Gomes Pereira - Investor Relations and Financial Director
Telephone: (11) 2111-2785
Rua Verbo Divino, 1356, 1o andar – Chácara Sto. Antônio
04719-002 - São Paulo - SP
E-mail: ri@netservicos.com.br
www.ri.netservicos.com.br

The Issuer's Investor Relations Department

Net Serviços de Comunicação S.A.
Contact: Marcio Minoru Miyakava
Telephone: (11) 2111-2785
Rua Verbo Divino, 1356, 1o andar – Chácara. Sto. Antônio
04719-002 - São Paulo - SP
E-mail: ri@netservicos.com.br www.ri.netservicos.com.br

Auditors

For the fiscal years ending December 31, 2002 and December 31, 2003:
Ernst & Young Auditores Independentes
Contact: Pedro L. Siqueira Farah
Telephone: (11) 3523-5200/ Fax: (11) 3078-6840
E-mail: pedro.l.farah@br.ey.com
Av. Pres. Juscelino Kubitschek, 1830, 5o ao 8o andar
04543-900 - São Paulo - SP

As of July 1, 2004
KPMG Auditores Independentes
Contact: Pedro Augusto Melo
E-mail: pmelo@kpmg.com.br
Telephone: (11) 3067-3000/ Fax: (11) 3067-3097
Rua Dr. Renato Paes de Barros, 33
04530-904 - São Paulo - SP

Legal Advisors:

Of the Issuer:
Barbosa Müssnich &Aragão Advogados
Contact: Pedro Lanna Ribeiro
Telephone: (11) 3365-4600
Av. Pres. Juscelino Kubitschek, nº 50 – 4º andar
04543-000 – São Paulo - SP

Of the Coordinators:

Pinheiro Neto Advogados
Contact: Henrique Silva Gordo Lang
Rua Boa Vista, nº 254, 13º andar
01014-907 São Paulo SP

USE OF PROCEEDS

The proceeds from the offering will be used for full pre-payment of Guaranteed Senior Debts, which showed the following characteristics as of June 30, 2005:

Type of Debt	Loan	Expiration	Base	Fee	Currency	Principal in Original Issue Currency	Principal in Brazilian Reais*
Net Serviços 7.0% Senior Secured Notes	Notes	Dec. 15, 2009	US	7.00%	USD	69,913,659.92	164,325,066.28
Net Sul 7.0% Senior Secured Notes	Notes	Dec. 15, 2009	US	7.00%	USD	29,970,584.85	70,442,862.63
Net Sul Senior Secured Floating Rate Notes	Notes	Dec. 15, 2009	US/LIBOR	3.00%	USD	8,931,760.71	20,993,210.37
Banrisul	Net Serviços - Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	19,358,336.39	19,358,336.39
Unibanco	Net Serviços - Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	57,547,706.24	57,547,706.24
BBA	Net Serviços - Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	33,837,351.28	33,837,351.28
Banco Único	Net Serviços - Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	11,367,517.23	11,367,517.23
BankBoston	Net Rio – Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	5,369,783.07	5,369,783.07
Unibanco	Net Campinas - Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	204,179.22	204,179.22
BankBoston	Net Campinas - Loan Agreement	Dec. 15, 2009	CDI	2.00%	BRL	1,672,767.32	1,672,767.32
Bradesco	Net Campinas - Loan Agreement	Dec. 15, 2009	CDI	2.00%	BRL	1,462,598.97	1,462,598.97
BBA	Reyc – Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	2,495,519.03	2,495,519.03
BankBoston	Reyc – Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	3,151,365.00	3,151,365.00
Deutsche (original Brascan)	Reyc – Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	10,664,629.59	10,664,629.59
Banco do Brasil	Reyc – Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	23,871,877.23	23,871,877.23
BBA	DR – Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	2,235,535.79	2,235,535.79
Banco do Brasil	Net Paraná - Debt Acknowledgement	Dec. 15, 2009	CDI	2.00%	BRL	216,164.06	216,164.06
Deutsche	Net Sul - Loan	Dec. 15,	CDI	2.00%	BRL	11,299,708.27	11,299,708.27

	Agreement	2009
4th. Public Debenture Issue - 1st Series	Debentures - 1st. Series	Dec. 15, 2009	CDI	2.00%	BRL	34,103,071.51	34,103,071.51
4th. Public Debenture Issue - 2nd Series	Debentures - 2nd. Series	Dec. 15, 2009	CDI	2.00%	BRL	148,858,212.81	148,858,212.81
TOTAL DEBT (R$)							623,477,462.30*

The debts described above were incurred in March 2005 in the ambit of the Issuer's Capital Restructuring. Said debts refinanced previous debts of the Issuer and its subsidiaries by extending repayment periods and reducing funding costs.

* Amounts in Brazilian reais on June 30, 2005.

RISK FACTORS

Before taking any type of decision regarding an investment in the Debentures, investors should carefully examine and consider all information in this Prospectus and particularly in this section. If any of the risks or uncertainties herein described actually occur, the Issuer's business affairs, financial situation and operating results may be substantially and adversely affected.

Macroeconomic Factors

The Brazilian Economy

All the Issuer's operations and customers are located in Brazil and therefore its operating results and financial condition depend on the level of activity of the Brazilian economy, including the economic growth rate and its impact in the demand for the services provided by the Issuer. The Brazilian economy has been affected by frequent government interventions, at times involving drastic political and economic changes. Government measures to control inflation and implement macroeconomic policies, for instance, have frequently involved control of prices and wages, currency depreciation, control of capital flows, import restrictions and other measures. The business affairs, financial situation, operating results and equity values of the Issuer in the market may be adversely affected by changes in taxation system and currency restrictions as well as other political, social and economic factors such as:

  fluctuating exchange rate;
  inflation;
  price volatility;
  varying domestic economic growth rates;
  social instability;
  higher interest rates;
  exchange rate control and restrictions on international remittances;
  electricity rationing;
  monetary policy;
  local capital and credit market liquidity;
  fiscal policy; and
  other political, diplomatic, social and economic factors affecting Brazil.

Impacts of Inflation

Until recently, Brazil experienced high inflation rates with annual inflation rate over the last twelve years reaching 1,174.7% in 1992, 2,567.3% in 1993 and 1,246.6% in 1994, as reported by the IGP-M index. Inflation and certain government measures adopted with the aim of controlling it had considerable negative effects on the Brazilian economy. Since 1994, when the Brazilian Government replaced “cruzeiro real” and introduced “real” as its official currency, inflation rates have been well below the levels of previous periods. However, inflationary pressures still persist and actions taken to control inflation, plus speculation in the market regarding future government measures have periodically contributed to greater economic uncertainty and high volatility in Brazilian capital markets. The inflation rate, as measured by the IGP-M index, was 10.0%, 10.4%, 25.3%, 8.7% and 12.4% for the years 2000, 2001, 2002, 2003 and 2004, respectively. Prices, as measured by the IPCA index, rose by 7.7%, 12.5%, 9.3%, and 7.6% in the years 2001, 2002, 2003 and 2004, respectively. In the first six (6) months of 2005, inflation measured by the IGP-M index was 1.8%, and the IPCA index measured prices increased 3.2% .

Higher inflation rates in the country could lead to the government adopting anti-inflationary policies and cause a slowdown in the level of economic activity, generating negative consequences for the Issuer's business, financial condition and results. Furthermore, this policy could contribute significantly to economic insecurity in Brazil and increase volatility on Brazilian capital markets.

Depreciation of the Brazilian Real

The Brazilian currency has frequently been devalued or depreciated against the US dollar. In the past, the Brazilian government has implemented a number of economic plans and made use of several different exchange policies, including sudden maxi-devaluations, periodic mini-devaluations - the frequency of the adjustments varied from daily to monthly, floating exchange systems, exchange control and the use of secondary currency exchange markets. Frequent devaluations resulted in the exchange rates of the Brazilian real fluctuating significantly in relation to the US dollar and other currencies.

In the first six (6) months of 2005, the Brazilian real strengthened by approximately 11.5% against the US dollar - from an exchange rate of R$ 2.6544/US$ 1.00 on December 31, 2004 to R$ 2.3504/US$ 1.00 on June 30, 2005. The Brazilian currency has been showing high volatility and this recent strengthening does not imply that there has been a change in the historical trend for the Brazilian real to depreciate against the US dollar.

Although the Issuer's earnings are denominated in Brazilian reais, a substantial portion of its obligations, amounting to 40.9% of total debt on June 30, 2005, is denominated in US dollars. Therefore, depending on the level of depreciation of the Brazilian real against the US dollar, there may be a negative impact on the Issuer's results. See the "Use of proceeds" section of this Prospectus.

Emerging Market

Foreign investors usually see Brazil an emerging market. Consequently, the economic and capital market conditions in emerging countries, particularly those located in Latin America, affect investors' perceptions concerning Brazil and their evaluation of securities issued by Brazilian companies.

In periods when investors show greater apprehension in relation to the risks inherent to emerging markets, significant amounts of US dollars left Brazil and Brazilian companies faced higher funding costs both domestically and internationally and were often unable to access international and domestic capital markets.

In the future, the Issuer may need to resort to international and domestic capital markets to raise long term financing for future investments. A crisis or economic deterioration in other emerging markets may have an adverse effect on the ability of the Issuer to borrow funds, or its ability to borrow at a reasonable interest rate, and may negatively influence the market value of the Debentures. There is no way of ensuring that capital markets will remain open for Brazilian companies and that the perception of risk inherent to investment in Brazilian companies will not increase, thus adversely affecting the market value of the Debentures.

Sectorial Risk Factors

Highly Competitive Performance Sector

The Brazilian TV industry is highly competitive. The Issuer is currently competing with:

  Other cable TV operators broadcasting out of seven of the forty-four cities in which the Issuer operates, including the cities of São Paulo, Curitiba, Florianópolis and Belo Horizonte;
  Type DTH pay-TV Services which, in Brazil, are provided both by Brazilian companies and by international consortiums. For additional information see “Activities – Competition”;
  Brazilian open TV broadcasting companies and their local affiliates; and
  MMDS system operators.

As regards broadband access to Internet, Vírtua is facing stiff competition from other providers, especially from fixed telephone services concessionaires which use ADSL technology.

The Issuer is also competing with movie theaters, theaters, video rental shops and other entertainment service providers and leisure activities in general. Several of the Issuer’s competitors have better access to financial resources, including the financial resources of their shareholders. Consequently, the Issuer may not be able to successfully compete with its competitors, and any dearth of resources may have an adverse effect over operating results, the financial condition and the businesses of the Issuer.

Programming Cost Increases of the Issuer

Programming has represented, and the Issuer believes it will go on representing, the largest operational expense incurred by the Issuer, corresponding to 37.3%, 34.6% and 31.0% of net operational revenues for 2002, 2003, and 2004, respectively, and to 30.7% for the first six (6) months in 2005. In case these costs keep on going up, the Issuer may be unable to pass them on to its subscribers, which may adversely affect the businesses of the Issuer. Furthermore, taking into account the fact that some 26% of the programming costs have not been formalized yet, and they are expressed in US dollars, an eventual depreciation of the real vis-à-vis the US dollar will increase programming costs. Pursuant the Brazilian legislation, the monthly fees charged by the Issuer may only be raised once at every twelve months, and this increase must be limited to the inflation that has taken place over that period of time, which makes it difficult to pass on cost increases with programming to the subscribers of the Issuer, since approximately ¾ of its programming costs are entailed to the variation of inflation, which is computed pursuant the IGP-M index. Any increase in programming costs which the Issuer is unable to pass on to its subscribers may adversely affect the cash flow of the Issuer, as well as its operational profit margins.

During 2003, the Issuer incepted negotiations with its programming content providers through the services of Net Brasil in order to amend the programming content supply agreements, so that the encumbrances arising therein may be denominated in reais instead of US dollars, thus avoiding the impact that the devaluation of the real vis-à-vis the US dollar may have on programming costs.

In June 30, 2005, the Issuer had already negotiated final agreements with the programming providers, which represented some 74% of its total programming costs, and as of this same date, 97% of the programming providers have been already accepting payment as if programming costs had been contractually established in reais instead of US dollars. The Issuer is in the final negotiation state with the programming providers, the supply whereof corresponds to 26% of its programming costs. There is no way of assuring that the Issuer will successfully conclude the remaining negotiations. In case said negotiations are not concluded successfully, or if the real is devalued vis-à-vis the US dollar prior to the formalization of the remaining agreements, the cash flow and the operational margins of the Issuer may get adversely affected (see the Section “Activities – Programming Content Supply” for additional information regarding the programming contracts of the Issuer).

New Services and Technological Advances

The Issuer is undergoing the process of introducing new services into the Brazilian market, such as digital pay-TV and Near Video on Demand, as well as the improved Internet access services. The Issuer, however, cannot ensure that the demand for these new services will be high enough to defray the costs for the development and the marketing of these services.

Moreover, the pay-TV industry is subject to, and it shall go on being subject to fast and momentous changes in technology. The effects of these changes may require the Issuer to make material capital expenditures with the development or the implementation of new systems, in order to avoid the obsolescence of the system currently used by it. The necessary funds for those capital expenditures may not be available to the Issuer, which may negatively affect its businesses and results.

Finally, most of the services being provided by the Issuer will also be offered in the future by its competitors. In case the Issuer is unable to keep up with the technological changes, or in case it fails to introduce and to commercialize these services as quickly as its competitors, its capacity to generate meaningful revenues from these services will be significantly prejudiced.

Increases in the Churn Rate

The income generating capacity by the Issuer by providing pay-TV services is bound by its ability to win over and to keep subscribers, which means significant fixed costs, such as the programming fees that the Issuer has to pay to be able to get attractive programming packages as well as expenditures incurred into with advertising. In addition, for each new subscriber connected to its network, the Issuer must incur into diverse costs, particularly those regarding the installation of equipment, marketing expenses and sales commissions, some of which are not recoupable. The Issuer computes the Churn Rate by taking the net number of disconnected subscribers (difference between disconnections and reconnections) for any given period, and dividing it by the average number of connected subscribers during the same period. Taking into account the fact that the joining in of a new subscriber represents high fixed costs to the Issuer, the Churn Rate may cause an adverse effect to its revenues and to its profitability. The Issuer cannot assure that the Churn Rate will not increase in the future, and the aforementioned growth may adversely affect its results. (See the Section “Activities – Churn Rate” in this Prospectus).

The Granting of New Licenses by ANATEL and the Novation of the Issuer’s Licenses

The Issuer has been operating its cable TV services predicated on the concessions that have been granted by the Federal Union through its Ministry of Communications on December 05, 1996, which shall remain in effect for fifteen (15) years, and it has been providing MMDS services under Licenses. These Licenses have been non exclusively granted to the Issuer. ANATEL may grant Licenses to the competitors to operate in the same areas where the Issuer is operating. Thus, these competitors may start building up their networks within the areas where the Issuer is operating. The existence of more than one cable TV operator within the same area is called overbuilding, and overbuilding conditions exist in seven (7) cities in which the Issuer operates. These overbuilding situations may adversely affect the growth, the financial conditions and the operating results of the Issuer by increasing competition or by allowing competition in the areas currently covered by the Issuer. In case ANATEL grants new Licenses to competitors within the same areas where the Issuer is operating, this fact may adversely affect the growth of the Issuer, including its financial situation and its operating results.

In addition, the Licenses held by the Issuer are subject to periodical novations, which are bound to the accomplishment of certain conditions, particularly in regards to the technical, legal and financial capacity of the Issuer to operate the systems that are the purview of the Licenses. In the case of cable TV concessions, ANATEL may seek through the courts the abrogation of the concessions that have been granted to the Issuer in case the latter fails to maintain its technical, financial and legal capacity to operate the systems that are the purview of the concessions. The Issuer cannot be sure that it will have the necessary conditions to keep up the regular providing of its services, which may cause ANATEL to seek the abrogation of one or more concessions granted to the Issuer. The loss of the concession may cause a materially negative impact to the businesses of the Issuer, particularly regarding its financial situation and its operating results.

Changes to the Pay-TV Sector Regulations

Practically all the pay-TV activities are regulated by ANATEL. This regulation encompasses the pay-TV industry, business access, Licenses, business advertising, foreign investments, among others, including the following provisions:

  caps as to the number of Licenses that may be held by one single operator and its affiliates;
  enjoinment against the free transfer of pay-TV service providing Licenses without ANATEL’s prior consent;
  the obligation of the cable TV operators to broadcast certain basic free channels, and some contents determined by law;
  the entailment of the providing of broadband Internet services to the clients of pay-TV operators; and
  the enjoinment to the pay-TV operators from offering direct Internet access services.

Pursuant the Brazilian legislation, the agreements entered into between the Broadcasting Company and its subscribers only allow the adjustment of the monthly fees at every 12-month intervals, proportionately to inflation.

In addition, applicable legislation envisages that only private companies, duly incorporated under Brazilian laws, in good standing and headquartered in Brazil, and with 51% of their voting capital stock in the hands of native-born Brazilians, or those who have been naturalized Brazilian citizens for over ten (10) years, or in the hands of a company headquartered in Brazil, the control whereof is in the hands of native-born Brazilians, or those who have been naturalized Brazilian citizens for over ten (10) years may get concessions to exploit cable TV services. The applicable legislation does not impose any restrictions against the capital stock of MMDS service providing companies.

The legal aspects that are applicable to the Issuer may be changed by means of the enactment new laws and regulations. Possible changes to the Brazilian regulatory structure may adversely affect the operating results of the Issuer and its financial conditions.

Internet Access Services

The Issuer’s business plan depends partially on Vírtua’s continued growth, it being a fact that this growth is directly related to the level of Internet usage in Brazil. Currently, only a small number of homes have access to Internet in Brazil. In the use of Internet, more specifically, if the broadband access to it stops growing, it gets downsized or if it drifts away from the new technologies into which the Issuer is investing, the Issuer business shall be affected in a negative manner.

The Internet industry has been also facing a series of uncertainties which include, although they are not limited to, the dearth of computers; to the lack of reliably safety technology, matters related to privacy, concern with the safety of the transactions, and the transmission of confidential information through the Internet, the evolution of industrial standards which may render certain services obsolete, the inconsistent quality of the services, restrictive government regulations; network infrastructure and the risk of system failures, such as for instance, virus attacks, uncertainties related to industrial property rights and other legal matters, flaws in the Internet structure, such as modems and servers to cater to the ever growing usage of the network, the dependence on partnership with Internet service providers and the filing of liability lawsuits against Internet providers resulting from virus attacks on computers and safety flaws. Any one of these factors, or even other factors that have not been mentioned, may negatively affect the capacity of the Issuer to sell Vírtua’s services, or any other Internet services that may be offered by the Issuer in the future. Furthermore, Vírtua is facing strong competition in the Brazilian market, particularly from companies associated to fixed telephone concessionaires, which consequently may affect its results (See Section “A Highly Competitive Performance Sector” in this Prospectus).

Additional Taxes Levied for the Use of the Paid TV Network

As of 1999, several Brazilian municipalities, in which some 75% of the subscribers of the Issuer are located, began enacting laws or municipal ordinances, as the case may be, purporting to dun taxes for the use of public ways, including the implementation, installation and the passing through underground of coaxial and optical fiber cables. At each one of these venues, that is, São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília, Curitiba, Porto Alegre and Campo Grande, the Issuer has filed lawsuits to discuss the constitutionality and the legitimacy of said taxes. These taxes have been levied against telecommunications and cable TV companies.

The average monthly amount of the tax is computed according to the extension (in meters) of the cables that have been installed, and their location (it so being that the Issuer has some 18,659 kilometers of cables installed in the municipalities where the taxes were enacted). Thus, in case Courts decide that the dunning of said tax by the aforementioned municipalities is legal, the Issuer will not only have to pay them but also to retroactively garner those taxes, which may prejudice the activities of the Issuer. There is also the possibility that other municipalities may start dunning the same taxes, which may also adversely affect the revenues of the Issuer. See Section “Legal and Administrative Contingencies – Tax-related Lawsuits” in this Prospectus.

The Moving Underground of the Cables Belonging to the Issuer’s Network

The Mayor of the Municipality of São Paulo signed Municipal Law no. 14.023, dated July 8, 2005, which requires that all wires and cables (including electric power, telecommunications and cable TV cables) strung out on posts be moved underground. Said Bill of Law envisaged the timeframe of five (5) years to move underground the wires and cables, although this particular article was vetoed by the Mayor of the Municipality of São Paulo, the matter becoming entailed to future regulation. Almost 100% of the network operated by the Issuer within the Municipality of São Paulo has been strung out onto light poles. In case the Issuer is obliged to move its cables underground within a short period of time, the investments needed to accomplish this feat could negatively impact upon its business. In addition, the Issuer cannot be sure that other municipalities will not enact laws similar to Law 14.023. In case they do so, the investments needed to comply with them may adversely affect the results of the Issuer.

Piracy

Piracy means connecting to the Issuer’s network and using the services of the Issuer on the sly without signing contracts and paying the Issuer. The level of piracy is very large in Brazil, as result of the poor financial situation faced by the majority of the population. The Issuer has always reacted against piracy, especially through the coding of the signals that are transmitted through its network. Currently, some 56% of the Issuer’s network has been codified. Piracy means the loss of revenues to the Company, and fighting piracy also means costs to the Company. In addition, the Broadcasting Company is unable to assure that the totality of its network will be codified and/or that this codification will be effective.

The Nature of the Legal Regime Regarding the Providing of Cable TV Services

There is a controversy regarding the nature of the legal regime regarding the providing of cable TV services, which could be construed as being either public or private. In case said cable TV services are construed as being public services, the assets entailed to cable TV operations shall be considered as assets which may be reverted to the powers granting the concession, that is, the Brazilian government under specific circumstances. Thus, if eventually an understanding prevails that the providing of cable TV services is a service, the liens that may be imposed over the assets of the Company by judicial proceedings, in order to enable it to settle with creditors would be rendered unfeasible.

Risks Related to the Issuer

Covenants

The current financial contracts entered into by the Issuer, and the Deed of Issue contain covenants that restrict the capacity of the Issuer to go into new indebtedness or to sell its assets. At this rate, and pursuant the terms of the Deed of Issue, the Issuer shall be obliged to comply with and to abide by certain financial indexes, including a net indebtedness index ratio over the EBITDA less than 2.5x, and an EBITDA index over net expenses ratio paying interest of over 1.5x. Any infraction to these covenants, to the financial contracts or to the Deed of Issue will allow creditors to advance the maturity of the debts owed them.

In case the Issuer, either to implement its business strategy or to comply with any needs that have not been envisaged previously, is compelled to take out new momentous loans, it may be impeded from doing so, or may have to pre-pay any financial debts that may exist at the time, which may adversely affect the businesses and the results of the Issuer.

Future Losses

The Issuer had losses of approximately R$ 1,125.4 million, of R$ 268.4 million and of R$ 45.4 million respectively during fiscal years 2002, 2003 and 2004. Over the first six months in 2005, the Issuer had net profits of R$ 15.4 million. The Issuer may incur in new losses during future fiscal years, which may cause an adverse negative impact on its businesses, and on its capacity to honor its payments regarding Debentures, and regarding their market value.

Change in Control

Possible changes in the control of the Issuer, as well as possible changes in the Issuer’s management arising from said changes in control may affect the businesses of the Issuer, and they may negatively impact upon the results obtained by it an on its financial conditions.

Other Shareholders Businesses

Jointly and directly or indirectly Globopar and Telmex hold approximately 99% of the Issuer’s shares. Globopar indirectly controls the Issuer, even if pursuant to the Globopar and Telmex’s Shareholders Agreement, Telmex has material veto privileges (See Section “Capital Stock Composition – Shareholders Agreement” for additional information).

Globopar and Telmex hold equities in companies that actually compete or which may come to compete with the Issuer, including (i) equity in Globopar and that held by the Marinho Family in Sky, a provider of paid TV programs through satellite transmissions, as well as in several open TV companies; and (ii) the equity held by Telmex in Embratel Participações S.A. Thus, on the strength of their other businesses, both Globopar and Telmex may not give priority to the Issuer in their strategic and investment decisions, which may adversely affect the latter’s businesses.

Legal Entanglements

The Issuer and its subsidiaries are defendants in several legal proceedings as arising from its regular activities. The proceedings are essentially related to tax, labor and civil matters. There is no way of insuring that the final court judgments will be favorable to the Issuer, and negative results may adversely affect the financial situation of the Issuer, especially if the amounts that have set aside are not enough to defray the amounts mandated by possible sentences. Moreover, the Issuer cannot be sure that in the case of an unfavorable final court decision, the plaintiffs or the applicable legislation will allow the Issuer to pay the amount stipulated by the sentences within a reasonable period of time. In case the company is sentenced to pay a large amount within a short period of time, its cash flow and its businesses shall be affected in a substantial and negative manner. See Section “Judicial and Administrative Contingencies”.

Contingencies

The Issuer is accountable for the payment of labor encumbrances and social contributions, and its fiscal books are subject to be examined by fiscal authorities until their different periods of prescription, pursuant the legislation in force. The Issuer cannot be certain that the outcome of possible inspections carried out by the authorities will chime with the practices that have been adopted by the Issuer. The Issuer has made provisions for potential contingencies. In case these contingencies turn into payment obligations and the Issuer is compelled to pay large amounts within a short period of time, its cash flow may be negatively affected, especially if the amounts that have been set aside for said contingencies are substantially less than the contingencies themselves. See Section “Judicial and Administrative Contingencies.”

Dependency on Especially Important Managers

The businesses of the Issuer are being managed by a small number of administrators with special importance. The loss of any of those managers may negatively affect the businesses of the Issuer. Furthermore, the success of the Issuer depends heavily upon its capacity to attract, to hire and to keep technically qualified personnel with managerial and administrative skills as well. The competition for qualified executives is intense in Brazil, and there is normally a limited number of people who have the necessary experience in the field of actuation of the Issuer. The Issuer cannot ensure that it will be able to keep or to hire qualified people. Any problems faced by the Issuer to keep these professionals, or to hire new managers may negatively affect the businesses of the Issuer. The Issuer cannot be sure to keep high echelon managers, to get new managers on board, or to recruit qualified people in the future.

Risks related to the Issuer and Debentures

Lack of Liquidity in the Secondary Market for Debentures

Trading in debentures on the secondary market in Brazil has a low level of liquidity, and there is no guarantee that there will be a market for trading Debentures in the future that will enable Debenture Holders to sell them, if the last ones decide to not invest.

Validity of Stipulation of DI (interbank) rate

Brazil's Higher Court of Justice Ruling no. 176 annuls the section that subjects the debtor to the payment of interests in accordance with the rate published by ANBID/CETIP. In accordance with the sentences that gave rise to this Ruling, ANBID and CETIP are entities under private law for defense of the interests of financial institutions. Although not binding on the decisions of the Judiciary Power, in a judicial dispute, the above mentioned ruling could be applied by the Judiciary Power to consider that the interbank (DI) rate is not valid as a factor of remuneration for the Debentures. In this case, a new index should be determined by the Judiciary Power, which could mean remuneration being less than the DI rate and thus reducing the profitability of the Debentures.

The obligations of the Issuer, as stated in the Deed of Issue, are subject to possible early maturity.

The Deed of Issue poses several hypothetical cases involving early maturity of obligations of the Issuer in relation to the Issue, such as a request for judicial recovery or bankruptcy by the Issuer, failing to meet obligations stipulated in the Deed of Issue and reduction of the capital stock of the Issuer. There are no guarantees that the Issuer will have sufficient funds in cash to pay the Debentures in the event of occurrence of any early maturity of its obligations, which could lead to a relevant negative impact for debenture holders (for more information, see the Deed of Issue in Attachment VII of this Prospectus).

Furthermore, early maturity of the Debentures (i) may be declared in case of noncompliance or early maturity of other obligations of the Issuer or (ii) give rise to early maturity of other financial contracts entered into by the Issuer, which would result in concomitant payments by the Issuer. In this case, the Issuer would probably not have enough funds to pay all its debts expiring in advance.

Any lowering in the risk rating for this Issue could lead to a loss of market value and reduced liquidity of the Debentures in trading on the secondary market.

The risk rating of this Issue takes into account certain factors relating to the Issuer, such as financial condition, administration and performance. Also analyzed are the characteristics of the Issue itself, the obligations assumed by the Issuer and the political-economic factors that may affect the Issuer. Therefore, the evaluations represent an opinion as to the Issuer's ability to honor its financial commitments, such as payment of the principal and interest within the stipulated period, and the consequences for a possible default. On August 19, 2005, Standard & Poor's rated the Issue's risk as brBBB+. In the event of the risk rating of this Issue being lowered during the validity of the Debentures, there may be a loss of liquidity of these bonds in the secondary market, as well as a fall in market value.

Additionally, some of the main investors acquiring securities through public offerings in Brazil (such as supplementary pension funds) are subjected to specific regulations that place condition on their investments in companies with certain risk ratings. Therefore, any lowering of the risk rating of the Debentures could oblige these investors to sell their Debenture holdings on the secondary market, thus causing excess supply and cutting the value of the Debentures in the secondary market.

Any lowering of the Issue's risk rating could also have a significant and negative impact on the ability of the Issuer to go to the securities market to obtain funds, whether to implement business strategy or for obtaining working capital, which could adversely affect the Issuer's business and earnings.

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Part II – FINANCIAL SITUATION

Capital Restructuring
Capitalization
Selected Financial Information
Discussion and Management Review of the Financial Statements and the Operating Results

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CAPITAL RESTRUCTURING

Issuer Capital Restructuring

On March 22, 2005, the Issuer finalized its Capital Restructuring plan that resulted in a rescheduling of its financial debt, totaling R$ 1,569.3 million on December 31, 2004, a substantial portion of which was overdue and unpaid. The Capital Restructuring plan is the final part of a process which was implemented in December 2002, and by means of which the company achieved a program of amortization of its debt commensurate to its generation of cash flow, enabling it to implement its growth strategy.

As a result of the finalization of the Capital Restructuring plan on June 30, 2005, the financial indebtedness of the Issuer was reduced to R$ 630.0 million of which roughly 40.9% was dollar denominated debt. Moreover, the average interest on the Issuer debt was equivalent to approximately the DI Rate + 2% per year, in the case of real denominated debt and approximately the foreign exchange fluctuation (Dollar – Real) + 7% per year in the event of the dollar denominated debt.

In relation to the Capital Restructuring plan, the Issuer on March 22, 2005, made a payment of 40% of the principal of its financial debt and the interest owed calculated beginning July 1, 2004, in the amount of approximately R$597.0 million. The Issuer effected this payment using R$ 142.0 million of its cash, R$ 200.0 million raised by means of a short term loan and R$ 255.0 million derived from fully paid in and subscribed shares of the Issuer, conducted by Globopar and by Telmex, on March 21, 2005, as a private stock offer from the Issuer. Globopar also paid in shares of the Issuer using credits held against the Issuer in the amount of R$ 64.0 million. The private stock offer was closed on April 20, 2005, and 735,702,026 common shares were subscribed to as were 1,054,190,593 preferred shares at a price of R$ 0.35 per share, including shares subscribed to by Globopar and Telmex. The amounts arising from the subscription received by the Issuer from the other shareholders during the period of the private offer were used toward the payment of the short-term loan mentioned above and to strengthen the Issuer’s cash position. Additionally, on May 9, 2005, The Issuer held an auction of the remaining shares on the BOVESPA (São Paulo Stock Exchange) selling 9,445,127 common shares and 25,684,250 preferred shares at a unit price of R$ 0.51 and R$ 0.63 respectively. The funds were used to effect a prepayment to creditors, which agreed to the Capital Restructuring plan in the amount of approximately R$ 53,0 million.

Also in relation to the Capital Restructuring plan, Globopar has signed a number of agreements with Telmex and Latam, a subsidiary of Telmex, whereby Telmex, through the company Latam has become one of the major shareholders of the Issuer.

Immediately after the private stock issue of the Issuer, Globopar also (i) transferred 51% of common stock of the Issuer to GB, a special purpose company founded by Globopar to be a controller of the Issuer; (ii) sold to Latam 49% of voting shares and 100% of shares which has no voting rights issued by GB; and (iii) sold to Latam 224,928,532 common share of the Issuer. On June 30, 2005, Telmex directly and indirectly retained 37.1% of stock, representative of the share capital of the Issuer. Globopar continues to retain controlling interest in the Issuer, although Telmex retains affirmative voting rights related to certain issues under the terms of the Globopar and Telmex Shareholders’ Agreement “See Section – Share Capital Breakdown – for further information regarding the Shareholders’ Agreement.”

Description of the Capital Restructuring program

In substitution of the principal and interest on the existing Issuer financial debt, according to that registered on June 30, 2004, but excluding late charges and fines, the Issuer has offered its financial creditors the following:

  Senior Secured Debt, the principal of which equals 60% of the respective value of the credit;
  payment in the amount of 40% of the respective value of the credit; and
  payment at the close of the Capital Restructuring plan, of the yield beginning July 1, 2004 calculated at 100% of the respective value of the credit, DI Rate plus 2% per year for real denominated debts and LIBOR plus 3% per year for dollar denominated debts which was
.	also effected on March 22, 2005

The Senior Secured Debt, incurred by the Issuer in relation to the Capital Restructuring plan is real denominated inasmuch as concerns creditors which retained real denominated debt instruments, and in dollars inasmuch as concerns creditors which retained dollar denominated debt instruments, except for some creditors which converted their credit in dollars to credits in reais.

The Senior Secured Debt denominated in reais is represented by the Fourth Debenture Issue and by bi-lateral contracts executed by the Issuer with certain creditors. The Senior Secured Debt denominated in reais yields interest based on the DI Rate, disclosed by the CETIP (Clearing House for the Custody and Settlement of Securities), plus 2% per year currently and 3% per year after December 15, 2005.

The Senior Secured Debt denominated in dollars, is represented by 7% Net Serviços Senior Secured Notes issued by the Issuer and by 7% Net Sul Senior Secured Notes. The dollar denominated Senior Secured Debt yields interest at a fixed rate of 7.0% per year or in the instance of certain creditors and LIBOR plus 3.0% per year in the event of Net Sul Senior Secured Notes and Floating Rate Notes.

The value of the Senior Secured Debt principal must be amortized in quarterly installments beginning March 2006, and the final installment due date will fall in December 2009 and notwithstanding this payment schedule is subject to certain adjustments for the purpose of protecting the Issuer against fluctuations in Brazilian interest rates and against dollar foreign exchange fluctuations compared to the real surpassing the projected levels in relation to the Capital Restructuring plan. Should the referenced fluctuations surpass levels forecast in the Capital Restructuring plan the payment of as much as 30% of the principal of the Senior Secured Debt could occur during the course of 2010.

Additionally, the Senior Secured Debt principal is subject to prepaid amortization jointly with interest yielded and owed at the time, calculated on a pro rata basis, in the event of certain events occurring which are provided for in the instruments which underwrite the Senior Secured Debt. Therefore among others, in the event of (i) the sale of assets of the Issuer; (ii) the issuance of shares by the Issuer and (iii) contracting new financial indebtedness by the Issuer, 80% of the values secured by the Issuer must be used to amortize the Secured Senior Debt. The occurrence of such events could result in the final payment of the Senior Secured Debt falling due prior to December 2009.

The full Senior Secured Debt arising from the Capital Restructuring plan includes (i) guaranty rendered by the Issuer subsidiaries, and (ii) pledge on (a) all shares and quotas held of issues from the Issuer subsidiaries, (b) all assets of the Issuer’s operating subsidiary transmission network and (c) the credit rights arising from rendering services by the Issuer subscribers in São Paulo, Santos and Rio de Janeiro. It should also be mentioned however, that the execution of the pledge on the credit rights can only fall on 30% of the pledged credit rights.

The credit instruments that underwrite the Senior Secured Debt contain terms and conditions which limit the measures that the Issuer can take in relation to its business and require maintenance of certain financial indices. Breach of any of these terms and conditions by the Issuer, as well as the failure to meet the obligation to pay interest and amortize the principal of the Senior Secured Debt, may result (after due notification and the end of the grace period for rectifying such breach of contract on the part of the Issuer), in the event of default which enables the respective creditors do declare early maturity of the principal amount of the Senior Secured Debt remaining, conduct the execution of the guarantees and also take any other legal or contractual measures against the Issuer in compliance with the terms of the Creditors Agreement and the instruments which substantiate the Senior Secured Debt.

The Issuer may at its discretion (i) partially amortize at any time the Senior Secured Debt, in compliance with the terms and conditions of the Creditors’ Agreement in the same proportion, to all of the creditors, of the Senior Secured Debt and (ii) fully amortize at any time the Senior Secured Debt, which does not imply in either event, in the payment of any penalty or surcharge by the Issuer. Such payments must be paid including interest yielded at the time owed, calculated on a pro rata basis.

Sale Agreement with Telmex

Brazilian legislation provides that only private companies regularly constituted under Brazilian law with principal place of business in Brazil and having 51% of its voting capital stock retained by native or naturalized Brazilian citizens for over 10 (ten) years or by a company headquartered in Brazil and the controlling interest of which belongs to native or naturalized Brazilian citizens for over 10 (ten) years may receive concessions extended to exploit cable television services. In the event of any change in the current legislation which would permit that the controlling interest in the Issuer could be held by foreigners, Telmex will have the right to acquire Globopar and Globopar would have the right to require that Telmex acquire an additional interest in the voting capital of GB, thereby giving Telmex, through GB, 51% controlling interest in the voting capital of the Issuer. The additional interest in the voting capital stock of GB would be equivalent to the greater of (i) 2% of GB voting capital or a portion of the voting capital stock which would give Telmex shareholding control of GB or (ii) a percentage of the total capital of GB equivalent to 16,162,799 common shares of voting capital of the Issuer owned by GB. The price per share to be paid by Telmex in relation to this additional interest in GB shall be equal to the price per common share of the Issuer paid by Telmex to Globopar in the transaction described above. After the referred acquisition, Globopar would continue to retain a significant minority interest of the capital stock of GB and would have certain rights arising from the shareholders’ agreement executed with Telmex in the event that it maintains directly or indirectly a minimum portion of the voting common shares of the Issuer.

The Issuer believes that any acquisition by Telmex of this additional interest in GB characterizes an acquisition of the controlling interest in the Issuer and will oblige Telmex, under the terms of the Articles of Association of the Issuer and Brazilian Corporation Law to effect a public offer of the acquisition of shares, offering a price for the common share and preferred share equivalent to 100% of the value paid by Telmex.

CAPITALIZATION

The following table presents the capitalization of the Issuer for the fiscal years ended on December 31, 2002, 2003 and 2004 and the six-month period ended on June 30, 2005. The table should be read jointly with the “Selected Financial Information” and the “Discussion and Analysis of the Administration of the Financial Statements and the Operating Results,” as well as the financial statements and the respective notes contained in the attachments to this Prospectus.

	12.31.2002	12.31.2003	12.31.2004	06.30.2005	06.30.2005

	(in thousands of reais)
Cash and Banks	56,081	201,704	324,734	274,706	294,735(1)

Loans, Financing and Debentures –
Short Term	1,298,212	1,342,166	1,569,328	40,292	-(1)
Loans, Financing and Debentures –
Long Term	-	-	-	589,679	650,000(1)
Loans, Financing and Debentures –
Total	1,298,212	1,342,166	1,569,328	629,971	650,000(1)

Shareholders’ Equivalent and
Capitalizable Funds	105,775	(162,612)	(208,007)	509,764	509,764
Capital Stock	2,735,727	2,735,727	2,735,727	3,374,485	3,374,485
Capital Reserves	452,202	452,202	452,202	515,849	515,849
Accumulated Losses	(3,082,154)	(3,350,541)	(3,395,936)	(3,380,570)	(3,380,570)

Total Capitalization	1,403,987	1,179,554	1,361,321	1,139,735	1,159,764

(1)Adjusted to reflect Issuance

SELECTED FINANCIAL INFORMATION

Presentation of Certain Financial and Operating Information

The individual and consolidated financial statements of the Company and its controlled companies were prepared in compliance with accounting practices adopted in Brazil, provisions contained in the Corporation Law and complementary regulations issued by the Securities and Exchange Committee – CVM.

The information contained in this Prospectus in regard to Brazil and its economy is based on information published by the Brazilian Central Bank, Brazilian government agencies or ministries and other sources. The Issuer and the Coordinating Leader cannot be held liable for the accuracy of such information.

All information regarding operation is presented with the date of June 30, 2005 and reflects the six months of operations ended on that date, except (a) when otherwise stated or (b) in relation to information obtained from the audited and consolidated financial statements dated December 31, 2002, 2003 and 2004.

Some of the values (including percentages) contained in this Prospectus were rounded off and therefore the total values presented in certain tables may not result in the exact same total.

The “Capital,”, “Capital Reserve,” and “Accumulated Loss” accounts are shown as “Shareholders’ Equity” in the balances ended on June 30, 2005 and December 31, 2002 due to the fact that the account “Total Shareholders’ Equity” is positive. In the balances ended on June 30, 2004 and December 31, 2004 and 2003, in which the “Total Shareholders’ Equity” was negative these accounts are shown as “Uncovered Liabilities”. This classification is in compliance with the regulations suggested to better reflect the position of the Issuer’s shareholders’ equity position.

	Half years ended		Fiscal years ended
	on June 30,		on December 31,

Statements of Income	2005	2004	2004	2003	2002

	(in thousands of reais)		(in thousands of reais)
Gross income from services	918,362	835,355	1,710,658	1,532,258	1,392,525
Taxes and deductions from income	(167,891)	(150,988)	(317,959)	(286,837)	(241,868)
Gross income from services	750,471	684,367	1,392,699	1,245,421	1,150,657
Cost of services rendered	(438,600)	(417,741)	(831,570)	(823,210)	(825,263)
Gross profits	311,871	266,626	561,129	422,211	325,394
Operating income (expenses)	(204,292)	(350,035)	(640,210)	(527,289)	(1,322,234)
Selling expenses	(48,660)	(45,109)	(96,549)	(66,106)	(43,649)
General and administrative expenses	(105,020)	(101,181)	(231,369)	(178,225)	(164,295)
Depreciation and amortization	(15,725)	(23,390)	(42,783)	(61,744)	(79,664)
Financial expenses	(188,369)	(229,100)	(327,248)	(253,671)	(1,099,880)
Financial income	151,217	49,290	44,559	38,467	141,245
Other net income (expenses)	2,265	(545)	13,180	(6,010)	(75,991)
Equity accounting	-	4,153	4,161	2,247	(4,231)
Amortization of goodwill	(27,479)	(36,556)	(70,569)	(67,064)	(61,418)
Operating profits (losses)	80,100	(115,812)	(145,489)	(169,870)	(1,062,489)

Non operating net income (expenses)	(13,956)	1,620	7,996	(7,909)	(18,071)

Profit (losses) before taxes and minority	66,144	(114,192)	(137,493)	(177,779)	(1,080,560)
shareholders interest
	(50,681)	(40,204)	92,267	(90,417)	(44,704)
Income and social contribution taxes

Minority shareholders’ interest	(97)	(61)		(166)	(120)

Profit (losses) for the period	15,366	(154,457)	(45,395)	(268,387)	(1,125,384)

	Balances on June 30,		Balances on December 31,

Balance sheet	2005	2004	2004	2003	2002

Assets
Current assets
Cash and banks	274,706	302,675	324,734	201,704	56,081
Subscriber accounts receivable	64,551	56,319	60,744	55,866	52,130
Deferred and recoverable taxes	140,839	138,893	132,375	122,088	8,680
Prepaid expenses	32,167	21,950	54,147	6,933	11,055
	-	-	-	-	-
Inventories and other credits	39,088	11,700	41,228	7,295	9,602

Total current assets	551,351	531,537	613,228	393,886	137,548

Non current assets
Accounts receivable for associated companies	-	2	-	117	-
Prepaid expenses	-	26,186	1,286	18,965	2,024
Judicial deposits	101,204	77,784	83,532	68,623	51,127
Deferred and recoverable taxes	414,377	291,219	458,159	329,555	505,808
Accounts receivable in the sale of investment	30,461	-	31,835	-	-
Other accounts receivable	5,687	17,219	5,126	3,393	3,213

Total non current assets	551,729	412,410	579,938	420,653	562,172

Permanent assets
Investments	95,762	182,130	137,844	215,832	282,306
Property, plant and equipment	819,635	919,703	844,672	978,376	1,102,247
Differed assets	60,053	45,132	54,037	44,151	58,108
Total permanent assets	975,450	1,146,965	1,036,553	1,238,359	1,442,661

Total assets	2,078,530	2,090,912	2,229,719	2,052,898	2,142,381

Uncovered liabilities
Capital stock	-	(2,735,727)	(2,735,727)	(2,735,727)	-
Capital reserve	-	(452,202)	(452,202)	(452,202)	-
Accumulated losses	-	3,504,998	3,395,936	3,350,541	-
Total uncovered liabilities	-	317,069	208,007	162,612	-

Total assets and uncovered liabilities	2,078,530	2,407,981	2,437,726	2,215,510	2,142,381

	Balances on June 30,		Balances on December 31,

Balance sheet	2005	2004	2004	2003	2002

Liabilities
Current liabilities
Suppliers and programmers accounts payable	190,469	225,737	199,813	222,181	272,387
Tax liabilities	29,454	27,106	34,996	35,199	48,099
Salaries and social charges	42,010	27,092	40,960	27,926	20,129
Financing	28,770	1,068,715	1,123,212	1,003,824	1,034,082
Debentures	11,522	387,175	446,116	338,342	264,130
Accounts payable to shareholders	-	40,322	35,142	-	-
Provision for income and social contribution	19,262	13,440	18,010	8,628	893
taxes
	-	-	-	-	-
Provisions for other accounts payable	33,550	29,847	32,071	18,618	11,622

Total current liabilities	355,037	1,819,434	1,930,320	1,654,718	1,651,342

Non current liabilities
Financing	416,636	-	-	-	-
Debentures	173,043	-	-	-	-
Programming	-	41,155	760	46,373	-
Accounts payable to associated companies	1,117	3,859	4,016	5,791	9,492
Tax liabilities	-	11,515	-	6,817	13,162
Provision for contingencies	617,391	505,214	493,810	488,200	340,020
	-	-	-	-	-
Provisions and other accounts payable	5,230	26,126	8,409	12,994	22,115

Total non current liabilities	1,213,417	587,869	506,995	560,175	384,789

Minority shareholding interest	312	678	411	617	475

Shareholders’ equity
Capital stock	3,374,485	-	-	-	2,735,727
Capital reserve	515,849	-	-	-	452,202
Accumulated losses	(3,380,570)	-	-	-	(3,082,154)

Total shareholders’ equity	509,764	-	-	-	105,775

Total liabilities and shareholders’ equity	2,078,530	2,407,981	2,437,726	2,215,510	2,142,381

Other financial information:
	Half years ended on June 30,		Fiscal years ended on December 31,

	2005	2004	2004	2003	2002

Financial income:
	-	-	-	-	-
Reversal of fines and late charges on debt	148,497	-	-	-	-
Investments	(4,231)	18,101	18,241	17,630	17,812
Interest on late payments of monthly	6,157	3,534	7,756	5,631	7,538
installments
Monetary fluctuations	1,243	116	795	450	8,708
Foreign exchange fluctuations	(399)	22,661	12,160	6,092	65,772
Interest on tax credits	185	159	189	1,527	261
Non cumulative PIS and COFINS	(281)	4,455	4,905	6,297	-
Other	46	264	513	840	41,154

Total	151,217	49,290	44,559	38,467	141,245

Financial expenses:
Financial charges on loans	(97,547)	(115,302)	(303,301)	(181,635)	(245,139)
Financial charges – associated companies	(407)	(736)	(1,443)	(519)	(3,544)
Monetary and foreign exchange fluctuations on	49,331	(68,784)	69,411	181,807	(365,298)
loans
Foreign exchange fluctuations – associated	(25,041)	(10,543)	(29,023)	(40,416)	(110,229)
companies and other

Financial charges on contingencies	(19,723)	(11,418)	(24,300)	-	-
CPMF (Provisional Contribution on Financial	(11,851)	(5,192)	(11,669)	(9,019)	(8,046)
Activities)
Provision for PIS (Employees’ Profit	(34)	(6,214)	(11,184)	(12,662)	(29,335)
Participation Program) and COFINS (Tax for
Social Security Financing) taxes on income
AFAC charges	-	-	-	-	(53,751)
Earnings (losses) on hedge / swap investments	(1,588)	(188)	98	(711)	(7,374)
Interest on suppliers and taxes	(1,326)	(3,160)	(5,655)	(50,921)	(19,843)
IOF (Tax on Financial Operations ) on the	5,962	(4,925)	(3,549)	(29,632)	(122,741)
current commercial account
Monetary and foreign exchange fluctuation of	(615)	4,978	9,643	(33,945)	(45,860)
program
Financial consulting on debt restructuring	(69,284)	(27)	-	-	-
Discounts Extended	(4,162)	(3,183)	(5,374)	(4,883)	(4,405)

Other	(12,084)	(4,407)	(10,902)	(71,135)	(84,305)

Total	(188,369)	(229,100)	(327,248)	(253,671)	(1,099,880)

Total (net financial income and expenses)	(37,152)	(179,810)	(282,689)	(215,204)	(958,635)

MANAGEMENT DISCUSSION AND REVIEW OF THE FINANCIAL STATEMENTS AND
OPERATING RESULTS

General Aspects

The Issuer is a holding company, therefore, the information contained in this Prospectus, including that contained in the sections entitled “Selected Financial Information” and Management Discussion and Review of the Financial Statements and Operating Results” of the Issuer reflect consolidated information related to the Issuer subsidiaries, including that which refers to its business and shareholders’ equity position.

According to ABTA data, the Issuer is the largest Pay-TV system in Brazil based on the number of subscribers and households included therein. The Issuer currently operates in large cities throughout Brazil including five of the largest cities in the country. The construction of the cable network was substantially concluded in 1998. Currently the core businesses of the Issuer are Pay-TV services including Cable TV under the trade name “NET,” Pay per View type programs and high-speed Internet access under the trade name “Vírtua.”

Since 2001, the financial situation and the operating results of the Issuer were significantly and negatively impacted by domestic and foreign economic factors and by the depreciation of the real in comparison to the dollar. Since the Issuer’s income is fully real denominated, depreciation of the real which occurred in 2001 and 2002, resulted in an amount lower than available dollar funds to underwrite the significant level of dollar denominated liabilities for its debt servicing.

For the purpose of turning the Issuer situation around, certain liabilities were initially capitalized by its majority shareholders by means of a subscription to new shares of the Issuer in the total amount of roughly R$ 1.2 billion. The capitalization plan was concluded in the third quarter of 2002 and included an offer of common and preferred shares in Brazil and the international placement of preferred shares. The funds raised were earmarked to reduce the indebtedness of the Issuer.

However, as a result of the continued devaluation of the real in comparison to the dollar, and the high interest rates in the second half of 2002, it was found that despite the capitalization plan, the Issuer would not be able to meet the payments programmed for the short and medium term principal and interest. As a result, the Issuer, failed to pay the interest and principal scheduled on its financial debt in December 2002 and at the beginning of 2003 negotiations with several of the Issuer creditors were entered into for the purpose of restructuring the debt instruments. On June 24 and 25, 2004, the Issuer signed letters of commitment with the creditors, which totaled approximately 70% of the value of the principal of its debt. On March 22, 2005, the Issuer concluded the restructuring process and the agreement of 98% of those holding their open debts was achieved.

The restructuring resulted in the reduction in the amount of the open principal of the financial debt of the Issuer from approximately R$ 1,569.3 million on December 31, 2004 roughly R$ 630.0 million on June 30, 2005. See the section entitled “Capital Restructuring” in this Prospectus.

Additionally, during 2002, due to the vulnerability of the Issuer’s business and liquidity position, a significant portion of the payments owed to equipment suppliers was postponed to 2003. In 2002 a significant value of the payments owed to programmers was postponed to 2004 and 2005. The Issuer paid all of the amounts owed to equipment suppliers during 2003. The Issuer also began settling the postponed payments to programmers in January 2004 and continues making the payments to date. On June 30, 2005, the balance of postponed payments totaled approximately R$ 58.0 million. The Issuer plans to pay the remaining programming costs off by January 2006.

During 2003, the Issuer began negotiations with the programmers through the company Net Brasil for the purpose of reducing the impact caused by foreign exchange fluctuations on the programming rates. The objective of the negotiations was to amend the programming contracts of the Issuer so that the costs were denominated in reais rather than in dollars, thereby reducing the impact of foreign exchange fluctuations on programming costs. On June 30, 2004, 97% of the programmers had accepted payment as if the programming costs were fixed contractually in reais instead of dollars. This has resulted in a positive impact on the financial performance of the Issuer since 2003.

Total investments in 2003 were R$ 84.5 million related mainly to subscriber installations, modernization of the Issuer’s systems and construction and rebuilding of the cable network, reflecting an increase of R$ 19.6 million when compared to that of 2002. In 2004, the Issuer had total capital outlays of approximately R$ 123.0 million related, for the most part, to subscribers installations, modernization of systems and the launch of digital cable TV. In the first six (6) months of 2005, investment expenses totaled R$ 65.8 million, 54.8% greater than the R$ 42.5 million recorded for the same period in 2004.

Financial and Operations Analysis and Perspectives

Income Sources

When the cable TV system of the Issuer started up its operations, the income from initial subscription fees reflected a large portion of the net income of the Issuer. After increasing the subscription base of the Issuer, income from monthly fees increased significantly while the income with initial subscription fees dropped. This development changed the breakdown of income of the Issuer and the interest percentage of the monthly fees of the Issuer’s net income became greater than the income arising from the initial subscription fees. Listed below are the main Issuer sources of income:

Monthly Pay-TV fees: The Issuer charges its cable TV service subscribers a monthly fee for the cable programming services. The monthly fees are recorded for the month in which the service is provided. They are denominated in reais and may be adjusted on an annual basis according to inflation. The majority of the Issuer income is derived from these monthly subscription fees.

Monthly broadband Internet service fees: The Issuer charges its Vírtua subscribers a monthly fee. The subscription fees are recorded for the month in which the broadband Internet service is provided. The fees are denominated in reais and may be adjusted on an annual basis according to inflation.

Initial Subscription fee: The Issuer charges its subscribers for the installation of equipment and the connections required for reception of cable TV programming.

Pay per view and other services: In addition to the monthly fee paid for regular programming, according to the respective package chosen by the subscriber, the Issuer charges specific fees for Pay per view programs such as cultural shows, films and sports events. Other services include, especially the sale of the programming guide, upgrade of programming packages, technical support, connection and disconnection services, among others. A substantial portion of annual income from Pay per view comes from the transmission of state and national football championship matches. Since the dates of these championship matches may vary from year to year, Pay per view income tends to be seasonal, and reflects a disproportionate percentage during the period in which these events are televised.

During 2004, the Issuer began offering digital cable TV services to subscribers located in Rio de Janeiro and São Paulo. In addition to the improved sound and image quality, digital cable TV also offers subscribers additional programming options and services such as the Electronic Programming Guide and the near video on demand. The Issuer did not achieve any relevant level of income from digital cable TV services in 2004.

Operating Expenses

The most significant operating expenses of the Issuer are listed below:

Programming Costs: Programming has been and is estimated to continue being the largest operating cost of the Issuer in 2004, including registered trademark fees, representing approximately 31.0% of net operating income. The costs of purchasing programming consist of programming fees paid by the operating subsidiaries directly to certain international programmers for the acquisition of international content from sources outside Brazil and to Net Brasil especially in relation to acquisition of programming produced in Brazil.

Infrastructure: The infrastructure costs include expenses for post rental, electricity, maintenance and other costs, which increase owed to the development of the Issuer network. The infrastructure costs also include customer service, administration, collection and information systems costs.

Depreciation: Due to the acquisitions made in the past and investments in cable networks and broadband Internet, the annual depreciation rates are significant.

Based on an independent external study of the estimated useful lives of specific items of the cable-broadcasting network, which reflected the positive impact of new services, which could be provided by intermediary of this cable network, the Issuer has revised the economic useful lives of the specific asset categories, beginning January 1, 2002. Therefore the useful life period of the residual value of the following items was also revised:

Description	Prior to 2002	Revised useful life 2002

	(years)	(years)
Cable network	5 – 8	12 –15
Fiber optics	10	15
Decoders	8	10
Cable Modem	8	10

Income Taxes and Contributions
  Value Added Tax on Sales and Services (ICMS): ICMS is a tax on the aggregate value taxed at a rate of 25%. However, in relation to income from subscription fees and initial subscription fees and cable connection fees of each Brazilian state, in which the Issuer operates, ICMS is taxed at a rate of 10% except in the state of Rio Grande do Sul, where the rate is 12%.
  Services Tax (ISS): ISS is a city tax levied on some services such as technical assistance and other technical services the rate of which varies from city to city and the maximum rate is 5%.
  Employees' Profit Participation Program (PIS): PIS is a federal social contribution tax levied at a rate of 0.65% on income derived from Pay-TV, telecommunications and broadband services and at a rate of 1.65% on income derived from all other services.
  Tax for Social Security Financing (COFINS): COFINS is a federal social contribution tax levied at a rate of 3.0% on income derived from Pay-TV, telecommunications and broadband services and at a rate of 7.6% on income derived from all other services.
  Telecommunications Universalization Services Fund (FUST) and the Telecommunications Technology Development Fund (FUNTTEL): FUST and FUNTEL are contributions on gross telecommunications income levied at a rate of 1.0% and 0.5% respectively.

Comparison of the six-month period ended June 30 2005 and the six-month period ended June 30, 2004

Gross Operating Income

Gross income of the Issuer increased 9.9%, growing from R$ 835.4 million in the six-month period ended June 30, 2004 to R$ 918.4 million in the six-month period ended June 30, 2005. This growth is basically the result of a combination of the following income items:

  Income from Pay-TV monthly fees: showed growth of 8.9% growing from R$ 710.8 million during the six month period ended on June 30, 2004 to R$ 774.4 million in the six month period ended June 30, 2005. This increase is owed mainly to the growth of 5.7% in the subscriber base and the adjustment in the monthly fees which occurred in the course of the year and according to the IGP-M
  (General Market Price Index).
  Income from Broadband monthly fees: grew by 101.4% from R$ 43.0 million recorded in the six month period ended June 30, 2004 to R$ 86.6 million during the six month period ended on June 30, 2005 owed to the 92.9% increase in the subscriber base.
  Income from Initial Subscription Fees: increased 2.7%, from 7.3% million recorded in the first six months ended on June 30, 2004 to R$ 7.5 million achieved in the period ended June 30, 2005.
  Income from Pay per view and other services: showed a decrease of 32.8%, from R$ 74.3 million recorded in the six month period ended June 30, 2004 to R$ 49.9 million in the six month period ended June 30, 2005. This downfall was due to the sale of Vicom on August 30, 2004, which represented, in the first six months of 2004, 37.1% of the total balance of this line.

Gross income deductions

Gross income deductions totaled R$ 167.9 million for the six month period ended June 30, 2005 as opposed to the R$ 151.0 million recorded for the six month period ended June 30, 2004. This increase was due to the fact that income was greater at that time and the ICMS tax rate on Virtua in the state of Rio de Janeiro was increased.

Costs and Operating Expenses

  Programming and Franchise: went up 5.7%, totaling R$ 229.9 million in the six month period ended June 30, 2005 compared to the R$ 217.5 million recorded for the six month period ended June 30, 2004. This increase was the result of the increased subscription base, the readjustment of some of the programming contracts according to the IGP-M and the charges beginning in the third quarter of 2004 for two new channels.
  Other operating costs: grew by 4.2% in 2005, closing the period ended on June 30, 2005 at R$ 208.7 million in comparison to the R$ 200.3 million recorded in the six month period ended June 30, 2004. This increase can be explained by the greater Call Center expenses required to meet the larger subscription base, higher post rental and greater market research costs, as strategic support to the Company to become more closely aligned to the subscribers.
  Selling, General and Administrative Expenses and Other Net Income (Expenses): An expense of R$ 151.4 million was showed for the six month period ended June 30, 2005, an increase of 3.1% in comparison to the same period of the prior year, which totaled R$ 146.8 million. This increase was owed mainly due to the greater expenses incurred in sales and some expenses such as rent and software maintenance and expenses for outsources services, especially in regard to the relationship center and systems and financial consulting fees.
  Depreciation and Amortization: showed a reduction of 32.7%, totaling R$ 15.7 million for the six month period ended June 30, 2005 in comparison to the R$ 23.4 million for the same period in the prior year. This reduction was due to the decreased depreciation and amortization expenses because of the sale of Vicom on August 30, 2004.

EBITDA

Consolidated EBITDA for the first six (6) months of 2005 was R$ 228.2 million, 23.9% greater than the result of R$ 184.1 million for the same period in 2004. This result demonstrates that the sustained growth strategy adopted by the Issuer instituted for the purpose of assuring the ongoing business concern has been effective.

Operating results have progressed in a consistent manner, reflecting solid EBITDA growth. The EBITDA margin for the year showed improvement in 2005, growing from 26.9% in 2004 to 30.4% in 2005; these results have shown how the efforts focused on development of new sales channels, revisions of the operating processes as well as the improved level of customer service and attention to the key costs have become important catalysts in the operating consolidation process of the Issuer.

Financial Income/Expenses

  Net financial income of the Issuer in the first six months of 2005 was R$ (37.2) million compared to R$ (179.8) million recorded in the same period last year. This difference can be attributed to the fact that the late interest and contractual fines were forgiven owed to the conclusion of the Financial Restructuring plan and the appreciation of the local currency, the real (10.8%) in relation to the dollar.

Income and Social Contribution Taxes

During the period ended June 30, 2005, income and social contribution taxes were R$ 50.7 million compared to expenses totaling R$ 40.2 million in the same period in 2004. The main reason for this difference is the increased profitability of some operators during the period.

Net Profit (Loss)

The Issuer turned in net profits for the first six (6) months in 2005 of R$ 15.4 million, a vast improvement when compared to the R$ 154.5 million in losses recorded for the same period in the prior year. Together with the growth in EBITDA and EBIT, which form the medium and long term profitability base of the Issuer, appreciation of the real (10.8%) compared to the dollar and the earnings arising from the conclusion of its Financial-Restructuring process, contributed substantially toward the improved income for the 2005 period.

Main Fluctuations in the Asset Accounts

Suppliers and programming payable: fell from R$ 225.7 million to R$ 190.5 million, mainly due to the payment of programming from prior years negotiated with the suppliers.

Long Term Financing and Debentures: totaled R$ 589.7 million. There was no long term balance during the prior year as a consequence of the current debt restructuring. The balance of short term Financing, Debentures and Accounts Payable to shareholders decreased by R$ 1,455.9 million, falling from R$ 1,496.2 million in June 2004 to R$ 40.3 million in June 2005. This difference can be attributed to the conclusion of the financial restructuring that took place during the third quarter of 2005. The impact of this decrease on the financial liabilities of the Issuer and on the Accounts payable to shareholders was reflected in an increase of R$ 702.4 million in Shareholders’ Equity.

There was an increase in the Provisions for contingencies in the amount of R$ 112.2 million, which was owed for the most part due to the provision for Income Tax and IOF tax on debt.

The 55% increase in the balance of salaries and social charges can be attributed to the increase of R$ 12.7 in the provision of the Profit Sharing Plan, which was transferred to short term due to the early proportionate payment of this plan conducted by the Issuer.

The increase in the Income and Social Contribution Tax Provision grew to R$ 19.2 million at the end of June 2005, when compared to R$ 13.3 million recorded in June 2004. This increase is owed to the improved results recorded by the subsidiaries during the period.

Total Shareholders’ Equity grew from a negative R$ 317.1 million (recorded in the account “Total Uncovered Liabilities”) on June 30 2004 to a positive balance of R$ 509.8 million on June 30, 2005. This result is mainly owed to the Capital increase conducted by the Issuer in the course of the first half of 2005.

Comparison of the Fiscal Year ended December 31, 2004 and the Fiscal Year ended on December 31, 2003

Gross Operating Income

Gross income for the Issuer grew 11.6%, increasing from R$ 1,532.3 million recorded in 2003 to R$ 1,710.7 million in 2004. This growth is basically owed to a combination of the following income items:

  Income from monthly Pay-TV fees: depicted growth of 10.3%, from R$ 1,322.2 million in 2003 to R$ 1,458.7 million in 2004. This increase is mainly owed to the growth of the subscription base and the readjustment of the monthly fees which took place in the course of the year according to the IGP-M.

  Income from Broadband monthly fees: grew by 97.0%, from R$ 50.6 million recorded in 2003 to R$ 99.7 million in 2004, owed to the 106.4% increase in the subscriber base.

  Income from initial subscription fees: was reduced by 21.7% in comparison to 2003, at the close of 2004 were R$ 14.7 million in relation to R$ 18.8 million for the same period in 2003, owed to the promotions conducted during the year.

  Income from corporate networks: decreased 36.8%, totaling R$ 36.6 million in 2004 in relation to the R$ 57.9 million recorded in 2003. This downturn in income was a result of the sale of Vicom which took place in August 2004.

  Pay per view income and from other services: was 21.9%, greater, growing from R$ 82.8 million recorded in 2003 to R$ 101.0 million in 2004. This increase can be attributed to the greater sales of Pay per view Brazilian football programming and airing of the Big Brother Brasil reality show in 2004.

Gross income deductions

Gross income deductions totaled R$ 318.0 million in 2004, as opposed to the R$ 286.8 million recorded in 2003. This increase was due to the increase in income and ICMS tax on Vírtua services in the state of Rio de Janeiro which came into effect in August 2004.

Operating Costs and Expenses

  Programming and Franchising: went up 3.4%, totaling R$ 430.5 million in 2004 compared to R$ 416.2 million registered the prior year. This increase can be attributed to the 4.9% increased subscriber base and the readjustment of some programming contracts on the basis of the IGP-M and the charge for two new channels which began in the third quarter of 2004.
  Other operating costs: decreased by 1.5% closing 2004 at R$ 401.0 million in relation to R$ 407.0 million recorded at year end 2003. The cost reductions were achieved on the basis of decreased spending on Marketing and Customer Loyalty and costs related to corporate networks (Vicom) owed to its sale in August 2004. They were offset however, by the costs of post rental and maintenance costs of the cable network.

  Selling, General and Administrative Expenses and Other Net Income (Expenses): increased by 25.7%, and at the end of 2004 were R$ 314.7 million, in comparison to R$ 250.3 million recorded in 2003. This increase is mainly owed to the increased selling and some other expenses such as rent, software maintenance and outsources services expenses, especially in regard to the relationship center, systems and financial consulting fees.
  Depreciation and Amortization: showed a reduction of 30.7% totaling R$ 42.8 million in 2004, when compared to R$ 61.7 million recorded in 2003. This reduction was achieved due to the decrease in depreciation and amortization expenses arising from the sale of Viacom in August 2004.
EBITDA

Consolidated EBITDA in 2004 was R$ 376.4 million, 22.8% greater than the result turned in 2003 of R$ 306.5 million. This result demonstrates that the sustained growth strategy adopted by the Issuer instituted for the purpose of assuring the ongoing business concern has been effective. Operating results have progressed in a consistent manner, reflecting solid EBITDA growth. The EBITDA margin for the year showed improvement in 2004, growing from 24.6% in 2003 to 27.0% . These results have shown how the efforts focused on development of new sales channels, revisions of the operating processes as well as the improved level of customer service and attention to the key costs have become important catalysts in the operating consolidation process of the Issuer.

Financial Income/Expenses

The net Financial Income in 2004 was R$ (282.7) compared to R$ (215.2) million recorded the prior year in 2003. This fluctuation is owed to the 8.1% appreciation of the real in relation to the dollar and complementary provisions for taxes related to the debt Restructuring process of the Issuer.

Income and Social Contribution Taxes

During 2004, income and social contribution tax results were a positive R$ 92.3 million when compared to the negative result of R$ 90.4 million recorded in 2003. The income and social contribution tax results were positive for the year thanks to the recognition of tax credits calculated on the basis of the accumulated tax liability balances and the negative social contribution tax base. The total value of the asset recognized was calculated on the projection of future results at the present value based on the average cost of the Company capital in accordance with CVM (Securities and Exchange) Instruction No.371. The projections were based on an expectation of generating taxable income determined by a technical study and derived from the Company business plan, which was duly approved by the Board of Directors. According to the projections, the value calculated for this asset was R$ 205,6 million and reflects approximately 27% of the total tax credits which could potentially be recorded in the Company’s accounting records. However, in the course of the year, the Company had already recognized on its balance sheet a balance of R$ 4.1 million and the value recorded for the quarter was R$ 201.5 million. The recognition of tax credits of this line also comprises (i) amortization of the purchase goodwill on operations in São Paulo, Rio de Janeiro, Belo Horizonte and Brasilia; (ii) reversal of the deferred assets on the basis of temporary differences; and (iii) impact of current Income and Social Contribution taxes on cash flow.

Net Profit (Loss)

The Issuer, for the year ended December 31, 2004, presented a net loss of R$ 45.4 million, a much improved result in comparison to the R$ 268.4 million loss recorded in 2003. EBITDA and EBIT growth which serve as the basis for medium and long term profitability of the Issuer, appreciation of the real in comparison to the dollar and recognition of tax credits in the last quarter of 2004 explain this improved results position.

Major Fluctuations in the Asset Accounts

Cash and banks: grew from R$ 201.7 million during the year ended on December 31, 2003, to R$ 324.7 million for the same time period 2004, owed to the nonpayment of financial liabilities during the debt restructuring process.

Suppliers and programming payable: fell from R$ 222.2 million during 2003 to R$ 199.8 million in the year ended December 31, 2004 owed especially to the payment of programming for the prior years negotiated with the suppliers.

Salaries and social charges rose from R$ 27.9 million during 2003 to R$ 41.0 million for the year ended December 31, 2004 mainly owed to the provision for the Profit Sharing Plan, effected as a result of the achievement of the targets established for the year.

The Provision for Income and Social Contribution Taxes increased from R$ 8.6 million in 2003 to R$ 18.0 million in 2004. The event was the result of the improved results recorded by the subsidiaries for the period.

Provisions and other short term accounts payable went up by 72% owed to the establishment of a provision for the payment to “ECAD” while awaiting the results of price negotiations.

Total uncovered Liabilities were R$ 208.0 million as on December 31, 2004, reflecting an increase when compared to the R$ 162.2 million recorded on December 31, 2003 as a consequence of the loss of R$ 45.4 million recorded at year end 2004.

Comparison of the Fiscal Year ended December 31, 2003 and the Fiscal Year ended on December 31, 2002

Gross Operating Income

The Issuer’s gross income grew by 10.0%, growing from R$ 1,392.5 million in 2002 to R$ 1,532.3 million in 2003. This growth is basically owed to a combination of the following items of income:

  Income from Pay- TV monthly fees: showed growth of 10.1%, growing from R$ 1,201.2 million in 2002 to R$ 1,322.2 million in 2003. this increase is especially owed to the readjustment in the monthly fees which occurred during the year based on the IGP-M and the expanded subscriber base, which at year end 2002 included 1.3 million subscribers compared to the over 1.35 million subscribers recorded at the close of 2004.

  Income from Broadband monthly fees: presented an increase of 41.8% totaling R$ 50.6 million in 2003 in relation to the R$ 35,7 million recorded in 2002. This increase can be explained by the fact that during 2003, the Issuer introduced a new strategic plan for developing broadband product sales which drove growth of its subscriber base. The year ended December 31, 2003 recorded 91,474 subscribers in comparison to 55.677 subscribers enrolled during the same period the prior year.

  Income from initial subscription fees: decreased by 31.1% closing 2003 at R$ 18.8 million as compared to the R$ 27.2 million achieved in 2002, owed to the increase in sales of packages with the “loyalty” option, which could exempt subscribers from the initial subscription fees if the subscriber pledges to remain in the Issuer subscriber base for at least 12 months.

  Income from corporate networks: increased 11.9%, totaling R$ 57.9 million in 2003 as compared to R$ 51.7 million in 2002. The increased income from Vicom is owed to the implementation of an engineering project rendered to the Government and another project to modernize the work stations for a large client, an increase in the number of corporate stations and an increase in income from technical services.

  Income from Pay for view and other services: showed an increase of 8.2%, totaling R$ 82.8 million in 2003 in relation to R$ 76.6 million reported the prior year. This increase is predominantly owed to the increased sales in Pay for view for reception of the Brazilian football championship matches in 2003.

Gross income deductions

Gross income deductions totaled R$ 286.8 million in 2003 as opposed to R$ 241.9 million recorded the prior year. This increase of 18.6% mainly derived from the beginning of charge by the state of Rio de Janeiro for contribution to the Poverty Combat Fund, in the form of a social contribution which was implemented beginning January 2003.

Operating Costs and Expenses

  Programming and Franchise: decreased by 1.3% totaling R$ 416.2 million, in 2003 in comparison to R$ 421.6 million recorded in 2002. This reduction reflects the success of the renegotiation undertaken by the Issuer and the programmers. As a percentage of net income, programming and franchise costs totaled 33.4% in 2003 as opposed to 36.6% in 2002.

  Other operating costs: increased by 0.8%, closing 2003 at R$ 407.0 million compared to R$ 403.7 million at year end 2002. Reduction of costs achieved on the basis of negotiation of the programming guide of the Issuer, was offset by increased costs of post rental and cost of maintaining cable networks.

  Selling, General and Administrative Expenses and Other Net Income (Expenses): were down by 11.8% totaling an expense of R$ 250.3 million, in 2003, compared to R$ 283.9 million for the prior year owed mainly to a nonrecurring provision for contingencies in the amount of R$ 68.1 million which had been recorded in 2002.

  Depreciation and Amortization: recorded a reduction of 5.4%, closing 2003 in R$ 61.7 million, compared to R$ 79.7 million presented in 2002, owed to the full amortization of some pre operating items and pre maturation recorded during 2003.

EBITDA

EBITDA totaled R$ 306.5 million, an increase of 71.5% in comparison to the results attained in the prior year of R$ 178.73 million. Operating improvements achieved during 2003 and the nonrecurring provisions for contingencies which took place in 2002 were the main factors prompting this increase in operating result in 2003.

Financial Income/Expenses

The net Financial Income for 2003 was R$ (215.2) million compared to R$ (958,6) million in 2002. this fluctuation can be explained by (i) appreciation of the real in relation to the dollar by 22.3% (ii) the lower fluctuation of the IGP-M recorded in 2003 in relation to 2002 (8.7% and 25.3% respectively); and (iii) the provision for IOF in 2002 in the amount of R$ 122.00 million based on potential tax risks.

Income and Social Contribution Taxes

During the 2003 fiscal year, the Issuer recorded a total of R$ 90.4 million in income and social contribution taxes, 102.2% over the R$ 44.7 million recorded the prior year. In the last quarter of 2002, amortization of the goodwill on the acquisitions in operations in São Paulo, Rio de Janeiro and Belo Horizonte began which generated taxable income. Thus this increase in the year can be attributed to the amortization of this goodwill on acquisitions, which only impacted the last quarter of 2002 and the entire year 2003. It should be mentioned that of these amounts, over 85% did not reflect effective cash disbursement.

Net Profits (Losses)

The Issuer turned in a net loss of R$ 268.4 million in 2003 which was an improvement in comparison to the R$ 1,125.4 million in losses recorded during the fiscal year 2002.

Major Fluctuations in Asset Accounts

Cash and banks: increased from R$ 56.1 million in the year ended on December 31, 2002 to R$ 201.7 million in 2003, owed to the nonpayment of financial liabilities during the debt restructuring process.

Suppliers and programming payable: fell from R$ 272.4 million during the year ended December 31, 2002 to R$ 222.2 million in 2003 mainly owed to the payment program for prior years negotiated with the suppliers.

The provision for Income and Social Contribution Taxes grew by R$ 0.8 million in 2002 to R$ 8.6 million in 2003. This is owed to the improvement in results recorded by the subsidiaries in the period.

The provision for contingencies increased from R$ 340.0 million in 2002 to R$ 488.2 million in 2003, owed mainly to the correction of the IOF tax contingency balance.

The total uncovered Liabilities (commensurate to the “Total Shareholders’ Equity” negative) was R$ 162.6 million on December 31, 2003 compared to the positive balance shown in the balance of the account “Total Shareholder’s Equity”, of R$ 105.8 million on December 31, 2002 owed to the losses of R$ 268.4 million recorded in 2003.

Financial Commitments

On June 30, 2005, the Issuer presented the following debt profile:

Dollar denominated debts:	(R$ million)
Net Serviços Notes	164.8
Net Sul Floating Rates Notes	91.7
Other	1.1
Total	257.6

Real denominated debts:
Debentures – 4th issue	184.6
Bilateral Loans	187.8
Other	-
Total	372.4

Total Short Term Debt	40.3
Total Long Term Debt	589.7

Part III – THE PAY-TV SECTOR

Overview Regulatory
Environment for the Industry

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THE REGULATORY ENVIRONMENT FOR THE TELEVISION INDUSTRY IN BRAZIL

Overview of the Pay-TV Sector

Pay-TV services are telecommunications services purporting to distribute sounds and images to subscribers. In Brazil, the implementation of the pay-TV market began over forty years ago, as result of the need to solve a purely technical problem: to enable the signals from TV broadcasting companies located in Rio de Janeiro to reach the cities of Petrópolis, Teresópolis, and Nova Friburgo, among others, all of which are located on the Serra do Mar mountain range, and maintaining good sound and image quality. Those mountain cities started being served by a network of coaxial cables that would convey the signals to homes after said signals had been captured by antenna which would work as a kind of a headend, installed on the top of the mountain range. In spite of transmitting open TV signals, the users who wished to get the service had to pay a monthly fee, similarly to what happens today with modern cable TV services.

At the end of the 80’s the first effective pay-TV transmissions began with the 24-hour a day news broadcast by CNN and with MTV transmitting musical video clips. They worked under a normal radio-diffusion process, transmitting UHF signals for closed and coded TV channels. These services represented the embryo of the implementation of pay-TV, the regulation whereof had been accomplished via a decree signed by the then president, José Sarney, on February 23, 1988. On December 13, 1989, through Ordinance no. 250 issued by the Ministry of Communications, cable TV was introduced in Brazil. At that time, the service was known under the acronym DISTV – Distribution of TV Signals through Physical Media.

In 1991, large communications groups entered the sector, investing in new technologies. This pioneering effort was led by Globo Organizations, which created GloboSat, a pay-TV service transmitted through satellite, using the C band, which required huge parabolic antenna to capture the signals. Grupo Abril, via TVA, and other important groups such as RBS and the Grupo Algar also entered the market right afterwards.

Nevertheless, until the midst of the last decade, pay-TV in Brazil was still incipient, and in 1994, the subscriber base was less than 500 thousand members. The monthly fees were expensive and the services were only reaching a handful of cities. The new TV system could be considered as being a privilege. As of that time, the Brazilian pay-TV market underwent a steep rate of growth, having reached the equivalent to 3.4 million subscribers by 2000, which corresponds to a growth rate of 750% in six years. In March of 2005, the number of subscribers went up to some 3.8 million, according to ABTA.

Most of the cable TV subscribers may be divided into two of the more privileged social-economic classes, according to the classification attributed by IBGE.

The Technologies

The first transmission systems that were used for the pay-TV market are: (i) the cable transmission system; (ii) the satellite transmission system, or DTH and (iii) the microwave transmission system, or MMDS.

Cable TV

The cable TV system allows the transmission to be made through a network of coaxial or optical fiber cables, through which the signal of the broadcasting companies reaches the centralizing terminal (headend), whence it is transmitted to subscribers. The cable network is stretched out to the subscribers TV set, going through a decoder installed next to said TV set. The initial cost for the installation and the construction of the cable TV system is high, and it is feasible economically speaking only at densely populated areas.

The Issuer’s network is made up of cables capable of transmitting 450 MHz, 550MHz and 750MHz bandwidths, and the most of the network is capable of transmitting at least 550 MHz. This transmitting capacity allows the users to access countless complete and differentiated services, including analog and digital Pay Per View services, and access to Internet.

On June 30th, 2005, the Issuer’s cable network stretched out for over 35 thousand kilometers. The chart infra shows the rate of the homes using cables, together with the respective bandwidth capacity available on that particular date:

Percentage Rate	Bandwidth Capacity
26%	750 MHz
58%	550 MHz
16%	450 MHz or less

On June 30, 2005, the Issuer had already coded or “mixed” the signals being sent to 56% of the homes it was servicing with the intent of cutting down on piracy. On the same date, the Issuer had already activated the bi-directional technology at 2.5 million of the homes that were connected to the network. This bi-directional technology allows the Company to provide wideband access to Internet, because it enables the user to receive and to send data from his/her computer to the network and vice-versa.

A substantial share of the Issuer’s network is made up of aerial cables, which have been frequently strung out over power poles instead of using underground cables. The Issuer gets access to the power poles by means of lease contracts entered into with the local companies supplying electric power, which are forced to allow this access through a negotiated rental fee. The Issuer is negotiating with some of those companies, or it is still involved in legal lawsuits against some of those companies, intending to downsize the amounts of these rentals. During some of these negotiations, of which the operation in São Paulo is the most relevant one, the Issuer has achieved satisfactory results regarding price reductions.

In Belo Horizonte, the Issuer’s cable network is capable of transmitting through a trunk line made up of optical fibers leased from Telemar through the payment of a percentage of the revenues obtained by the Issuer in Belo Horizonte.

The Issuer believes that the use of these aerial cables makes it easier to locate and to repair interruptions in signal transmissions. The more common problems caused to the Issuer’s network are related to the damages caused by car accidents within urban areas and the deterioration of the isolation around the cables. The Issuer maintains its cable network using its own maintenance crews as well as the maintenance crews of outsourced companies.

MMDS

The Issuer uses the MMDS system in Recife, Porto Alegre and Curitiba, and it was servicing some 23,000 subscribers on June 30, 2005. MMDS is a microwave transmitting system which works through a headend which consists of a satellite receiver or any other similar system. The programs are transmitted by the headend to antenna which are located on top of towers or on the top of buildings, which in turn re-transmit the signal to a small receiving antenna located at the premises of the subscriber, where the microwave signals are decoded. MMDS requires a clear transmission line, because the microwave signals cannot pass through physical obstacles. In some cases, however, the blocking of the signals may be overcome through the use of low power repeaters, which re-transmit the blocked signal. MMDS transmissions cannot be received in shady areas in which the microwave transmission is blocked by the topography of the area, by physical obstacles and by buildings. In certain places such as São Paulo, Rio de Janeiro and Belo Horizonte, due to the high concentration of vertical buildings, and topographical barriers, the quality of the MMDS transmission presents a clear disadvantage as compared to cable TV.

DTH

The DTH system makes use of satellites that send signals to receiving antenna located at single homes and on buildings. When compared to the MMDS signals, which are transmitted locally, the coverage of the DTH signal is capable of reaching the whole country, and the Operational Licenses to use the DTH system are granted for the whole national territory. In spite of this, the DTH system has a high join-up cost to the subscriber, requiring that each TV set use its own digital decoder.

The chart infra shows the number of the subscribers and the percentage distribution rate for each system in March, 2005:

	Cable	MMDS	Satellite	Total

Subscribers (1,000)	2,261	219	1,331	3,811
(%) of the Total	59%	6%	35%	100%

Source: ABTA – Sector Results – March/05

The Regulatory Environment for the Pay-Television Industry in Brazil

In Brazil, pay-TV services are provided through the MMDS and DTH cable TV systems which are granted and regulated by ANATEL, pursuant the LGT of Law no. 8.977, dated January 6, 1995, and by Decrees nos. 2.206, dated April 14, 1997 and 2.196, dated April 8, 1997, as well as by the regulations that have been approved by the Ministry of Communications and by ANATEL. As of the enactment of the LGT, the attributions formerly assigned to the Ministry of Communications were transferred to ANATEL.

Pursuant Law no. 8.977/95 and Decree no. 2.206/97, a cable TV operator must first obtain a concession from ANATEL before providing its services in Brazil. The concessions to exploit cable TV services are not granted on an exclusivity basis for any of the areas where the services are to be provided.

However, the General Telecommunications Act, enacted after Law no. 8.977/95 and after Decree no. 2.206/97 innovated the regulatory environment pertaining to the telecommunications services in Brazil, and it created a classification for said telecommunications services according to the legal nature of the services. Pursuant the LGT, telecommunications services may be provided pursuant the public regime or the private regime. Services provided under the public regime are exploited through a concession, and the services provided under a private regime are exploited by means of an authorization. LGT defines “concession” as being the delegation to provide telecommunications services to third parties. These services are exploited under the public regime indefinitely, according to the classification that has been established by the Public Powers. Telecommunications services provided under the public regime requires the Public Power to assure the universalization and the continuity of the services. Fixed commuted telephone services offered by the companies deriving from the Telebrás System are telecommunications services which are provided under the public regime. Other telecommunication services such as the mobile personal service and the multimedia communications services are provided under the private regime by entering into a term of authorization. Since Law no. 8.977 was enacted prior to the regulatory mark that was established for telecommunications in Brazil, it does not abide by the classification of the services, taking into account the legal nature regarding the providing of said services. Thus, even if at a first glance, there could be an understanding that cable TV services are provided under the public regime, ANATEL, through the analysis of specific procedures and in spite of the terminology of Law no. 8,977, has already evinced the understanding that cable TV services, are construed as being exploited under the private regime.

However, in case the cable TV services may be characterized as being telecommunication services that are being provided under the public regime, then the assets of the cable TV operators could be construed as being reversible to the Public Power leaving the creditors of the cable TV operators in an unfavorable position, and eventually they may be incapable of executing the debts of said cable TV operators by imposing liens over the assets used in the providing of cable TV services, since such assets would have to remain entailed to the providing of cable TV services either by the company itself or by third parties, as result of the intervention of the Public Power in the company. On the other hand, if the cable TV services are construed as being a telecommunications service provided under a private regime, there is no legal entailing of the assets regarding the exploitation of the services, so that the concern regarding the reversibility of the assets ceases to exist.

MMDS services are provided under a private regime and their assets are not entailed to the services being provided.

The concessions for the providing of cable TV services are granted by ANATEL for a period of 15 years, and they may be novated for equal and consecutive periods. Novation is assured to the cable TV operator whenever the latter: (i) has satisfactorily complied with the conditions for the concession; (ii) if it has been complying with sector regulations; (iii) if it agrees to comply with the technical and economically viable demands to cater to the needs of the community, including the streamlining of the system; and (iv) if it manifests explicit interest in novation at least 24 months in advance of the end of the term of concession. Novation of the concession regarding cable TV operations shall be subject to a public referendum and it may be subject to a payment to be made by the concessionaire for right to exploit the service, which shall be compatible with its size.

Only common law, publicly held companies which are headquartered in Brazil, the main activity whereof is the providing of cable TV services, and at least 51% of the capital stock whereof belongs to Brazilian native born citizens or citizens who have been naturalized for over ten years, may get the concession to exploit cable TV services. Only in the event of a manifest lack of interest in the providing of pay-TV services by any private companies located in a given region, may ANATEL grant the concession to the local telecommunications concessionaire (fixed, commuted telephone services concessionaire) which will be then allowed to provide cable TV services.

Operators that provide pay-TV services, and which have the backing of the authorizations granted by DISTV, issued pursuant Ordinance no. 250/89, and on the strength of Law no. 8.977/95, were allowed to request the authorizations that had been granted by DISTV as concessions to operate cable TV services, provided they were qualified to do so. All the DISTV authorizations held by the Issuer have been converted into concessions to operate cable TV services in December, 1996.

The concessions to exploit cable TV services are granted by means of public biddings held by ANATEL pursuant the procedures that have been established by Decree no. 2.206/97. In order to obtain the concession, the bidder must comply with certain financial, technical and legal qualifications, besides having to inform in detail their plan to provide said services at the region being bid (basic project).

Once the concession has been granted, the cable TV operators have eighteen (18) months counted as of the date of the publication of the granting act in the Diário Oficial (Federal Official Gazette) to conclude the initial stage of the system installation, and to start providing the services to the subscribers. This 18-month period may be extended only once for at most twelve (12) months, in case the reasons offered are judged by ANATEL to be material.

The conveyance of the concession or of the control of the concessionaire depends on a prior and explicit agreement by ANATEL, under pain of caducity of the concession, and it may only be effected after the start of the commercial operations to provide cable TV services. However, the transfer of the concession to a controlled company or to the controller may be authorized at any time as result of inheriting succession or spin off, and ANATEL shall be informed of such transfer within sixty (60) days, counted as of the date of the transfer. ANATEL shall also be informed within sixty (60) days counted as of the date of the transfer regarding the conveyance of the quotas or the shares representing the capital stock of the concessionaire which do not result in any changes of control of the company, or whenever there is an increase in the capital stock of the company, with a proportional change in control by the partners.

Law no. 8.977/95 and Decree no. 2.206/97 govern the contents of the programming as well as the access to cable TV systems. Besides the channels that must be made available to broadcast the operator’s free programs, the latter must make available the following mandatory channels to its subscribers: (i) basic free use channels; (ii) channels intended for the providing of eventual services; and (iii) channels destined to provide permanent services. Cable TV operators must broadcast for free the following basic channels: (i) channels intended to broadcast in VHF or UHF the sound and image programming of the local radio-diffusion broadcasting companies, said broadcast to be made in open and uncoded channels; (ii) a municipal or state legislative channel intended to document the work of the aldermen or the state assemblymen, especially regarding the live broadcast of the legislative sessions; (iii) a channel reserved to the Chamber of Deputies to document their work, especially the live broadcast of their sessions; (iv) a channel reserved to the Federal Senate to document their work, particularly the live broadcast of their sessions; (v) a college channel reserved for the shared use of the colleges and universities located within the municipality(ies) where the services are being provided; (vi) an educational-cultural channel, reserved for the use of the agencies dealing with education and culture at the federal, state and municipal levels, and which have jurisdiction over the area where the services are being provided; (vii) an open community channel for the free use of non profit, non governmental organizations; and (viii) a channel reserved for the use of the Supreme Federal Court to disclose the acts of the Judiciary Branch and of the services that are essential to Justice.

The cable TV operator must reserve at least two channels to provide eventual services intended for the eventual paid broadcast and distribution of programs such as manifestations, lectures, congresses and events requested by any legal entity. Thirty per cent of the service capacity of the cable TV operators must be reserved for the permanent broadcasting of the programming of legal entities that are not controlled by or not associated to the pay-TV operator. The channels intended for the eventual or permanent providing of services shall be offered publicly by the concessionaires, and the prices to be charged by the operators for the use of the channels shall be fair and reasonable, being non-discriminatory and compatible with usual market practices and with their corresponding costs.

Pursuant Decree no. 2.206/97, free programming channels may be used to offer the programs of the operator itself, and that of its associated companies, or yet, the programming purchased from other programming companies selected by the operators. However, the agreements entered into by the cable TV operators and the programming companies may not include provisions that: (i) impose conditions that imply in equities in the control of the company or which may demand a financial equity in the programming company; (ii) compel the programming company to envisage exclusivity rights as a condition for the agreement; or (iii) which unduly restrict the capacity of the non associated programming company from being able to compete in a fair manner through discrimination in the selection, the terms or the conditions of the program supply agreement.

The hiring of programming generated abroad by the cable TV operators shall always be accomplished through companies located within the Brazilian territory. Cable TV operators are also obliged to provide at least one programming channel broadcasting independently produced Brazilian audiovisual materials and movies. Decree no. 2.206/97 also establishes that the operator must make available to the subscriber, when so requested by him/her and at his/her expense a device that would allow the blocking to free reception of certain channels.

Pursuant Ordinance no. 256/97, the operators may also commercialize channels other than the basic channels for advertising.

The cable TV operator shall offer non discriminatory services to the public at fair, reasonable and uniform prices, assuring access to services as subscribers to all those whose premises are located within the area of the providing of the services, through the payment of an amount corresponding to the basic joining up fee. In case ANATEL reaches the conclusion that the competition for pay-TV services is not enough, it may establish the prices that are to be charged of the subscribers for the basic services.

The concessions that have been granted for the providing of cable TV services may be abrogated by ANATEL after a court decision to that effect when the operator incurs into the following violations:

  it evinces a technical, legal or economic-financial incapacity to go on exploiting the services;

  it conveys the control or the direction of the company to persons who do not have the qualifications required by Law no. 8.977/95;

  it conveys the concession to execute the services or the control of the operating company for any reason and without ANATEL’s prior agreement and by means of any instrument;

  it fails to start regular operations of the service within eighteen (18) months at most, which may be extended for an additional period of twelve (12) months, counted as of the publication of the act of concession; and

  it unjustifiably interrupts the total or partial execution of the services for periods in excess of thirty (30) consecutive days, unless it has received prior authority from ANATEL to do so.

In September, 1996, the Ministry of Communications issued Ministry of Communications Ordinance no. 1.086, which established the Cable TV Service Norm no. 13/96. The Norm 13/96 was amended and republished as Ordinance nº 256/97, which imposes restrictions as to the number of areas that may be served by one single cable TV operator, including its associated companies. According to such rule, during the initial phase of the implementation of cable TV services in Brazil, and in order to incentive their development under a free competition regime, each entity or associated company may only get the concession to exploit cable TV services up to the following limits: (i) to provide services to at most seven (7) areas which contain a population equal to or over seven hundred thousand inhabitants; (ii) to provide the services to at most twelve (12) areas which contain a population equal to or over three hundred thousand and less than seven hundred thousand inhabitants. Said limits apply only to the areas where the cable TV operator or its associated companies exploit the services without running into the competition with other pay-TV operators, excluding services that are broadcast from satellites.

Ministry of Communications Ordinance no. 256/97 empowered ANATEL to change or to do away with the limits mentioned above, depending on public interest. Pursuant Decree no. 2.206/97, a company shall be construed as being associated company to another if it directly or indirectly holds an equity of at least 20% in the voting capital of the other company, or if at least 20% of the voting capital of both companies is directly or indirectly held by the same person or company.

Quality Goals

In July, 2005, ANATEL adopted a General Quality Goals Plan for pay-TV services, stipulating quality goals regarding the service to be provided to the consumers, in the issuance of collection documents and regarding the continuity for the providing of the services. The companies were given a deadline of twelve (12) months to adapt to the rules.

The quality of the services is determined taking into account the number of user complaints that have been filed, dividing this number by the total number of subscribers to the service, compliance with the term for the installation of the services that have been covenanted between the parties and the stoppage of collection services within twenty-four (24) after such stoppage has been requested by the subscriber.

Customer service goals are measured taking into account the response time to the complaints filed, meaning the time it takes to provide solutions (within seven business days), a maximum waiting time of twenty minutes in case the client shows up at the provider’s service center, and a waiting time of less than twenty seconds in case of any telephone calls to self-service systems.

As to the issuance of payment slips, no more than five (5%) percent of the complaints may be filed during a period encompassed between 12 and 24 months as of the publication of the Plan, this percentage rate to be downsized to two (2%) percent after this period.

The continuity of the services being provided will be measured according to the solutions provided to complaints arising from service interruptions within up to 24 hours, and within 24 hours for the repair of the devices owned by the service provider, which are needed to provide the telecommunications services.

The service provider must garner all the information detailed above until the 15th day of the month subsequent to the month of reference, and to inform them to the SATVA (Monitoring System Regarding the Duties of the Cable TV Providers) system. Non compliance with Quality Goals shall subject the company to sanctions pursuant the specific norms to that effect. The Issuer believes that it will be able to comply with said Quality Goals.

Contents

Provisional Measure 2.228, dated September 6, 2001 enacted the dunning of a Contribution toward the Development of the Movie Industry (“Condecine”), which regulates the advertising, production, licensing and distribution of movies and video-graphical works including to the pay-TV market, even though the individual effecting the contribution to Condecine is not responsible for the exhibition, broadcasting, or advertising, s/he is jointly answerable for said payment.

National Congress is currently discussing a series of Bills of Law which if approved, shall cause momentous changes to the regulatory system of pay-TV services in effect today. The legislative process associated to many of these Bills of Law is still in a preliminary stage and therefore, it is not clear which modifications, if any, shall be enacted at the end of it.

It is worth stressing, however, that among all these Bills of Law, the Senate Bill of Law no. 175, dated September 19, 2001, purports to do away with the current limitation of 49% to foreign participation in the voting capital stock of the companies providing cable TV services. Pursuant said Bill of Law, the maintenance of this restriction regarding cable TV is no longer justifiable, since no other telecommunications service imposes any limitations as to foreign capital, not even the directly competing cable TV services such as MMDS and DTH, and not even fixed, commuted telephone services considered to be of strategic interest to national development, and consequently, operating under a public regime and subject to guarantees as to the existence and the continuity offered by the Administration itself.

Furthermore, it is necessary to stress that the creation by an Executive Order in April, 2005 of an Inter-ministerial Task Force with the objective to elaborate a pilot bill of law to regulate articles 221 and 222 of the Federal Constitution that deal with Social Communications, as well as the organization and the exploitation of electronic social communications services. It is expected that this Task Force will elaborate the minutes of an electronic social communications bill of law which shall govern the providing of the content to different broadcasting media, including pay-TV services.

On November 10, 2004, the Bill for Constitutional Amendment no. 55 (“PEC55”) started going through channels at the Federal Senate purporting to change article 222 of the Federal Constitution. Pursuant PEC55, companies having access to Internet or which are exploiting the production, programming or the providing of electronic social communications contents intended to be shown to the Brazilian public by any means, will be included in the roster of companies the assets whereof are to be reserved to (i) native born Brazilians, or Brazilian citizens who have been naturalized for over 10 years or (ii) legal entities incorporated under Brazilian laws and headquartered in Brazil, of which at least 70% of the voting capital stock belong directly or indirectly to native born Brazilians or to Brazilian citizens who have been naturalized for over ten years. PEC55 establishes a timeframe of two years for the companies to adapt themselves to the new rules. Bill of Law no. 4.209, dated October 06, 2004 (“PL 4.209”), proposed by Deputy Luiz Piauhylino is currently under discussion at the Chamber of Deputies and its purpose is similar to that of PEC55. There is no way to guess as to whether PEC55 and PL 4.209 will be enacted, and if enacted, whether their terms and conditions would be the same as those defined in their respective bills of law.

Law no. 3.449 enacted by the Federal District became effective on October 7, 2004, disentailing the consumer from having to pay minimal usage tariffs and fees, or those pertaining to the basic membership fee, dunned at the Federal District by, among others, cable TV companies. This law is already being questioned before the courts by fixed telephone companies, which have been getting favorable injunctions. The Issuer believes that this law does not apply to its operations, and it intends to defend itself in court if necessary, since the service being offered has a price that has been determined according to the package of channels chosen, and it does not vary according to use.

MMDS

Generally speaking, the regulation of the multi-point, multi-channel signal distribution (MMDS) services, especially Decree no. 2.196 dated April 8, 1997 and Norm no. 002/94, approved with a new text by Ministry of Communications Ordinance no. 254/97 contains similar provisions to those regulating cable TV, even if much less detailed as a rule. Among the regulatory differences regarding MMDS services one could stress (i) providing of services is granted by ANATEL by means of a permit and not as a concession to companies that have been incorporated pursuant Brazilian laws, headquartered and managed in Brazil, the majority of voting quotas or stock whereof belongs to natural individuals domiciled in Brazil, or to companies incorporated under Brazilian laws with headquarters and management in Brazil; and (ii) the permits are granted indefinitely, even though the radio frequency associated to the providing of the services is granted for a term of fifteen years, and (iii) there are no regulations regarding the programming content or the pre-assignment of channels. These differences are also present in the DTH service.

Broadband Data Transmission Services

Decree no. 2,206/97 and Resolution no. 190 enacted on November 29, 1999 determine that besides broadcasting audio and video signals through their cable networks, pay-TV operators must assure the use of their networks to provide aggregate value services, including fast access to Internet service providers which would allow the transmission of different types of data. Pursuant Resolution no. 190, pay-TV operators cannot directly provide aggregate value services, and if they are interested in doing so, they must provide said services through a company that has been set up exclusively for that purpose. Aggregate value service providers are entitled to use the networks belonging to pay-TV operators in a non discriminatory fashion, and for fair prices and terms that are both reasonable and isonomic. Moreover, pay-TV providers may only make access to aggregate value services available to their own subscribers.

Multimedia Communications Services

ANATEL created the Multimedia Communications Services (SCM – Serviço de Comunicação Multimídia) through Resolution no. 272, dated August 9, 2001.

SCM is a fixed telecommunications service that allows multimedia information transmission, emission and reception in audio, video, data, voice and other sounds, images, texts and other type of signal formats, to be transmitted to subscribers located within the same area where all these services are being provided, using any means for such purposes. SCM is distinctive from, and it may not be offered possessing the characteristics of fixed telephone services, those of Mass Electronic Communications (radio diffusion, cable TV, MMDS and DTH).

Pursuant Resolution no. 272, SCM service providers are authorized to offer their services to any physical individual or legal entity located within the service area specified in their charter of authority. Therefore, cable TV operators could ask ANATEL the authority to offer SCM and to offer broadband data transmission services not only to their own cable TV subscribers but to any individuals located within the SCM service area.

Part IV – ABOUT THE ISSUER

About the Issuer Business
Property, Plant and Equipment
Composition of Capital Stock Notes and Securities Issued
Transactions between Related Parties
Judicial and Administrative Contingencies
Administration

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ABOUT THE ISSUER

History

Under the previous name, Multicanal Participações S.A., or Multi-channel, the Issuer went public by offering its share both to the local as well as to the US market in October 1996. In late 1997, the major shareholders of the Issuer at the time, sold their interests to Globopar. Following that transaction, the principal shareholders of Multicanal were Globopar and União Comércio e Participações S.A., the latter of which was at the time a wholly-owned subsidiary of Banco Bradesco S.A.

In September 1998, Multicanal acquired certain cable assets and related liabilities of Globopar and changed its name to Globo Cabo S.A. The assets acquired from Globopar included a 50% interest in Unicabo and controlling interests in three significant metropolitan-area cable operators: Net São Paulo Ltda., Net Rio S.A. and Net Brasilia Ltda. In May 2000, the Issuer acquired the remaining 50% of Unicabo.

In July 2000, Globo Cabo S.A. acquired 100% of MDS Telecomunicações S.A., which held 100% ownership in Vicom, a company that offers corporate customers corporate data transmission services via satellite, hybrid fiber-coax, or HFC, network and radio circuits.

In September 2000, the Issuer completed the acquisition of Net Sul Holding S.A., the then 99.99% owner of Net Sul, what was then the second largest cable television operator in Brazil. The Net Sul acquisition significantly increased the subscriber base and provided access to markets in southern Brazil, a region the Issuer historically had not served.

Purporting to make its brand name better known amongst its clients, in May 2002, the Issuer changed the name from Globo Cabo S.A. to Net Serviços de Comunicação S.A.

Consistent with the strategy of focusing on and increasing the resources toward pay-TV and broadband Internet service, on August 30, 2004, the Issuer sold Vicom to Comsat Brasil Ltda., the assignee of Comsat International. As a result of this sale, the Issuer received R$16.2 million and also assumed US$2.1 million of Vicom’s debt.

Corporate Purpose and Headquarters

The Issuer is a holding company, and its corporate objective is to buy equity in companies the corporate purpose whereof is the broadcasting of paid TV services, as well as other aggregate value services provided to subscribers such as telecommunications services, signal distribution through local networks and the production of local channels. The Issuer offers its operational subsidiaries administrative, financial and advisory services, and without any restrictions, it may purchase or to hold quotas or shares in other companies engaged in activities that are similar to those of its own and to those of its subsidiaries, as well as activities pertaining to business and to business representation.

The Issuer is headquartered in the City and State of São Paulo, at Rua Verbo Divino nº 1.356.

As envisaged in its Article of Association the term of effectiveness of the Company is indefinite, and its registration as a publicly held company before CVM bears the date of November 22, 1994.

Organizational Structure

The Issuer is indirectly controlled by Globopar and by the Marinho Family, and it is part of the same economic group as the Globo Organizations, the largest media company in Brazil.

On June 27, 2004, Globopar entered into a series of agreements with Telmex, and its fully controlled subsidiary, Latam, so that, through Latam, Telmex became one of the paramount shareholders of the Company. Immediately after the end of its Capital Restructuring operation, Globopar (i) conveyed 51% of the common share of the Issuer to GB; (ii) it sold Latam 49% of GB’s common share, and 100% of the preferred shares (keeping however 51% of the ordinary GB shares); and (iii) sold Latam a lot of 224,928,532 common shares issued by the Issuer. One third of GB’s capital stock is made up of common shares and two thirds of preferential shares. Consequently, directly or indirectly and through Latam and through GB, Telmex owns 37.1% of the Issuer’s common share. Through GB, Globopar holds the corporate control of the Issuer.

In case any changes are made to the current legislation, allowing the control of the Issuer to pass on to foreign hands, Telmex shall be entitled to acquire Globopar, and Globopar shall be entitled to require Telmex to purchase an additional equity of GB’s voting capital so that Telmex shall get 51% of the Issuer’s voting capital through GB. The additional equity in GB’s voting capital would be equipollent to the greater of: (i) 2% of GB’s voting capital, or a share of the voting capital that would give Telmex control over the Company’s voting capital which would be owned by GB and (ii) the percentage of GB’s total capital equivalent to 16,162,799 of the Issuer’s common voting capital held by GB. The price per share to be paid by Telmex regarding the aforementioned additional equity in GB would correspond to the price per common share of the Company paid by Telmex to Globopar in the above mentioned operation. After said acquisition, Globopar shall go on detaining a significant minority equity in GB’s capital stock and it shall have certain entitlements arising from the shareholder’s agreement entered into with Telmex in case it directly or indirectly still detains a minor portion of the common voting shares of the Issuer.

The flowchart infra exemplifies the corporate structure of the Issuer. The percentage indicated on the flowchart shows the equity in the full capital stock of each company. For additional information about the corporate structure of the Issuer, see the section titled “Composition of Capital Stock” in this Prospectus.

Subsidiaries of the Issuer

The Issuer holds equity in different pay-TV and Internet operators. The majority of the subsidiaries of the Issuer was set up to obtain the permits issued by the Brazilian municipalities. Overall, the Issuer’s subsidiaries own 46 permits of which 43 were granted to enable it to provide cable TV services, and 3 to MMDS services. The Issuer manages the businesses of its subsidiaries on a day to day basis, and strategically, financially and operationally speaking, the companies operate as if they were a single company.

The chart infra exemplifies all the subsidiaries of the Company in existence on June 30, 2005:

Name	Direct Equity (%)	Overall Equity (%)

Multicanal Telecomunicações S.A	99.96	100.00
Net Belo Horizonte Ltda	0	100.00
CMA Participações S.A.	51.44	98.04
Net Brasília Ltda	0	100.00
Net Rio S.A	100.00	100.00
Net Recife Ltda	100.00	100.00
Net São Paulo Ltda	97.87	100.00
Net Campinas Ltda	0	100.00
Net Indaiatuba Ltda	100.00	100.00
Net São Carlos S.A	100.00	100.00
Net Franca Ltda	100.00	100.00
Net Sul Comunicações Ltda	100.00	100.00
TV Cabo e Comunicações Jundiaí S.A	50.00	50.00
Horizonte Sul Comunicações Ltda	0	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda	0	100.00
Net Paraná Comunicações Ltda	0	100.00
Net Joinville Ltda	0	100.00
Net Florianópolis Ltda	0	100.00

Net Curitiba Ltda	0	100.00
Net Maringá Ltda	0	100.00
Net Arapongas Ltda	0	100.00
Televisão a Cabo Criciúma Ltda	0	60.00
Net São José do Rio Preto Ltda	0	100.00
Net Piracicaba Ltda	0.08	100.00
Net Ribeirão Preto S.A	0	100.00
Net Bauru Ltda	0	100.00
Net Goiânia Ltda	0	100.00
Net Anápolis Ltda	0	100.00
Net Campo Grande Ltda	0	100.00
Net Sorocaba Ltda	0	100.00
Reyc Comércio e Participações Ltda	15.36	100.00
Net Londrina Ltda.	0	100.00
TV Cabo Chapecó Ltda	0.01	100.00
Dabny L.L.C.	100.00	100.00
Cabodinâmica TV Cabo São Paulo S.A.	0	100.00
TV Vídeo Cabo de Belo Horizonte S.A.	99.99	100.00
Jonquil Ventures Limited	100.00	100.00
Antenas Comunitárias Brasileiras Ltda	0	100.00

The Issuer is undergoing the consolidation process of several of its operational and non operational subsidiaries as deriving from administrative reasons, and with the purpose to hold down the costs associated with the operations of its subsidiaries.

Investments

The main investment items of the Issuer, identified by major category, are as follows:

• subscriber installation, including purchases of set top boxes;

• cable network construction and rebuilding, which primarily includes construction costs related to installing cable system infrastructure in multiple dwelling units, or MDUs, rebuilding portions of our cable network and, to a very limited extent, the growth or build-out of cable network;

• broadband network construction and rebuilding, which primarily includes construction costs related to cable modem installation, installing broadband infrastructure in MDUs, rebuilding portions of broadband network to permit two-way communication and the build-out of broadband network, including data center; and

• upgrading existing systems, the purpose of which is principally to improve technical quality, further improve management controls and support subscriber growth.

The Issuer has historically made significant capital expenditures relating to the codification of network, principally to reduce piracy. However, the Issuer has not been making substantial capital expenditures for codification since 2002, and the Issuer does not expect to make material capital expenditures for this purpose in 2005 and beyond.

Total investments in 2003 added up to R$ 84.5 million and they refer mostly to the setting up of new subscribers, the streamlining of our systems and the building up and the rebuilding of our cable network, representing an increase of R$ 19.6 million as opposed to 2002. In 2004, the Issuer had total capital expenditures of approximately R$ 123.0 million referring mostly to the setting up of new subscribers, the streamlining of systems and the launching of digital cable TV. During the first six months of 2005, expenditures with investments added up to R$ 65,8 million, 54.8% larger as opposed to the R$ 42,5 million expended for the same period in 2004.

Most of Issuer’s capital expenditures relate to the installation of subscriber equipment. The Issuer shall continue to pursue a focused capital spending plan in 2005. Pursuant to this plan, the capital spending will target on selected portions of the existing network, especially the portion which laid down in high income, urban areas. In such areas, the Issuer will make capital expenditures principally to upgrade the technical quality and capacity of systems.

BUSINESS

Overview

Currently, the principal products offered by Issuer include pay-television and pay-per-view programming under the “NET” brand name and broadband Internet service under the “Vírtua” brand name.

From 2004, the Issuer began to offer digital cable services to the subscribers in Rio de Janeiro and São Paulo. Through providing digital cable services, the Issuer are able to offer subscribers additional channels and more value-added programming options and services, such as audio channels containing a variety of music packages, near video-on-demand and interactive services.

Strategy

The Issuer strategy is to maintain the position as Brazil’s leading provider of pay-television services and to continue to increase its Internet and broadband businesses. The Issuer intends to take advantage of the demand envisaged for more advanced services in order to increase its share in the expenditures incurred into by its subscribers in leisure, and consequently to improve the fidelity levels. The Issuer will continue to focus on improving medium term cash flows and operating margins and providing better quality services. In order to achieve such goals, the Issuer is undertaking the following business and financial initiatives.

Business Initiatives

  Improve customer satisfaction by providing reliable, high quality products and responsive customer service. The Issuer views its business as a service business, and, therefore, the Issuer has been working to improve customer satisfaction, both in terms of our cable, Internet services, and broadband Internet products and in the responsiveness to customer inquiries.
  Pursue growth through targeted marketing. by focusing marketing efforts on existing customer base and on the potential customers already passed by network. Through this two-fold, targeted marketing approach the Issuer hopes to encourage existing customers to migrate to higher-end programming packages and to purchase value-added services, while at the same time encouraging those who do not yet subscribe services to join to the subscription base.
  Continue the growth of Vírtua, the broadband Internet service, thus consolidating this service platform. In 2003, the Issuer increased the investment in broadband by re-launching the broadband Internet service, Vírtua. Broadband Internet has an attractive marginal return. Furthermore, the Issuer estimates that subscribers of the broadband Internet service are 70% less likely to disconnect their pay-television service as compared to other pay-television subscribers. Within Vírtua, the main processes involved in Vírtua’s operating structure, including the cost of its link, customer service center and cable modem technology, are regularly reviewed. Today, some 35% of the Issuer’s network is bi-directional, that is, it is capable of providing this service. The Issuer understands this share to be adequate, taking into account the target market existing in Brazil for this type of services.
  Continue to roll-out digital cable. During 2004, the Issuer began to offer digital cable services to subscribers in the cities of Rio de Janeiro and São Paulo. This allows the increase of the number of Pay- per-view channels and Issuer offers new services such as audio channels, near video-on-demand and an interactive programming guide.

Financial Initiatives

  Improve our liquidity position. The Issuer will continue to pursue measures to (i) limit the impact of future exchange rate volatility by reducing the amount of its dollar-denominated debt, and (ii) ensure capital expenditures and operating costs reflect the most efficient use of its capital.
  Optimize capital expenditures by making targeted investments. The Issuer capital spending plan targets the capital expenditures in geographic areas and on services where the Issuer believes can achieve higher returns on investments. Pursuant to this plan, whereby the Issuer made an analysis of its network on a node-by-node basis, it targets the capital spending on selected portions of existing network, principally in high income, urban areas, where the Issuer anticipates greater demand for broadband, digital cable and advanced services. The Issuer believes such targeted investments allow to reduce our capital expenditures while providing sufficient investments to upgrade the network to enable the offer broadband, digital cable and advanced services to its targeted markets.
  Continue to focus on corporate governance. Since June 2002, Issuer’s shares have been listed on Level 2, which provides enhanced shareholder protections. The Issuer believes that trading its shares on Level 2 brings several benefits to shareholders, including greater transparency and more effective corporate governance. Consistent with this approach, the Issuer has established certain voting rights with regards to preferred shares, and offers 100% tag-along rights to holders of common and preferred shares. The Issuer has also been moving toward full compliance with the Sarbanes-Oxley Act of 2002, as the perennial setting up of the Audit Committee, which is made up exclusively of independent member.

Major Strong Points of the Issuer

The Issuer believes that the keynotes that have been described infra, represent its major competitive advantages.

  Market Leadership. According to ABTA, the Issuer is the paramount pay-TV provider in Brazil. On December 31, 2004, its subscribers added up to 63% of the total cable TV subscribers, and 37% of the overall cable TV subscribers, including cable TV, DTH and MMDS services. The Issuer operates within selected demographic regions, and it is present in 44 cities, which according to IBGE, represent 45% of the Brazilian GDP, and which encompass around one third of class A and B homes. The Issuer believes that its market leadership position insures advantages to it over its competitors in regards to getting programs, as well as helping the Company to downsize network maintenance and administrative costs, taking into account the scale gains provided by the large number of subscribers.
  Advanced Network. The Issuer set up its major stretches using broadband and with a bidirectional signal transmitting capability. On June 30, 2005, some 2.5 million homes, concentrated in 11 cities being served by the Issuer (São Paulo, Rio de Janeiro, Curitiba, Florianópolis, Porto Alegre, Campinas, Santos, Brasília, Belo Horizonte, Goiânia e Sorocaba) were bidirectional. Such circumstances have allowed the Issuer to maintain a larger number of channels and to provide services with better resolution as opposed to its competitors – MMDS and open TV services. Furthermore, the modern infrastructure of the network allows the Company to introduce digital cable services, including additional channels, high resolution signals, aggregate value programming packages, new additional services and more programming options, such as audio channels which offer a wide diversity of musical programs, Near Video on Demand, and interactive services.
  Superior Contents. The Issuer believes that due to their superior quality, its programming and its channel packages mean an important differential regarding the market in which the Issuer operates. The agreement entered between the Issuer and Net Brasil assures exclusivity to the Issuer to offer GloboSat programming via cable TV and MMDS services to the cities in which it operates, since GloboSat is widely viewed by the subscribers. Moreover, the Issuer offers more complete programming packages than other companies belonging to the industry, offering GloboSat, Telecine and HBO channels.

Products

The Issuer offers its clients pay-TV services, as well as quick access to wideband Internet. The Issuer plans to go on improving the services it offers, increasing the number of programs, and as they start becoming feasible, to offer new and advanced products and services.

The percentage rate of the products offered in regards to overall revenues has been described in the chart infra:

Share in Revenues
	04/01/2005 to 06/30/2005		04/01/2004 to 06/30/2004
	Total	Percentage	Total	Percentage
Monthly Fees	R$ 393,593.00	84%	R$ 357,808.00	84%
Joining up Fees	R$ 3,808.00	1%	R$ 3,567.00	1%
PPV	R$ 17,571.00	4%	R$ 15,254.00	4%
Wide Band	R$ 46,077.00	10%	R$ 24,078.00	6%
Others	R$ 9,790.00	2%	R$ 25,875.00	6%
Gross Revenues	R$ 470,839.00		R$ 426,582.00

Pay-TV

Currently, most of Issuer operations relate to providing pay-television services, including cable television and Pay-per-view services. The Issuer offers pay-television services through the “NET” brand name using cable television network and, to a lesser extent, through MMDS. The Issuer operates in 44 cities in Brazil, including some of Brazil’s most populated metropolitan areas, such as São Paulo, Rio de Janeiro, Belo Horizonte, Porto Alegre, Recife, Brasília, Goiânia, Curitiba and Florianópolis. In order to attract and retain pay-television subscribers, the Issuer is committed to offering a broad variety of quality programming coupled with a range of programming packages.

Programming Packages

The pay-television service is offered through various programming packages that provide customers with a variety of price points and channel selection. The prices range from R$19.90 to R$178.90. The Issuer divides its packages into three major categories: Top, which includes the Premium, Advanced, Plus and Digital; Intermediate, which is represented by the Master package; and Basic, which is represented by the Standard package. The Issuer offers digital cable services to subscribers in the cities of Rio de Janeiro and São Paulo. The digital cable services carry significantly more channels than analog programming packages. In addition, digital cable allows for high-quality broadcasting and enables us to offer Near Video-on-Demand, a service that offers movies at pre-determined times.

The programming packages include the programming paid, as well as other channels that the Issuer is required to provide. These required channels include free broadcast television stations generally available in the service area in which a subscriber resides and six (6) government public service channels that are available nationwide.

Pay-Per-View Alternatives

In addition to the programming packages described above, the Issuer also offers pay-per-view alternatives. These include a variety of sporting events, musical concerts by national and international artists, and movies. The sporting events include exclusive broadcast rights to the Brazilian Soccer Championship and certain popular State Soccer Championships, such as the Rio de Janeiro Soccer Championship.

The revenues from Pay-per-view events are seasonal, based largely on the soccer season, and accounted for approximately 3.6% of the Issuer total gross revenues for 2004. Regarding the selection of digital packages, the Issuer incepted sales via Pay Per View of Latin America Digital movies, which are distributed by the major movie studios such as Disney, Warner, Dream Works, Paramount, Miramax, Buena Vista and others. There are ten (10) channels overall that have been dedicated to these movies, and the programming is available to the subscriber 24 hours a day, offering on the average between 7 and 12 of the launchings of the video rental shops.

Broadband

In April 2000, the Issuer launched Vírtua. Vírtua is the fourth largest broadband Internet service provider and the largest high-speed cable Internet access service provider in Brazil. As of June 30, 2005, Vírtua was available in the following eleven Brazilian cities: São Paulo, Rio de Janeiro, Brasília, Belo Horizonte, Santos, Sorocaba, Curitiba, Porto Alegre, Campinas, Florianópolis and Goiânia, reaching approximately 2.5 million homes and serving 253.4 thousand residential subscribers.

Service Packages

Similarly to the offer of pay-TV services, the offer of broadband Internet access attempts to cater to the needs of the subscribers. Toward that end, the Issuer currently offers through Vírtua Internet connection speeds ranging from 150 Kbps to 1200 Kbps with monthly subscription fees that ranged from R$49.90 to R$209.90, as of June 30, 2005.

Subscriber and Operational Data

During the building up of its network and the commercialization of its services, the Issuer concentrated mostly on class A and B homes, which have more income available to purchase the services being offered by the Issuer, particularly its aggregate value services. The chart infra provides information about the Issuer’s network and its subscribers, both generally speaking and sorted by category:

Subscriber and Operational Data as of June 30, 2005

Total

Active Subscribers (1)	1.458.0 thousand
Kilometers of cable network	35.0 thousand
Km
Total homes passed	6.7 million
Average cable penetration	22,4%

(1) It includes approximately 24.0 MMDS subscribers.

Regional Data

In 2003, the Issuer reorganized the reporting segments to facilitate operational review. Currently, the operations are managed as six (6) regional clusters as follows (all population data is derived from a 2003 report of IBGE):

Region 1. This cluster covers São Paulo, the largest pay-television market in Brazil (measured in terms of homes passed and active subscribers), representing an estimated population of approximately 10.8 million.

Region 2. This cluster covers the city of Rio de Janeiro, representing an estimated population of approximately 6.0 million.

Region 3. Region 3 includes Porto Alegre, Curitiba, Florianópolis and the Litoral region, representing an estimated combined population of approximately 3.4 million.

Region 4. Region 4 includes Campinas, Indaiatuba and Santos, representing an estimated combined population of approximately 1.6 million.

Region 5. Region 5 includes Belo Horizonte and Brasilia, representing an estimated combined population of approximately 4.5 million.

Region 6. Region 6 is referred to as “Brasil Interior” and includes Anápolis, Arapongas, Bagé, Baurú, Bento Gonçalves, Blumenau, Campo Grande, Caxias, Chapecó, Criciúma, Cruz Alta, Erechim, Farroupilha, Franca, Goiânia, Joinville, Jundiaí, Lajeado, Londrina, Maringá, Novo Hamburgo, Passo Fundo, Pelotas, Piracicaba, Recife, Ribeirão Preto, Rio Grande, Santa Cruz, Santa Maria, São Carlos, São José do Rio Preto, Sorocaba e Uruguaiana, representing an estimated combined population of approximately 10.3 million.

Offers of Programming Content

Historically, all of Issuer programming obtained from Brazilian and international sources through Net Brasil. Since July 8, 2004, Net Brasil has been wholly-owned by Distel, a wholly-owned subsidiary of Globopar. Prior to July 8, 2004, Net Brasil was owned 60% by Distel and 40% by Issuer.

Prior to June 27, 2004, Net Brasil acted as Issuer intermediary in purchasing programming from both Brazilian and certain international sources. On June 27, 2004, the Issuer entered into a new commissions agreement through which the Issuer acquired full rights to show Brazilian contents through Net Brasil, which make up two thirds of the overall programming costs. At its own risk, the Issuer is directly obtaining all the new international content from international sources, which corresponds to around one third of its programming costs. The programming contracts for the obtaining of the international contents were renegotiated, and they oblige the Issuer to make payments in Reais, which cuts down its exposure to currency fluctuations. These programming agreements may be terminated by the programmers in case some specific events take place, such as payment defaults and the illegal reproduction of the programming signals, in compliance with some of the criteria that have been envisaged in each Agreement. The Issuer may not be sure that it will retain certain distribution rights pertaining to some channels if the conveyance of control of the Issuer takes place. The Issuer has assured the right to economically exploit the local publicity spaces in some of the programming channels. If, in order to provide its services, the Issuer uses any technologies other than the ones being currently used, it shall be obliged to offer the right of first refusal regarding the providing of the programs to some of its current vendors. The Issuer is currently in full compliance with its contractual obligations, but it cannot guarantee that it will fully accomplish its obligations throughout the term of the agreements. On June 27, 2004, the Issuer also entered into a licensing agreement with Net Brasil, through which Net Brasil granted the Issuer the right to use the “NET” brand for ten years counted as of the date of effectiveness of the agreement, and in the event of termination, for an additional period of 30 months as of the date of the termination of said agreement.

Client Services, Churn Rate Management, and Default

In September 2003, the Issuer changed the customer service supplier to TNL Contax S.A., which started to operate customer service centers, with aggressive targets on service quality. The Issuer has seen improvement in customer service resulting from that change.

The Issuer believes that by delivering better customer service, the Issuer will be able to lower the churn rate and limit bad debt expense. The Issuer calculates the churn rate of subscribers by taking the total number of net disconnected subscribers (excluding the temporarily blocked subscribers) for a period as a percentage of the average number of connected subscribers for the same period. It includes as disconnected only those subscribers whose payment has been in arrears for more than 30 days. When a subscriber becomes reconnected, that subscriber is netted against the number of disconnected subscribers in that period. The Annual Churn Rate has declined since 2002, as indicated in the table below:

Period Ending On	Annual Churn Rate

June 2005	12.2%
December 2004	12.8%
December 2003	13.8%
December 2002	18.1%

To address bad debt, the Issuer adopts a past due disconnection policy whereby the Issuer temporarily blocks the signal of subscribers whose payments are at least five days past due and, if the subscriber continues to fail to make payment, the Issuer collect the subscriber’s set-top box. Furthermore, in order to minimize credit delinquencies, the credit approval requirements have been strengthened and the collection processes have been improved. The annual bad debt expense, as a percentage of revenue, has declined since 2002, as indicated in the table below:

Year	Bad Debt as a Percentage of Revenues

2005 (up to June)	1.4%
2004	1.2%
2003	1.4%
2002	2.3%

Sales and Marketing

The Issuer has a centralized sales and marketing team responsible for overseeing sales and marketing. In addition, the Issuer has marketing specialists dedicated specifically to each region and committed to building a detailed action plan for each of main operations. For each region, it is continuously monitored subscriber perception, competition, pricing and service preferences to increase responsiveness to subscribers.

Among marketing objectives are to increase market penetration, subscriber loyalty and growth in revenue per household. Over time, the Issuer expects the subscribers to view their cable connection as the best “pipeline” to the home. To achieve this objective, the following strategies were adopted:

• introducing new value-added services;
• designing offerings to enable greater opportunities for subscriber entertainment choices;
• packaging product offerings to promote the sale of Top services and niche programming and to provide attractive price/value options;
• targeting marketing opportunities based on demographic data; and
• employing the “NET” and “Vírtua” brand names to promote subscriber awareness and loyalty.

To increase subscriber penetration and the level of services used by customers, the Issuer uses coordinated marketing techniques, including telemarketing, the Internet, door-to-door sales, direct mail and outsourced customer service centers. Each of these marketing techniques focuses on minimizing costs of acquisition of new customers.

The Social Responsibility Project

The Issuer has an ongoing social program in which we participate in community projects in areas in which the Issuer operates. One of these programs is “Net Educação” (Net Education), a broad social responsibility project emphasizing the training of public schoolteachers throughout Brazil. Net Educação was implemented in January 2004 and is backed by the United Nations Education, Scientific and Cultural Organization and the São Paulo State Education Secretary. Net Educação oversees the installation of pay-television stations in schools that join the project and provides academic support through the Internet portal www.neteducacao.tv.br. Net Educação also transmits an educational program through one of cable channels available in the programming grid.

Manner of Payment

The collections system used by the Issuer purports to offer a timely, efficient and convenient payment service to its subscribers, providing a better cost-benefit ratio for the payments made. The monthly collections system has been automated, and it uses Internet links to large banks, and in some cases to local telephone companies to distribute bank payment slips and collection documents to clients, and to receive the payments made on behalf of the Issuer. The majority of the Issuer’s subscribers make their payments through the banking network. Moreover, the Issuer offers the option of automatic debits against the client’s bank account, the use of credit cards over the Net and through the telephone.

Policies Related to the Environment

It is the belief of the Issuer that it is in compliance with environmental laws and regulations currently in effect, and that it is unaware of any violations to environmental laws. The Issuer is not currently exposed to any administrative or judicial lawsuits which may involve any liabilities pertaining to damages caused to the environment.

Competition

According to Pay-TV Survey No. 97, published in March 2005, the Issuer provided service to approximately 37% of Brazil’s pay-television subscribers as of December 31, 2004. In addition to other pay-television providers, such as DTH, the Issuer competes with broadcast television and sources of home entertainment generally, including the Internet. The Issuer competes with these organizations on the basis of price, service offerings and service reliability. Furthermore, new sources of competition may emerge as a result of changing technology. In addition, to the extent the Issuer expands into additional services such as interactive services, the Issuer will face competition from other providers of each type of service.

The following describes key sources of competition:

Broadcast Television

Free broadcast television remains the dominant media provider in Brazil. Brazil represents the largest free broadcast television market in Latin America, with approximately 30 million urban television households as of December 31, 2003, according to the Brazilian Association of Pay TV, or ABTA. The majority of free television services are broadcast by six privately-owned national broadcast television networks and a government-owned national public television network. These national television networks utilize one or more satellites to retransmit their signals.

DTH

DTH systems use medium- or high-power satellites to deliver signals to satellite dish antennas installed at residences, hotels and other buildings.

DTH systems are less capital intensive than constructing cable television networks. This competitive advantage, however, may be offset by several factors. Among these is that DTH tends to entail higher monthly subscription fees than cable. In addition, DTH requires the subscriber to own a special receiver targeted at the satellite, which is not always possible in densely populated areas.

Cable Overbuilds

According to Pay-TV Survey No. 97, as of December 31, 2004, the Brazilian cable industry consisted of more than 50 cable operators in approximately 190 municipalities, serving an estimated 2.1 million subscribers. Under Brazilian law, cable television service licenses in a specific service area are nonexclusive licenses. In certain markets our licensed service areas overlap completely with the service areas of other licensees. There are overbuilt cable systems in São Paulo, Curitiba, Florianópolis, Pelotas, Santos and Belo Horizonte.

MMDS

Pay-television utilizing MMDS technology became available in Brazil in 1991, initially targeting the largest urban areas of the country. According to sectorial results referring to March, 2005, as disclosed by ABTA, it was estimated that MMDS accounted for approximately 5.7% of pay-television services in Brazil. The Issuer accounted for approximately 10% of all MMDS subscribers in Brazil.

Establishing an MMDS system is less capital intensive than constructing a cable television network. While this cost differential may give an MMDS operator some competitive advantage in providing pay-television services, this advantage may be offset by several factors. Among these is that MMDS generally requires a clear line-of-sight because microwave signals will not pass through obstructions. MMDS, therefore, can generally not be received in “shadowed” areas where microwave transmission is blocked by terrain, buildings or other physical objects, though sometimes blocked signals can be retransmitted by low-power repeaters that can send an otherwise blocked signal over a limited area. Moreover, MMDS has the disadvantages of limited channel capacity, lower reliability and lower quality of signal. In key cities such as São Paulo, Rio de Janeiro and Belo Horizonte, where there are a high concentration of tall buildings and topographical barriers, MMDS is at a disadvantage to cable.

Broadband

Broadband Internet access is currently being offered in Brazil primarily by telephone companies and cable television operators. Cable technology has a competitive advantage over ADSL technology as cable provides two-way capability. This allows broadband cable modem subscribers to download and upload at the same speed while ADSL subscribers experience asymmetrical speeds between download and upload.

Licenses

The Issuer currently holds 46 Licenses to operate pay-television systems in 44 cities. Three of these Licenses are for MMDS service and the remaining 43 are for cable services.

The Licenses are issued on a non exclusive basis by ANATEL. Cable TV concessions are effective for 15 years and their novation is assured whenever the concessionaire: (i) has satisfactorily accomplished the conditions for the concession; (ii) it has been complying with applicable laws and regulations; and (iii) it agrees to comply with the technical and economically feasible demands to cater to the needs of the community, including those pertaining to the modernization of the system. Novation may imply that the concessionaire may need to pay for the entitlement to exploit the service.

Authorization for MMDS operations are granted for a term of 15 years, and their novation may be effected provided the concessionaire has satisfactorily accomplished all the conditions for the granting of the permit, and it has expressed its interest regarding novation at least eighteen months before the end of the term of the concession. Novation may imply that the concessionaire may need to pay for the entitlement to exploit the service and to use the radio frequency.

Material Agreements

Besides the programming agreements (see the Section titled “Business – Programming Content Supply”), the Issuer has entered into other long term agreements that are material to its performance, such as light pole leasing agreements to string out its cables, and the services agreement entered with the company providing a call center to the subscribers. The rental of light poles agreement has been entered with electric power distribution companies, and the Issuer uses these light poles to string out its cables and as a means of support to reach the subscriber (see the section titled “Property, Plant and Equipment”). In addition, the Issuer is a part in agreements leasing part of its distribution installations which include space on light poles and underground ducts used for the passage of the cable network, with easements and rights of way to install antennae and headends, as well as part of the optical fiber network used by Telemar in Belo Horizonte.

The call center service agreement has been entered with TNL Contax S.A on September 17, 2003.

Collaborators

All the collaborators employed by the Issuer are domiciled in Brazil. On June 30, 2005, the Issuer employed 3471 collaborators. The following chart contains consolidated data referring to the Issuer’s collaborators on the last days of December of 2003 and 2004, as well as June, 2005:

	June 2005	December 2004	December 2003

Technical	1,672	1,540	1,393

Sales	411	350	192

Operations	455	418	359

Administration	933	910	867

Vicom	0	0	289

Total	3,471	3,218	3,100

Training and Development

The Issuer develops its own training programs, purporting to prepare its professionals for the continued demands made by the market in which the Issuer operates. The teams undergo training and adequacy programs oriented toward relationship with clients, operational efficiency and business as well as product know-how. During 2004, 63,687 training and development hours were provided, for which R$1.1 million were invested.

Skill Evaluation

In 2004, the Issuer implemented the skill evaluation process for its collaborators and managers. Two rounds were accomplished, and 100% of the Issuer’s collaborators partook in them.

Relationship with Labor Unions

The Issuer’s collaborators are represented by the National Pay-TV System and Special Telecommunications Workers Union (Sindicato Nacional dos Trabalhadores em Sistemas de TV por Assinatura e Serviços Especiais de Telecomunicações). The Issuer believes in maintaining a good relationship with said labor union.

Profit Sharing Plans

The Issuer currently operates a variable compensation plan which is entailed to results. This plan is part of the general employee incentives plan, and it is called “Profit Sharing Plan”, or “PPR” (Plano de Participação no Resultado). The rules governing the PPR plan establish operational and financial goals that are related to cash generation, number of Broadband Pay-TV Subscribers, as well as to the degree of satisfaction of the Issuer’s clients. Depending on the level attained for each of these goals, the Issuer’s employees may receive annually a top remuneration equivalent to two monthly salaries. The Issuer shall also award the payment of a differentiated amount of over two monthly salaries to a selected number of its directors and senior managers, depending on the roles played by them in getting results. This complement is entailed to additional, individualized and specific goals defined for each one of them, and said amount will only be paid if the PPR goals are attained. During the first quarter of 2005, the Issuer paid out approximately R$ 14.0 million within the PPR program, and for the payment of differentiated bonuses made to directors and senior managers regarding the accomplishment of the goals for 2004.

For the year of 2005, the PPR and the payment of differentiated bonuses were ended in June, and the Issuer paid out the bonuses for the period equipollent to the first six months in August of 2005. In July a new short term incentives plan was incepted for the six remaining months in 2005, when new goals were established. The decision to wind up the PPR plan and to pay the differentiated bonuses in June of this year, and to start a new plan for the second half of the year is due to the fact that the Issuer presented to, and it agreed on a new agglomerate of goals with the Administrative Council, which reflect a possible expansion of the markets in which it operates. This measure does not change the strategy that has been defined for the medium and long term, and which has been widely announced by the Issuer.

Long Term Incentives Plan (in effect before July, 2005)

In August, 2005, the Issuer wound up the Long Term Incentives Plan in effect for a selected number of its directors and senior managers, which had been in effect for the triennial 2004/2005/2006, as function of the new goals that had been agreed between the Issuer and the Administrative Council, which was discussed previously. The major goal established by this plan consisted in the generation of operational cash before the payment of financial expenses. Payments made as disposed by this plan, which was deferred annually and the payment date whereof had been envisaged for the start of 2007, was advanced to August, 2005, when 50% of the amount agreed at the time was retired.

New Long Term Incentives Plan (after July, 2005)

In July, 2005, the Issuer implemented a new complementary profit sharing program for a selected number of its employees and senior managers. This complementary program to the PPR plan was immediately implemented in support of the policy to retain the key executives of the Issuer, prodding them to commit themselves with the performance aimed at their long term continuity with the Company.

Retirement Plans

The Issuer does not offer any private retirement plan to its employees.

PROPERTY, PLANT AND EQUIPMENT

The Issuer is proprietor of most of the capital goods and equipment required for its operations. The Issuer’s fixed assets currently comprise (i) transmission sets for subscribers' homes, (ii) electronic equipment for transmission, reception, processing and distribution of signals, (iii) microwave equipment; (iv) antennas and (v) more than 35,000 kilometers of coax cables, of which 5,525 kilometers have fiber optic capacity.

The Issuer leases part of its distribution facilities from third parties. These facilities include the space of posts and underground ducts for cables, right of way and servicing access for installation of antennas and headends, as well as part of Telemar’s optic fiber network in Belo Horizonte.

Most of the Issuer’s offices are rented, including its headquarters in São Paulo, which consists of approximately 3,200 square meters. The Issuer has office leasing agreements with an average duration of 60 months and contracts for renting posts in the main cities in which it operates, with an average duration of 120 months. The Issuer also has outsourcing contracts for information technology services, with a period of 72 months and a call center with a period of 36 months. At the end of any of the lease agreements relating to capital goods and essential equipment for its operations, the Issuer may renew them or enter into new contracts with satisfactory prices and conditions. Additionally, the Issuer held commitments arising from contracts for mercantile leasing of capital goods, mainly vehicles and telephone equipment, with an average period of 36 months.

The expenses arising from these contracts are shown below (in thousands of Brazilian reais):

Nature of contract	01.01.2005	01.01.2004
	a 06.30.2005	a 06.30.2004

Offices	3,616	3,654
Posts	21,615	21,837
Mercantile leasing	-	879
Outsourcing - information technology	8,854	9,575
Outsourcing call center	14,921	10,155

The Issuer also leases its data processing equipment. In the ambit of the Capital Restructuring, all assets of the Issuer’s network were pledged as warranty of the Guaranteed Senior Debt. See the sections "Capital Restructuring” and "Transactions between Related Parties" in this Prospectus.

In 2002, considering recent technological innovations and investments made in the duplex facilities for its signal transmission networks, the Issuer, on the basis of studies performed by its technical department together with independent experts, concluded that the working life of the main components of its network was not appropriately reflecting recent improvements and capacity for generating revenues. The Issuer’s administration, based of those studies and on the Issuer’s business plans, which predict the introduction of new value added services for its subscribers, decided that the accounting records, as of January 1, 2002, should cover the technological and marketing changes by reviewing accounting estimates for working life and depreciation rates as follows:

	Working Life (years)		Annual Depreciation Rate

Description	Previous	Revised	Previous	Revised

Network Center	5	15	20%	6.67%
External Network	8	12	12.5%	8.33%
Internal Network	8	15	12.5%	6.67%

Optic Fiber	10	15	10%	6.67%
Decoders	8	10	12.5%	10%
Cable Modem	8	10	12.5%	10%

The new average depreciation rates applicable to each category of goods were calculated on the basis of the remaining working life of the goods, taking the respective dates of acquisition in relation to the new working life defined on the basis in the revision studies of the accounting estimates.

The consolidated effect of this changed accounting estimate on the accumulated result for the period January 1- December 31, 2002 in relation to the depreciation rates previously adopted was a reduction of depreciation expenses in the amount of R$ 83.3 million.

The following table shows the acquisition or construction cost after deducting accumulated depreciation and inflation adjusted until June 30, 2005. Depreciation is calculated using the linear method, at the annual rates mentioned in the table below, which take into account the useful economic life of the goods. Management estimates of working life of the capital goods in the signal distribution network are revised periodically to reflect technological and market changes.

	June/30/2005 (in thousands of Brazilian reais )

	Average annual		Depreciation	Net
	depreciation rate -%	Cost	accumulated	Value

Signal distribution network
Network call center	6.67	142,073	(78,615)	63,458
External Network	8.33	1,091,787	(798,443)	293,344
Internal Network	6.67	257,620	(191,038)	66,582
Decoders and converters	10	426,192	(244,821)	181,371
Cable Modem	10	65,824	(9,916)	55,908

Stocks to immobilize	-	69,285	-	69,285
Advances to suppliers	-	324	-	324
Fixed assets in process	-	7,575	-	7,575

		2,060,680	(1,322,833)	737,847
Fixed assets for own use
Software license	20	192,900	(144,409)	48,491
Machinery and equipment	10	21,591	(18,642)	2,949
Furniture and utensils	10	12,339	(9,296)	3,043
Installations	10	15,192	(8,924)	6,268
Improvements and	4	24,407	(17,511)	6,896
constructions
Vehicles	20	3,934	(3,657)	277
IT equipment	20	40,480	(35,445)	5,035
Tools	20	10,548	(6,217)	4,331
Land	-	2,999	-	2,999
Other	Sundry	2,889	(1,390)	1,499

		327,279	(245,491)	81,788

		2,387,959	(1,568,324)	819,635

Materials used for construction of external and internal networks are classified in fixed assets, as stocks to immobilize and valued at average acquisition cost. Expenses incurred for repairs and maintenance of the signal distribution network are appropriate to the result.

The Issuer does not expect to make significant investments in the cable network. Investments in fixed assets for the year 2005 are likely to be directed to the acquisition of cable modems and decoders to install in the homes of the Issuer's subscribers.

Insurance

The Issuer has insurance policies in accordance with current market practices in this line of business, which cover any contingent event in relation to damages or civil responsibility. The Issuer believes that the level of its insurance policies is suitable for its business dealings.

CAPITAL STOCK COMPOSITION

Capital stock

On June 30, 2005, the Issuer’s capital stock was R$ 3,387,408,498.71, divided in 1,573,518,496 common shares and 2,280,359,030 preferred shares, all registered book-entry shares without face value, with a proportion between common and preferred stocks of the Issuer of 40.8% common and 59.2% preferred shares. Approximately R$ 12.9 million of the Issuer’s capital stock has not been paid up and this amount corresponds to 1,700,000 preferred shares.

The capital stock of the Issuer is divided in two types of shares: common and preferred. Each of the common shares gives holders the right to a vote in the Shareholders General Meetings of the Issuer, while preferred shares grant voting rights to holders only in certain circumstances and for certain matters.

The first public distribution of the Issuer’s shares was in 1996. On December 1, 1999, the Issuer issued 3,500 convertible debentures which, until August 2002, were converted into 3,242 of the Issuer’s shares. In 2002, a primary public distribution of common shares and preferred shares was held in the total amount of R$ 597,495,760.40, represented by 853,565,372 shares, of which 431,100,000 were common and 422,465,372 preferred shares.

In 2004, as part of Capital Restructuring, the Issuer issued 745,147,153 common and 1,079,874,843 preferred shares, which were initially offered through a private stock issue at the unit price of R$ 0.35. Of the shares listed above, 9,445,127 common and 25,684,250 preferred shares were sold in auction held on Bovespa at the unit price of R$ 0.51 and R$ 0.63, respectively.

The table below shows the distribution of the Issuer’s capital stock on June 30, 2005:

	No. of	% of	No. of
Shareholders	Common	Common	Preferred	% of Preferred
	Shares	Shares	Shares	Shares

Roma Participações Ltda.	0	0	200,000,000	8.8
Distel Holding S.A.	171,095,380	10.9	0	0
Latam do Brasil	589,140,355	37.4	175,086,766	7.7
GB Empreendimentos e Part. S.A	802,494,433	51.0	0	0
Public	10,788,290	0.7	1,905,272,264	83.5
Total	1,573,518,458	100	2,280,359,030	100

The Issuer is indirectly controlled by Globopar and the Marinho Family, and is thus part of the same economic group as Globo Organizations. Globopar is Globo Organizations' main holding company, the largest media company in Brazil, active in the open television, cable television, newspapers, magazines and Internet.

On July 7, 2004, Globopar and Bradesplan conducted a stock swap in which Globopar transferred 130,511,010 preferred shares of the Issuer’s representing 6.4% of its total capital stock to Bradesplan, and Bradesplan transferred the same number of common shares of the Issuer, representing 6.4% of the total capital of the Issuer, to Globopar. Additionally, Globopar paid Bradesplan the amount of R$ 0.119368117 per common share swapped, as condition for conducting the swap.

As well as Distel, Romapar and Globopar, which, on September 30, 2004, held approximately 84% of the Issuer’s common shares with voting rights, BNDESPAR, a wholly owned subsidiary of BNDES, held 7.3% of the Issuer’s common shares and 31.2% of its preferred shares, representing 21.4% the Issuer’s total capital stock. Globopar, Distel and Romapar negotiated with BNDESPAR, on December 29, 2004, a proposal for acquisition of all the 60,138,289 common shares representing approximately 7.3% of the Issuer’s capital with voting rights held by BNDESPAR at the price of R$ 0.90 per share. This negotiation was concluded with the signing of a contract, on December 27, 2004, between BNDESPAR, Globopar and Telmex, assuring that BNDESPAR will continue to enjoy the right to register the Issuer’s preferred shares it holds in any public offering the Issuer may make.

On January 26, 2005, Globopar exercised the right to acquire all the above mentioned shares with voting rights held by BNDESPAR representing approximately 7.3% of voting capital for the amount of R$ 54.7 million. The share transfer took place on February 1, 2005 at the price of R$ 0.91 per share. As a result of this operation, BNDESPAR no longer held any common shares, however it still holds 474,507,264 of the Issuer’s preferred shares, corresponding to 20.8% of the total number of preferred shares, or 17.7% of total capital. Additionally, together with the transfer of shares, Globopar and BNDESPAR, together with the Issuer and GB as interveners, signed an agreement on the preferred shares held by BNDESPAR, assuring the latter the right to participate in any public offer of preferred shares of the Issuer and guaranteeing the right of requesting the making of an offer of this nature every twelve months.

In accordance with the legislation in force, at least 51% of the Issuer’s common shares with voting rights should be held by Brazilian companies. After the Telmex investment, Globopar will continue to hold control of the Issuer through its 51% holding of the common shares of GB. However, in the event of alteration of the legislation in force allowing Telmex to hold control of the Issuer, and on condition that the operation with Telmex as described above is concluded, Telmex will be entitled to acquire from Globopar, and Globopar will have the right to demand that Telmex acquires, an additional holding of the voting capital of GB representing approximately 2%, so that Telmex will hold control of 51% of the Issuer’s voting capital through GB. See the section "Capital Restructuring - Sale Agreement with Telmex" for more details.

Furthermore, on November 22, 2004, shareholders Globopar, Distel and RBS negotiated a stock swap in which Globopar transferred to RBS 51,704,008 (fifty-one million, seven hundred four thousand and eight) of Issuer's preferred shares on December 23, 2004, representing 2.55% of the Issuer’s total capital, and RBS transferred to Globopar the same number of the Issuer’s common shares representing 6.24% of voting capital and 2.55% of the Issuer’s total capital (“Swap Agreement"). As a consequence of the conclusion of the above mentioned transaction, the rights and obligations of RBS as party to the Issuer’s shareholders agreement then in force were extinguished for all purposes and effects.

Possible restructuring

On May 23, 2005, Embratel Participações S.A., controlled by Telmex, disclosed a material fact informing its shareholders and the market that its board had authorized the directors of Embratel Participações S.A. to undertake studies and compile economic- financial feasibility analyses and enter into a memorandum of agreements regarding the possible acquisition of a holding corresponding to 37.11% of the Issuer’s capital stock currently being held by the Telmex subsidiary Latam.

According to Embratel Participações S.A., as soon as the studies and other preparatory measures for said possible acquisition are concluded, the respective terms and conditions will be quickly disclosed to the market.

Authorized Capital

The Issuer’s Capital Stock may be increased to up to R$ 5,000,000,000.00, without the need to amend the Articles of Association, under article 168 of the Corporation Law, on a resolution of the Board of Directors, which will set the conditions for the capital increase under the terms of paragraph 1 of article 170 of the Corporation Law.

Preferences or Advantages of the Preferred Shares

In accordance with the Issuer’s Articles of Association, the preferred shares (i) are entitled to cash dividends for each share at least 10% larger than those attributed to each common share; (ii) have priority for reimbursement in the event of liquidating the Issuer without premium at asset value; and (iii) will be given equal treatment to shareholders exercising the effective power to conduct the business activities and guide the operation of the Issuer’s leading bodies, directly or indirectly, in fact or as of right, in the event of transfer of this controlling power under the terms of article 26, caput, of the Issuer’s Articles of Association.

Since they have no entitlement to minimum or fixed dividends, the Issuer’s preferred shares will not have voting rights in the event of the Issuer ceasing to pay dividends, in the terms stipulated by the Corporation Law.

Tag Along Rights

Both the holders of the Issuer’s preferred shares and common shares have the warranty stipulated in the Issuer’s Articles of Association, that any transfer of control of the Issuer may only be agreed on condition that the acquirer of control assumes an obligation to make a public offering for acquisition of the Issuer’s common and preferred shares held by the other shareholders, assuring them treatment equal to that given the shareholder or group of shareholders transferring their control in the Issuer.

Voting Right

Each common share gives its holder the right to a vote at Shareholders General Meetings and each preferred share will give its shareholder the right to a vote at the Shareholders General Meetings exclusively in relation to the following matters, in accordance with Bovespa Level 2 Regulations:

  conversion, merger, takeover or split of the Issuer;
  evaluation of goods used for payment of the Issuer’s capital increase;
  selection of a specialized company to determine the economic value of the Issuer’s shares;
  alteration or repeal of devices of the obligatory Articles of Association in the terms of the regulations for differentiated practices of corporate governance - Level 2; and
  approval of contracts between the issuer and its controlling shareholder, directly or through third parties, as well as those with other companies in which the controlling shareholder has an interest, in all cases in the future when the approval of these contracts is decided by a general meeting through force of legal or statutory provision.

Dividends

The common and preferred shares assure their holders the right to receive obligatory dividends under the terms of article 202 of the Corporation Law. Preferred shares enjoy the following advantages: (i) right to receive dividends 10% greater in value than those distributed to holders of common shares; and (ii) priority in reimbursement of the value of the shares in the event of liquidation of the Company, without premium.

In accordance with the provisions of the Corporation Law and the Articles of Association, the Issuer must call an Ordinary General Meeting by the end of the fourth month after the end of the corresponding fiscal year, in which, among other subjects, the shareholders shall decide how earnings shall be allocated and the distribution of annual dividends. The distribution of annual dividends shall be based on the financial statements for the corresponding fiscal year. In accordance with the Corporation Law, dividends shall be paid within 60 days as of the date of their being declared, unless the General Meeting decides on another date of payment, and, in any event, payment of dividends must take place before the end of the fiscal year in which they were declared. The shareholders have a period of 3 years from the date of declaration of dividends in which to claim them.

The Issuer’s Board of Directors may decide to compile a half-yearly balance sheet report or may, in accordance with the legal precepts, draw up reports more frequently and approve the distribution of dividends on the basis of the profits thus calculated. The Board of Directors may any time decide for the distribution of intermediate dividends on account of accumulated profits or reserves of existent profits in the last annual or half-yearly balance sheet and report.

Due to the losses recorded by the Issuer since its constitution, the Issuer has never distributed dividends to its shareholders.

Securities and Shares in Treasury

On June 30, 2005, the Issuer held 1,700,000 of its own non paid-up preferred shares totaling R$ 12.9 million that were issued in relation to the Stock Purchase Option Plan approved by the General Meeting of April 17, 1997, to be offered to the Issuer’s executives and other employees. The Issuer does not have its own shares in Treasury. This plan has not been used.

Shareholders Agreements

Shareholders Agreement between Globopar, Telmex and GB.

With the conclusion of Capital Restructuring and conclusion of the operations stipulated in the sale agreement entered into between Globopar and Telmex, Globopar, Telmex and GB made a shareholders agreement ("Globopar and Telmex Shareholders Agreement") on March 21, 2005. The Globopar and Telmex Shareholders Agreement contains, among other points, provisions relating to the transfer of shares of the Issuer and GB, preference rights, governance and other subjects inherent to this type of agreement, including the rights of Globopar, Telmex and GB to designate members of the Issuer’s Board of Directors.

Among other rights, the Globopar and Telmex Shareholders Agreement stipulates the following:

(i) Preference Right, Sale and Transfer of Shares: the Globopar and Telmex Shareholders Agreement determines specific rules for transfer of the Issuer’s and GB's shares. In the event of a shareholder who is a party to the Globopar and Telmex Shareholders Agreement wishing to transfer its GB or Issuer shares, said shareholder shall provide written notification to the other shareholders, in order to enable said shareholders to exercise their preference rights. Any transfer of shares will be subject to veto by the other shareholders if the transfer of the shares is made to the benefit of competitors of the Issuer, as defined in the Globopar and Telmex Shareholders Agreement.

(ii) Encumbrance of Shares: None of the shareholders that are party to the Globopar and Telmex Shareholders Agreement may encumber their shares of the Issuer, except in certain cases expressly allowed in the Globopar and Telmex Shareholders Agreement.

(iii) Previous Meetings: The Globopar and Telmex Shareholders Agreement stipulates the holding of pre- meetings between the representatives of Globopar and Telmex before all and any Shareholders General Meeting or Board of Directors Meeting of the Issuer or its subsidiaries, at which one or more matters considered relevant for the purposes of the Globopar and Telmex Shareholders Agreement are discussed. The pre-meetings will determine the position that Globopar and Telmex will take in the Shareholders General Meetings or Board of Directors Meetings. The relevant matters discussed at the pre-meetings shall be approved by favorable votes from Globopar and Telmex, who will instruct their respective board members to vote in the manner decided at the pre-meetings.

(iv) Relevant Matters: As described above, the Globopar and Telmex Shareholders Agreement requires the approval in pre-meetings of Telmex (or Globopar, if Telmex holds control of the Issuer) for certain relevant matters. For this purpose, relevant matters include certain types of corporate share holding reorganization involving the Issuer (including mergers, sales of assets above certain limits, liquidation or winding up), alteration of the conditions in certain commercial contracts to which the Issuer is a party (including program scheduling and network use contracts), operations with related companies as parties and subjects related to authorizations to provide pay-TV services, as well as other provisions, such as cancellation of the publicly held company registration of the Issuer, alteration of the business purpose or alteration of the remuneration plan of the leading executives of the Issuer. Shareholders’ approval for relevant matters will only be necessary for cases where the shareholders parties to the Globopar and Telmex Shareholders Agreement hold a minimum share in the capital of the Issuer.

(v) Tag Along Right: The Globopar and Telmex Shareholders Agreement determines that transfer of control of the Issuer by shareholders parties to the Globopar and Telmex Shareholders Agreement shall only be agreed on condition that the acquirer assumes an obligation to make, within 90 days, a public offering of acquisition of common and preferred actions held by all the other shareholders in the Company signing the agreement, in order to assure the latter to have an opportunity to sell their stock to the acquirer of control of the Company under the same conditions in terms of price and payment offered to the seller by the shares with voting rights that are part of the controlling block.

In the event of the transfer of all the Issuer’s or GB's shares or part of them, the shareholder transferring may be obliged by the other shareholders parties to the Globopar and Telmex Shareholders Agreement, to include in the sale of the GB’s shares the shares of the other shareholders signing the agreement at the same price and under the same payment conditions offered to the shareholder transferring, and this number may be proportionally reduced if the acquirer of the shares has no interest in acquiring all the Issuer’s or GB's shares.

Capital Increases: In accordance with the terms of the Globopar and Telmex Shareholders Agreement, Globopar, GB and Latam, in fulfilling their fiduciary duties, promise to approve the following or to have it approved with their votes, whichever is applicable;

A.
on request from Globopar made within 6 (six) months as of March 21, 2005, increase of the Issuer’s capital stock through the issue of common and preferred shares, in observance of the forms and proportions as determined in the Globopar and Telmex Shareholders Agreement;

B.
on request from Latam made within 2 (two) years as of March 21, 2005, a capital increase for Net shall be approved in observance of conditions determined in the Globopar and Telmex Shareholders Agreement, including: (a) Globopar and GB shall not exercise any rights to priority and/or preference that they may be attributed because of public issues of shares as stipulated in the Globopar and Telmex Shareholders Agreement that Net may undertake; (b) the unit issue price of the new preferred shares will be reached by the bookbuilding procedure; (c) Telmex will provide firm commitment for the subscription under the terms and conditions stipulated in the Globopar and Telmex Shareholders Agreement; and (d) the funds obtained from said issues will be used to pay down the Issuer’s debts, including credits held by Latam against the Issuer.

(vi) Board of Directors: The Globopar and Telmex Shareholders Agreement determines that the Issuer’s Board of Directors comprises 11 members and their corresponding alternates, of which, subjects to certain rules of minimum holdings of the capital of the Issuer, at least one member (and the corresponding alternate) shall be designated (or removed) by Globopar and four members (and their corresponding alternates) shall be designated (or removed) by Telmex. The other members of the Issuer’s Board of Directors (and their corresponding alternates) shall be designated (or removed) by GB, which will be controlled by Globopar.

In the event of any other shareholder not party to the Globopar and Telmex Shareholders Agreement holding the right to designate a representative on the Issuer’s Board of Directors, the number of board members shall be changed, but shall never be less than 11. Furthermore, shareholders parties to the Globopar and Telmex Shareholders Agreement holding more than 50% of the Issuer’s voting capital shall, at all times, be entitled to designate (or remove) at least the majority of the Issuer’s Board of Directors.

(vii) Board: In accordance with the Globopar and Telmex Shareholders Agreement, the Issuer’s Board, and that of its subsidiaries, shall comprise (except in certain specific cases) three directors, being one General Director, one Financial Director and one Operational Director. Telmex will be entitled to designate or remove the Operational Director. The other directors will be designated or removed by the shareholders parties to the Globopar and Telmex Shareholders Agreement who hold more than 50% of the Issuer’s voting rights stock.

(viii) Competition: Under the terms of the Globopar and Telmex Shareholders Agreement and subject to holding a certain proportion of the Issuer’s capital stock, Telmex will assume an obligation to not direct or participate, and not allow related parties to direct or participate, in the management of any open television company, or pay-TV company (except in relation to the Issuer and in other specific situations) or content producing companies in Brazil, except for those allowed under the terms of the Globopar and Telmex Shareholders Agreement.

(ix) Term: The Globopar and Telmex Shareholders Agreement shall be in force as long as Globopar or Telmex directly or indirectly hold at least 50% of the Issuer’s common shares held by Globopar, directly or indirectly through GB, on the date of the conclusion of the operations stipulated in the sale agreement entered into between Globopar and Telmex.

(x) Swap: In certain circumstances, Globopar may swap stock with Telmex, exchanging the common shares it holds in the Issuer’s capital or in the capital of GB for the Issuer’s preferred shares in the proportion of one common share per preferred share. In this case, all shareholders parties to the Globopar and Telmex Shareholders Agreement shall waiver their preferred and tag along rights as applicable. Telmex shall go to the market to acquire the number of preferred shares necessary for this swap.

Globopar and BNDESPAR Shareholders Agreement.

Globopar entered into a shareholders agreement with BNDESPAR dated February 1, 2005. Among the rights and obligations stipulated in the Globopar and BNDESPAR Shareholders Agreement are the following:

(i) BNDESPAR's Right of Sale: BNDESPAR may sell its preferred shares of the Issuer’s stock at its sole and exclusive discretion but shall provide 15 (fifteen) days advance notification of its intention to sell to the other shareholders parties to the Globopar and BNDESPAR Shareholders Agreement.

(ii) Tag along Rights: BNDESPAR has a guaranteed right to include preferred shares it holds in the Issuer’s stock in any public offering the Issuer may undertake, or to require the Issuer, once every 12 months, to take the steps required for said preferred shares held by BNDESPAR to be registered for the purposes of public offering in Brazil.

(iii) Term: The Agreement shall be in force for the term of 5 (five) years or when BNDESPAR no longer holds all the preferred shares of the Issuer’s stock. The agreement shall also be terminated in relation to any preferred share transferred to third parties.

Bovespa Differentiated Levels of Corporate Governance

In the exercise of its self-regulatory competence as determined by article 17, caput, of Law no. 6.385/76 and article 1, subparagraph VI of CMN Resolution no. 2.690/2000, Bovespa introduced three new listing segments on December 11, 2000: (i) Level 1; (ii) Level 2; and (iii) the New Market.

Adhesion to the differentiated levels of corporate governance is undertaken on a voluntarily basis by companies that are willing to place more emphasis on efforts to improve investor relations with the aim of raising the upside potential of their assets. For these purposes, the company, its controlling shareholders and administrators must enter into an agreement with Bovespa obliging the signatories to follow the corporate governance rules stipulated in the Level 1, Level 2 or New Market Regulations, whichever is applicable.

The companies adhering to Level 1 commit to the following practices:

(i)	keeping a minimum portion of shares, representing 25% of total capital, in circulation;

(ii)	holding public offerings for share distribution through mechanisms that favor more widespread ownership of capital;

(iii)	providing a certain minimum level of information for quarterly reports;

(iv)	adhering to stricter disclosure rules in operations involving assets issued by the company on behalf of controlling shareholders or administrators of the company;

(v)	disclosing shareholders agreements and stock option programs; and

(vi)	providing shareholders with an annual calendar of corporate events.

In order to adhere to Level 2, in addition to acceptance of the obligations contained in Level 2, companies, their controlling shareholders and administrators must adopt a much broader set of governance practices and additional rights for minority shareholders.

When adhering to Level 2 in June 2002, the Issuer promised to adopt the following corporate governance practices, among others:

(i)
voting right for preferred shares in case of decisions on the following matters: (a) conversion, takeover, merger or split of the Issuer; (b) evaluation of goods used to pay up the Issuer’s capital increase; (c) selection of a specialized company to determine the economic value of the Issuer’s stock for the purposes of public offers for cancellation of registration as publicly held company or leaving Level 2; and (d) amending or revoking any provisions in the Articles of Association that lead to noncompliance with the requirements stipulated in Section IV, item 4.1, of the Level 2 Regulations;

(ii)
tag along rights in the event of transfer of control of the company, guaranteeing holders of common shares the equivalent to 100% of the price per share paid to the controlling block of shareholders, and 70% for holders of preferred shares;

(iii)	submission of financial statements in accordance with US GAAP or IAS accounting standards;

(iv)
settlement by arbitration of all and any dispute or controversy related to Level 2 Regulation, or to the laws and rules published by the CVM that govern relations between Level 2 companies, their administrators and shareholders, under the terms of the regulations of the Market Arbitration Chamber; and

(v)	joint mandate of one year for the entire Board of Directors.

Regarding tag along right, the Issuer voluntarily determined that holders of preferred shares shall be entitled to the same rights as holders of common shares, as described in item (ii) above.

To be listed on the New Market, a company’s capital must be composed exclusively of common stock and meet Level 1 and Level 2 requirements.

The Issuer’s Articles of Association

The Issuer’s Articles of Association document is attached to this Prospectus and its main conditions are described below.

Voting Rights of Common and Preferred Shares

Each common share gives its holder the right to a vote at shareholders' general meetings and each preferred share gives the right to a vote at shareholders' general meetings exclusively dealing with the following resolutions, in accordance with Bovespa's Level 2 Differentiated Corporate Governance Practices Regulations:

  conversion, takeover, merger or split of the Issuer;
  evaluating goods used for payment of the Issuer’s capital increase;
  selecting a specialized company to determine the economic value of the Issuer’s stock for the purposes of public offers for cancellation of registration as publicly held company or leaving Level 2;
  approving of certain specific agreements between the Issuer and its controlling shareholders or its associated companies amending or revoking any provisions in the Articles of Association that lead to noncompliance with the requirements stipulated in Section IV of the Level 2 Regulations.

In accordance with Brazilian corporate ownership legislation, general meeting resolutions must be approved by a simple majority of votes, abstentions apart. However, approval by shareholders representing at least half the voting right stock is required for resolutions on the following matters:

  creating preferred shares or increasing existing classes of shares without maintaining proportion in relation to other types and classes;
  altering preferences, advantages and conditions or amortization of one or more classes of preferred shares, or creating new classes of more favored shares;
  reducing the compulsory dividend;
  the company merging with another company or being taken over;
  taking part in a group or conglomerate of companies;
  altering the charter purpose of the business;
  ending a state of liquidation of the company;
  creating beneficiary parties;
  splitting the company; or
  winding up the company.

Furthermore, the Issuer’s Articles of Association stipulate that the choice of a specialized company to determine the economic value of the Issuer shall require approval by an absolute majority of the shares with voting right regardless of the class of shares and abstentions apart.

In accordance with Brazilian corporate ownership legislation, a shareholder without voting right has the right to attend the Issuer’s meetings and take part in discussion of subjects submitted to the meetings. In general, in addition to the exceptions stipulated by law, a general meeting shall be open at the time of the first call with the presence of shareholders that represent at least one quarter of the voting capital; at the time of the second call, the meeting may begin with any quorum.

In accordance with Brazilian corporate ownership legislation, any conversion of a class of shares to another must be expressly authorized by the Issuer’s Articles of Association. The Issuer’s Articles of Association do

not contain any conditions relating to conversion of shares and therefore, unless a shareholders meeting expressly approves an alteration to the articles, there shall be no conversion of shares.

Preference Rights

The Brazilian corporate legislation stipulates that, in the case of issuing new common or preferred shares or convertible securities, all shareholders will be entitled to subscribe in proportion to the same class of shares they hold. If issuing new shares causes alterations in the existing proportion of common shares in relation to preferred stock, the shareholders will have preference in subscription to the same class of shares they already hold. This right may be extended to another class of shares if the above is insufficient to guarantee a shareholder the same proportion in the capital stock that it held before the capital increase. In the case of issuing shares of a class different from the existing ones, and prior to the new issue, each shareholder will be entitled to subscribe to each class of shares created by the increase in proportion to the number of shares already held. These preference rights are freely transferable. A minimum period of 30 days after publication of the announcement of the capital increase shall be provided for the exercise of preference rights. In accordance with the Corporation Law, the Issuer’s Articles of Association authorize the issuance of shares (or convertible securities) without preferred rights as long as the placement of the stock is through sales on a stock exchange by public subscription or stock swap in an offer of public acquisition.

Reimbursement Rights

The common and preferred shares have pro rata rights to receive assets of the Issuer in the event of the Issuer’s liquidation. However, preferred shares have priority in the reimbursement of capital in the event of liquidation.

Redemption

The Issuer’s Articles of Association do not stipulate redemption of shares. However, at any time its shareholders may decide at a general meeting to redeem the Issuer’s shares in circulation in accordance with the Corporation Law.

Withdrawal Right

In certain circumstances as provided for by law, a shareholder is entitled to withdraw from the Issuer’s capital and receive reimbursement corresponding to its holding in the latter. This right to withdrawal may be exercised by the Issuer’s shareholders showing they are holders of shares on the date of the first publication of the call to meeting, or on the date of the notification of material fact to be discussed by the meeting, when they disagree over the following matters:

(a) creating preferred shares or increasing existing classes of preferred shares without maintaining proportion in relation to other preferred shares, unless they had already been set forth or authorized in the Articles of Association;

(b) alteration to the preferences, advantages and conditions for redemption or amortization of one or more classes of preferred shares, or creation of a new and more favored class;

(c) reducing the compulsory dividend;

(d) merger or takeover of the Issuer;

(e) participation in company groups or conglomerates as defined by the Corporation Law;

(f) change of the Issuer’s charter business purpose; and

(g) split of the Issuer.

In the cases of items (a) and (b) above, only a holder of the type or class affected will be entitled to withdrawal. In cases (d) and (e) above, holder of a type of share or class that has liquidity and widespread ownership in the market will not be entitled to withdrawal. In case (g) above, there will only be withdrawal rights if the split involves: (i) changing the charter business purpose, unless the purpose of the remaining company coincides with the business purpose of the split company; (ii) reducing the compulsory dividend; or (iii) participating in groups of companies.

The right to withdrawal ends 30 days after publication of the minutes of the shareholders meeting that approved the matters described above. For 10 days after the end of the right to withdrawal, the Issuer will be entitled to reconsider any measure that creates the right to withdrawal if the exercise of this right leads to a risk for its financial stability.

Changes in Shareholders Rights

In accordance with Corporation Law, the Issuer’s shareholders' rights may only be changed by a decision taken by shareholders at a meeting called to alter the Issuer’s Articles of Association. Resolutions to alter Articles of Association require approval by an absolute majority of votes taken at a shareholders meeting. Extraordinary general meetings are those which have the purpose of altering the Articles of Association will formally begin only on the first call to meeting with the presence of shareholders representing at least two thirds of the stock with voting rights, but may formally begin at the time of the second call to meeting with any number.

Meetings

Shareholders meetings are usually held at the main offices of the Issuer. Shareholder meetings are called through an announcement published in the Diário Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and in the newspaper “Valor Econômico” (national edition). The Ordinary General Meeting of shareholders should be held during the first four months after the end of the fiscal year with at least fifteen days notice. At the Ordinary General Meeting, the annual accounts, including a management report of the activities during the previous exercise and the Issuer's financial statements are submitted to shareholders for examination, discussion and approval. Extraordinary Meetings may be summoned by request (i) of the Board of Directors, (ii) of the Audit Committee, if it is already functioning, (iii) of shareholders holding at least 5% of the capital stock, if the board members do not call a meeting within 8 days after receiving the request or (iv) any shareholder, whenever Board of Directors takes more than 60 days to call a meeting required under Brazilian legislation or the Issuer’s Articles of Association.

In order to attend a shareholders meeting personally or through an attorney, shareholders must show proof of identity when requested. The shareholders may be represented through attorneys nominated in writing less than one year before the meeting. A shareholder's representative must be a shareholder, a lawyer or a financial institution. All shareholders meetings shall be directed by a presidium consisting of a president and a secretary designated by the shareholders present.

Under the Issuer's Globopar and Telmex Shareholders Agreement, its main shareholders should vote on the same lines in consonance with the decisions taken at previous meetings held by the latter.

Transfer of Shares and Limitations on Stock Composition

There are no legal restrictions governing the possibility of transfer of the Issuer’s common or preferred shares, except those stipulated in the applicable laws, in the Issuer’s Articles of Association and in the Globopar and Telmex Shareholders Agreement. However, the CVM has issued rules stipulating that, whenever a direct or indirect controlling shareholder, and the shareholders who elected members of the Board of Directors, as well as any individual or legal entities, or groups of persons, acting together or representing the same interest, directly or indirectly reach a holding that corresponds to 5% or more of the capital stock of a publicly held company (including convertible securities), it or they must send certain information to the CVM, to the stock exchange and to the entity of the organized over the counter market on which the company's securities are admitted to trading, and this information must be published as a material fact announcement.

CVM Instruction 361/02 requires the controlling shareholder to make a public offer of acquisition through increased holding under the terms of paragraph 6 of Article 4 of the Corporation Law, if it acquires, by any means other than a public offer, shares that represent more than 1/3 of the total shares of each type or class that was circulating on the date of the coming into effect of said instruction.

The regulatory system for telecommunications services stipulates that only legal and private entities, with their headquarters in Brazil and 51% of capital right to vote controlled by Brazilian-born citizens or persons that have held Brazilian citizenship for more than ten years, are eligible to receive an ANATEL license to operate cable television systems in Brazil.

Dividend Policy

The Issuer’s common and preferred shares guarantee their holders the right to receive compulsory dividends in accordance with Article 202 of the Corporation Law. Preferred shares enjoy the following advantages: (i) right to receive cash dividends 10% greater than those distributed to holders of common shares; and (ii) priority in reimbursement of the value of the shares, without premium, in the event of liquidation of the Issuer.

In accordance with the provisions of the Corporation Law and the Articles of Association, the Issuer must call an Ordinary General Meeting by the end of the fourth month after the end of the corresponding fiscal year, in which, among other subjects, the shareholders shall decide how earnings shall be allocated and the distribution of annual dividends. The distribution of annual dividends shall be based on the financial statements for the corresponding fiscal year. In accordance with the Corporation Law, dividends shall be paid within 60 days as of the date of their being declared unless the General Meeting decides on another dates of payment, and in any event payment of dividends must take place before the end of the fiscal year in which they were declared. The shareholders have a period of 3 years from the date of declaration of dividends in which to claim them.

The Issuer’s Articles of Association authorize the payment of intermediate dividend to the account of accumulated earnings in the annual or half-yearly last balance sheet or report. The Board of Directors must authorize distribution of intermediate dividends. Due to the losses recorded by the Issuer since its constitution, the Issuer has never distributed dividends to its shareholders and does not expect to do so in the near future, except those it is legally compelled to distribute, when applicable. Since the Issuer is a holding company, its ability to obtain funds for payment of dividends depends entirely on obtaining of funds from its subsidiaries.

Dividends on Common Shares and Preferred Shares

In accordance with Brazilian corporation law, common and preferred shares each carry the right to receive mandatory dividends. Preferred shares, nevertheless, have the right to receive cash dividends for each preferred share in the amount at least 10% greater than the amount available for distribution to each common share. In addition, preferred shares have priority in reimbursement of capital in the event of liquidation, without premium. Holders of common or preferred shares on dividend payment dates, as identified in the books of the depositary institution for the stock, are entitled to dividend.

Amounts Available for Distribution

At the annual ordinary general meeting, shareholders must determine how the proper allocation of net profits from the preceding fiscal year. The Board of Directors must then implement the decision of the shareholders.

The Issuer must maintain a legal reserve by allocating 5% of the net profits of each fiscal exercise to this reserve until the amount is equal to 20% of the Issuer’s fully paid up capital stock. However, the Issuer is not forced to allocate funds to the legal reserve account in any fiscal year in which the latter, when added to other capital reserves set aside, exceeds 30% of the capital stock. Net losses, if this is the case, may be entered in the accounts to offset the legal reserve. On June 30, 2005, the Issuer had no amount entered in its legal reserve account.

Brazilian corporation law also provides for two additional discretionary allocations of net profits in accordance with the decision taken by the shareholders at the Ordinary General Meeting. Firstly, a percentage of net profits may be allocated to a contingency reserve account against losses deemed probable in future years. Any amount thus allocated in a previous year must be returned in the fiscal year in which the loss was anticipated if the loss does not occur, or must be canceled if the anticipated loss occurs. Secondly, if the amount of unrealized revenue exceeds the legal reserve, retained earnings, and the contingency reserve for anticipated losses, the surplus may be allocated to an unrealized revenue reserve.

The Articles of Association of a company may authorize the creation of a special reserve account, indicating the purpose, criteria for allocation and its maximum amount. The Issuer’s Articles of Association provide for the creation of special fund to reinforce future working capital and for future appropriation to capital stock. On June 30, 2005, the Issuer did not have any investment reserve.

Mandatory Distribution

Brazilian Corporation Law requires the by-laws of all companies to specify a minimum percentage of net income available for distribution in each fiscal year in the form of shareholder dividends. The Issuer’s Articles of Association set a mandatory distribution of 25% of the amount available for distribution.

Mandatory distribution is based on a percentage of adjusted net income of not less than 25%, rather than a fixed monetary amount per share. The Corporation Law, however, permits publicly held companies to suspend the mandatory distribution of dividends if the Board of Directors and the Audit Committee report to the shareholders meeting that the distribution would be inadvisable in view of the company’s financial condition. If the Board of Directors and Audit Committee so report, the Board of Directors must file a justification for such suspension with CVM within five days of the shareholders meeting. Profits not distributed by virtue of this suspension shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial situation of the Issuer permits such payments.

Dividends Payments

Dividends must be paid within 60 days as of the date they were declared, unless another period is decided by the shareholders, which must not be later than the fiscal exercise in which the dividends were declared.

The Issuer’s Articles of Association allow, on approval from the Board of Directors, payment of interim dividends out of pre-existing accumulated profits for the preceding fiscal year or half year.

In general, shareholders who are not residents of Brazil must register their Brazilian investments with the Central Bank in order to receive dividends, sales proceeds, dividends, interest on own capital or other amounts relating to their investments outside Brazil. The preferred shares underlying the ADS of the Issuer are held by Morgan Guaranty Trust Company of New York, also known as the custodian, as agent for the depositary and the registered owner of Issuer’s shares in the stock registrar agent’s books. The depositary electronically registers the preferred shares underlying the ADS with the Central Bank and may therefore receive dividends, sales proceeds or other amounts relating to these shares eligible to be remitted outside Brazil.

Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of the depositary, which will then convert these proceeds into dollars and have them delivered to the depositary for distribution to holders of ADS. Under current Brazilian corporate legislation, dividends paid to shareholders who are not Brazilian residents, including holders of ADS, will not be subject to Brazilian income withholding tax, except for dividends declared on the basis of profits generated prior to December 31, 1995.

The Issuer’s preferred shares are not entitled to a fixed or minimum dividend and therefore are not entitled to acquire voting rights under Brazilian corporate legislation.

Due to the losses recorded by the Issuer since its constitution, and to restrictions on dividends imposed by some of its credit agreements, the Issuer has not distributed dividends to its shareholders until the present date.

Interests on Own Capital

Law No.9249, dated December 26, 1995, provides for the distribution of interest attributed to shareholders’ equity as an alternative form of remunerating shareholders. Such interest is limited to the daily pro rata variation of the TJLP, a long-term interest rate that includes an inflation factor that is adjusted quarterly. The Issuer may treat such payments as a deductible expense for corporate income tax and social contribution purposes but the deduction may not exceed either 50% of net income (before this distribution and any deductions for income tax purposes) for the period in relation to which the payment is made, or 50% of retained profits, whichever is greater .

Under Brazilian legislation, the Issuer may not deduct dividend distributions from the calculation base for income tax. Brazilian companies may impute payment of interests on own capital to the value of the obligatory minimum dividend referred to in article 202 of the Corporation Law. In this case, these distributions will be deductible from the calculation base for income tax to be paid by the Issuer, subject to certain limitations. Any payment of interest on own capital to holders of ADS or preferred shares, whether or not they reside in Brazil, will be subject to Brazilian income withholding tax at the rate of 15% or 25%. The Issuer has not made any payment of this nature so far.

SECURITIES AND EQUITY ISSUED

The Issuer has already accessed the securities market on several occasions, both in Brazil and internationally, to issue securities and equities which are described below.

(1) Multicanal Senior Guaranteed Notes

On June 18, 1996, under its former name of Multicanal Telecomunicações S.A., the Issuer raised the equivalent of US$185.0 million by issuing Senior Guaranteed Notes in the United States of America at an annual interest rate of 12.625% with expiration on June 18, 2004. On maturity, the holders of those securities would also receive a premium equivalent to 5% of the principal to be redeemed. The Senior Guaranteed Notes are unconditionally and jointly guaranteed by several of the Issuer's subsidiaries.

The Senior Guaranteed Notes granted their holders the right to sell them to the Issuer at 101% of the principal on June 18, 2001. On March 20, 2001, the Issuer announced an offer to repurchase this right to sell in which it offered US$7.00 per US$1,000.00 of the face value of the Senior Guaranteed Notes to investors waiving the right to early redemption.

Holders representing US$71.9 million of the total value accepted the offer and waived early redemption of the Senior Guaranteed Notes and agreed to retain them until their expiration. Holders representing the equivalent of US$ 87.3 million did not accept this offer and exercised said redemption right; redemptions in the amount of US$43.6 million were made on June 18, 2001 and US$ 43.7 million were acquired by the Issuer’s subsidiary, Jonquil Ventures Ltd. Accordingly, Senior Guaranteed Notes in the amount of US$97.7 million continued to circulate in the market.

As part of Capital Restructuring, the Issuer made an exchange offer in relation to the Senior Guaranteed Notes, under which (i) the majority of the holders of Senior Guaranteed Notes amended the terms and conditions of the notes to substantially eliminate the terms imposing restrictions on the Issuer, and the condition as to early maturity; and (ii) holders of 99% of the principal of the Senior Guaranteed Notes in circulation agreed to exchange their notes for Net Serviços Senior Guaranteed Notes as described in item 4 below.

The principal of the Senior Guaranteed Notes that were not exchanged in the ambit of Capital Restructuring totaled US$ 1.0 million on March 22, 2005. On May 13, 2005, the Issuer repurchased Senior Guaranteed Notes representing approximately US$ 700,000 of the principal. On July 25, 2005, the Issuer settled the remaining Senior Guaranteed Notes in the amount of approximately US$ 300,000.

(2) Floating Rate Notes

In October 1997, Net Sul Comunicações S.A issued Floating Rate Notes in the amount of US$ 80 million with final maturity in October 2005. As a consequence of the Issuer's acquisition of Net Sul Holding in September 2000, the Issuer and part of its subsidiaries began to guarantee all obligations of Net Sul Comunicações S.A. in relation to the issue of the Floating Rate Notes. The issue was made in three different series, A, B and C, in the amounts of US$ 48 million, US$ 11 million and US$ 21 million respectively. The Floating Rate Notes are subject to interest charges based on the LIBOR, plus a spread that varies with limits pre-determined by the Issuer in accordance with the ratio between the Issuer’s consolidated debt and its cash flow revenue from its operations, which may vary from 3.125% to 4% per year for the Series A securities, and 2.5% and 3.375% per year for Series B and C securities. During 2003, the spread over the LIBOR rate ranged from 3.625% per year for Series A Floating Rate Notes and 3.00% per year for Series B and C Floating Rate Notes.

On August 30, 2002, holders of Series B and C Floating Rate Notes exercised their early redemption right and the equivalent of US$ 7.7 million, representing 24% of the portion of the Floating Rate Notes issue with the early redemption right were redeemed. The Issuer signed several letters of commitment with holders of Series A Floating Rate Notes who had not exercised their right to early redemption in October 2003. In most of these letters, the Issuer agreed to extend the period of obligatory premature redemption of said securities.

Between January 31, 2003 and the date of implementing Capital Restructuring, the Issuer suspended payment of the contractual interest charges in relation to the Floating Rate Notes.

As part of the Capital Restructuring,, an exchange offer was made for the Floating Rate Notes to (i) extend the expiration period of the notes held by investors who participated in the exchange offer and (ii) amend the terms and conditions of the Floating Rate Notes held by investors who did not participate in the exchange offer. Holders of 100% of Floating Rates Notes in circulation participated in the exchange offer and then became holders of Net Sul Floating Rate Notes as described in item 5 below.

(3) Debentures

(3.1) First Issue Debentures

The Issuer’s first public issue of debentures were fully paid up on November 1, 2001.

(3.2) Second Issue Debentures

On December 1, 1999, the Issuer launched an issue for public distribution of 3,500 debentures convertible to preferred shares at the unit face value of R$100,000 totaling R$350.0 million on the date of the issue, to mature in 7 years as of the date of issue, on December 1, 2006. The Second Issue Debentures were remunerated at the rate 12% per year on the inflation adjusted (using the IGP-M index) value expiring on December 1st each year.

Conversion of the Second Issue Debentures was accepted as of 360 days after the date of the issue, and the amount of preferred shares to which each Second Issue Debenture could be converted decreased over the period of validity of the debentures. On December 31, 2003, 92% of the Second Issue Debentures had been converted to Issuer's preferred shares; therefore debentures in the amount of R$43.2 million were in circulation by the date of implementing Capital Restructuring.

The Issuer did not pay the interest portion on the Debentures from September 30, 2004 to the date of implementing the Capital Restructuring. In the ambit of the Capital Restructuring, holders of 99% of the Second Issue Debentures used their debentures as payment for the first series of the Fourth Issue Debentures. The remaining 1% of the debentures was acquired by the Issuer immediately after implementing Capital Restructuring.

(3.3) Third Issue Debentures

In Extraordinary General Meeting of November 23, 2000, the Issuer approved the issue and public distribution of 20,000 non-convertible debentures at the unit value of R$ 10,000 in the total amount of R$200 million maturing in 36 months as of the issue date for maturity on December 1, 2003.

Initially, the Third Issue Debentures earned remunerative interest charges based on the average Brazilian interbank interest rate (locally DI) plus a spread of 0.75% per year. As a result of renegotiations in April 2001, the Third Issue Debentures were then remunerated on the basis of the DI rate plus of a spread of 1.05% per year.

The Issuer did not make payment of portions of interest charges due as of December 1, 2002 nor the principal due on December 1, 2003. In the ambit of the Capital Restructuring, holders of 99% of the Third Issue Debentures used their debentures as payment for the Second Series of the Fourth Issue Debentures. The remaining 1% portion of debentures was acquired by the Issuer immediately after the date of implementing Capital Restructuring.

(3.4) Fourth Issue Debentures

As part of the Issuer’s Capital Restructruing process, the Fourth Issue Debentures were issued in two series in the aggregate amount of approximately R$ 330.6 million principal and issue premium , which were paid for with Second and Third Issue debentures as described above. The Fourth Issue Debentures were issued with collateral and real guarantee the Issuer’s subsidiaries and earn remunerative interest equivalent to the CDI rate plus a spread of 2% per year. (3% after December 15, 2005).

In accordance with the terms of the Fourth Debenture Issue deed the Issuer made payment of 40% of the principal of the Fourth Issue Debentures, on March 22, 2005, and paid R$ 15.4 million of the principal of the Fourth Issue Debentures on May 16, 2005. The remaining amount of the principal of the debentures shall be repaid in quarterly installments as of March 2006 with the last one due in December 2009. However, in accordance with the terms of the Fourth Debentures Deed of Issue, the schedule for repayment of the principal of the Fourth Issue Debentures may be altered in certain situations, in which case the last installment of the debentures may be repaid up to December, 2010.

The deed of issue for the Fourth Debentures Issue includes certain terms that restrict the autonomy of the Issuer and its subsidiaries in relation to (i) assuming further liabilities or debts, (ii) paying dividends or other forms of distribution of capital, (iii) dealing in fields other than those of its normal line of business, (iv) creating certain encumbrances, and (v) selling certain assets. Furthermore, the Issuer must redeem the Fourth Issue Debentures in the event of a change in shareholder control, unless control goes to Telmex or its affiliates, and to repay Fourth Issue Debentures in the case of the occurrence of certain events stipulated in the Fourth Debenture deed of issue.

With the proceeds of this Issue, the Issuer intends to make advance repayments of the principal of the Fourth Issue Debentures. See the "Use of Proceeds" section of this Prospectus.

(4) Net Serviços Senior Guaranteed Notes

As mentioned in the Senior Guaranteed Notes item above, as part of the Capital Restructuring, the Issuer made an exchange offer in relation to the Senior Guaranteed Notes under which holders of 99% of the principal of the Senior Guaranteed Notes in circulation on March 22, 2005 exchanged their notes for new notes of the Issuer that are backed by collateral and real guarantees of the Issuer’s subsidiaries, and earn remuneration at the fixed rate of 7.0% per year.

In accordance with the terms of the Net Serviços Senior Guaranteed Notes, the Issuer repaid US$ 5.9 million of the principal of the Net Serviços Senior Guaranteed Notes on May 16, 2005. The remaining amount of the principal of the Net Serviços Senior Guaranteed Notes shall be repaid in quarterly installments as of March 2006 and the last portion will be due in December 2009. However, in accordance with the terms of the Net Serviços Senior Guaranteed Notes, the schedule for repayment of the principal of the Net Serviços Senior Guaranteed Notes may be altered in certain situations, in which case the last installment of the Net Serviços Senior Guaranteed Notes may be repaid up to December 2010.

The deed of Issue for the Net Serviços Senior Guaranteed Notes includes certain terms that restrict the autonomy of the Issuer and its subsidiaries in relation to (i) assuming further liabilities or debts, (ii) paying dividends or other forms of distribution of capital, (iii) dealing in fields other than those of its normal line of business, (iv) creating certain encumbrances, and (v) selling certain assets. Furthermore, the Issuer is committed to purchase Net Serviços Senior Guaranteed Notes in the event of a change of stock control, unless control is transferred to Telmex or one of its affiliates, and to amortize Net Serviços Senior

Guaranteed Notes in cases of occurrence of certain default events in relation to the terms of the Net Serviços Senior Guaranteed Notes.

With the proceeds of this Issue, the Issuer intends to make advance repayments of the principal of the Net Serviços Senior Guaranteed Notes (See the "Use of Proceeds" section of this prospectus).

(5) Net Sul Floating Rate Notes

As mentioned in the Floating Rate Notes item above, as part of Capital Restructuring, the Issuer made an exchange offer in relation to the Floating Rate Notes, under which holders of 100% of the principal of Senior Guaranteed Notes in circulation on March 22, 2005 exchanged their notes for new notes of the Issuer backed by collateral and real guarantees of the Issuer and its subsidiaries. Part of the Net Sul Floating Rate Notes representing principal of US$ 32.0 million is entitled to remunerative interest at a fixed rate of 7.0% a year, while the other part representing principal in the amount of US$ 9.0 million earns remunerative interest at the LIBOR rate plus 3% per year.

In accordance with the terms of the Net Serviços Senior Guaranteed Notes, the Issuer repaid US$ 3.3 million of the principal of the Net Sul Floating Rate Notes on May 16, 2005. The remaining amount of the principal of the debentures shall be repaid in quarterly installments as of March 2006 with the last one due in December 2009. However, in accordance with the terms of the Net Sul Floating Rate Notes the schedule for repayment of the principal of the Net Sul Floating Rate Notes may be altered in certain situations, in which case the last installment maturity of the Net Sul Floating Rate Notes may be repaid up to December 2010.

The deed of issue for the Net Sul Floating Rate Notes includes certain terms that restrict the autonomy of the Issuer and its subsidiaries in relation to (i) assuming further liabilities or debts, (ii) paying dividends or other forms of distribution of capital , (iii) dealing in fields of business other than those of its normal line of business, (iv) creating certain encumbrances, and (v) selling certain assets. Furthermore, the Issuer is committed to purchase the Net Sul Floating Rate Notes in the event of a change of stock control, unless control is transferred to Telmex or one of its affiliates, and to amortize the Net Sul Floating Rate Notes in cases of occurrence of certain default events in relation to the terms of the Net Sul Floating Rate Notes.

With the proceeds of this Issue, the Issuer intends to withdraw the principal of the Net Sul Floating Rate Notes from circulation. (See the "Use of Proceeds" section of this Prospectus.).

Shares

The Issuer has common and preferred shares trading on Bovespa Level 2 under the codes NETC3 and NETC4 respectively. Furthermore, the Issuer has preferred shares trading on Nasdaq under the code NETC, and Latibex under the code XNET.

American Depositary Shares ("ADS")

At the Issuer’s Extraordinary General Meeting held on September 30, 1996, the shareholders approved the issue and distribution by public offer in Brazil and abroad of a total of 76,923,076 preferred shares of the Issuer.

Of the total of 76,923,076 preferred shares issued, the Brazilian offer comprised the placement of 27,692,306 preferred shares, while the distribution of shares abroad comprised the offer of 49,230,770 preferred shares in the form of ADS. A lot of 61.538,460 preferred shares from the holding of the controlling shareholders of the Issuer was aggregated to the international offer for secondary distribution registered with the Securities and Exchange Commission of the United States of America, so that said international offer totaled 110,769,230 preferred shares.

Each ADS represents 10 preferred shares of the Issuer, and they were offered individually by a group of foreign financial institutions led by Merrill Lynch & Co., Morgan Stanley & Co and Lazard Frères & Co. LLC. The ADRs on the American market are traded on Nasdaq under the symbol "NETC" and are represented by ADS. The ADS are associated with a depository agreement between the Issuer and Morgan Guaranty Trust Company of New York (depository), and the holders of the ADRs, which was signed on December 17, 2001.

On June 30, 2005, 31.1% of the total preferred shares of the Issuer, including ADS, were held by shareholders in the United States in a total of approximately 109 shareholders on this date.

Trading History - Issuer’s Preferred Shares

The table below shows the trading history of the Issuer’s preferred shares, indicating maximum, average and minimum quotations (per share) for the periods shown:

	Maximum	Average	Minimum

2005 (up to June 30, 2005)	0.670	0.588	0.560
2004	0.773	0.486	0.344
2003	0.893	0.344	0.176
2002	5.974	1.935	0.134
2001	17.148	8.126	3.936

2005	Maximum	Average	Minimum

Quarter 1	0.720	0.544	0.429
Quarter 2	0.730	0.631	0.530

2004	Maximum	Average	Minimum

Quarter 1	0.773	0.555	0.394
Quarter 2	0.640	0.543	0.422
Quarter 3	0.499	0.436	0.365
Quarter 4	0.457	0.411	0.344

2003	Maximum	Average	Minimum

Quarter 1	0.372	0.242	0.176
Quarter 2	0.302	0.242	0.190
Quarter 3	0.520	0.265	0.197
Quarter 4	0.893	0.622	0.408

June 05	0.670	0.605	0.560
May 05	0.680	0.622	0.540
April 05	0.730	0.668	0.530
March 05	0.720	0.644	0.562
February 05	0.654	0.513	0.457
January 05	0.506	0.461	0.429
December 04	0.457	0.428	0.408
November 04	0.450	0.416	0.372

TRANSACTIONS BETWEEN RELATED PARTIES

The Issuer made several transactions with related parties and these transactions were made in accordance with market conditions. In the event of any further transactions with related parties, the Issuer intends that they shall be made under market terms and conditions.

Agreement to Provide Content signed with Net Brasil

Historically, all the Issuer’s program content is obtained through a commission agreement with Net Brasil, which buys and sells content from Brazilian and international television companies. Until July 08, 2004, the Issuer held 40% of the equity interest of Net Brasil and, on this date, the Issuer transferred said holding to Globopar, which was already the indirect holder of 60% of Net Brasil's capital stock. Net Brasil supplies program content to other pay-TV companies, particularly Sky, the DTH services provider in which Globopar has a significant holding, and other cable television companies operating outside of the areas covered by the Issuer.

On June 27, 2004, the Issuer and Net Brasil signed an amendment to the commission agreement altering Net Brasil's role in the acquisition of program content for the Issuer. The amendment states that Net Brasil will continue to provide all the Issuer’s program content in particular for content or channels produced in Brazil, while the Issuer will acquire all new international content - corresponding to approximately one third of its programming schedule - directly from international sources. Due to the reduced scope of the services provided by Net Brasil, the cost of purchasing program content from Net Brasil will be fixed in the monthly amount of R$100,000.00 to be adjusted for inflation using the IPCA index, plus an additional fee of R$24,000.00 in 2004, R$16,000.00 in 2005, R$3,000.00 in 2006 and R$1,500.00 in 2007.

Under the commission agreement, the Issuer paid Net Brasil approximately R$ 3.8 million, R$ 5.6 million and R$ 7.0 million in 2001, 2002 and 2003 respectively. Said amounts included payment to Net Brasil of commission in the amount of R$ 0.55 per subscriber per month, with an annual inflation adjustment.

The Issuer’s transactions with Net Brasil are based on market terms and conditions and are classified in its current liabilities as “Accounts payable for Program Content”.

Program Guide

The Program Guide supplied to Issuer’s subscribers is produced by Editora Globo, a communication company and affiliate of Globopar. In return for publishing the guides, the Issuer paid Editora Globo the amounts of R$ 19.0 million, R$ 15.7 million and R$ 14.1 million in 2002, 2003 and 2004, respectively. In the six-month period ending June 30, 2005, the Issuer paid Editora Globo R$ 10.6 million for publishing program guides.

Guarantees and pledges from Issuer's shareholders to back Issuer's subsidiaries' obligations:

Prior to May 3, 2004, loans under the IFC credit line were guaranteed by Globopar. On May 3, 2004, Globopar, as guarantor under the IFC credit line, paid all amounts owed to the IFC. As a result, Globopar became subrogated to the rights of the IFC and became our creditor under the IFC credit line. The amounts owed to Globopar under the IFC credit line represented a portion of the borrowing used by Globopar to subscribe our common shares.

In relation to these guarantees and pledges, there is an annual fee to Globopar and its affiliates equal to 2.0% of total debt outstanding under the IFC credit line. In 2003 and 2004, the Issuer did not make any payments due in relation to these guarantees and pledges. For 2004, the fees outstanding in connection with these guarantees and pledges totaled approximately US$419,800, approximately US$286,800 of which represented amounts due in 2003. These amounts owed to Globopar represented a portion of the borrowing used by Globopar to subscribe common shares in the Capital Restructuring.

Transfer of the Issuer’s Shares between BNDESPAR and Globopar

In September 2004, Globopar, Distel and Romapar negotiated with BNDESPAR in relation to a proposal for acquisition of all the 60,138,289 common shares representing 7.26% of the Issuer’s capital with voting right held by BNDESPAR at the price of R$ 0.90 per share subjects to adjustment for inflation. On December 27, 2004, Globopar and BNDESPAR agreed to a share transfer and, on January 26, 2005, Globopar acquired all BNDESPAR's common shares representing approximately 7.3% of the Issuer’s capital stock with voting right for approximately R$ 54.7 million. This share transfer was concluded on February 1, 2005. As a result of this transfer, BNDESPAR holds none of the Issuer’s common shares; however it does hold preferred shares. Furthermore, Globopar, Distel, Romapar and BNDESPAR, together with the Issuer and GB as interveners, entered into an agreement in relation to the preferred shares held by BNDESPAR whereby the latter is assured the right to sell its preferred shares of the Issuer in any public offerings made by the Issuer and is further assured the right to require the Issuer to hold public offering of these shares in Brazil every twelve months.

Transfer of Issuer’s Shares between Telmex and Globopar

Latam, a wholly owned subsidiary of Telmex, acquired 60,138,289 of the Issuer's common shares from Globopar for a total price of approximately R$ 54.1 million on February 1, 2005.

Acquisition of Globotel

In August 2001, the Issuer acquired Globotel, previously an indirect subsidiary of Globopar. The aim of the acquisition was to enable the Issuer to use the surcharge constituted in Globopar and its affiliates as the result of a series of acquisitions. At the time of the acquisition, Globotel had a substantial holding in the Issuer’s shares and retained significant surcharge resulting from several acquisitions of cable television companies and related businesses from Globopar and its affiliates. As a result of the acquisition, the Issuer was successor to this surcharge and the right to amortize the amount of R$ 1.3 billion for legal and fiscal purposes. On June 30, 2005, the balance of the tax benefit to be amortized was R$ 275.2 million. On June 30, 2005, the tax benefit to be effectively capitalized was R$ 110.2 million.

JUDICIAL AND ADMINISTRATIVE CONTINGENCIES

The Issuer is involved in several administrative and judicial proceedings involving taxes, civil law issues and cases involving employees, all of which emerged in the normal course of its business. Based on the opinion of independent legal advisors, the Issuer has set aside provisions for probable losses resulting from these proceedings with the exception of the cases involving employees in which provision is made on the basis of the cases settled during the previous 21 months and the average monthly salaries, including payroll taxes and charges. The table below shows the provisions made by the Issuer for judicial and administrative contingencies as of June 30, 2005.

Type of Provision	Consolidated
('000 Brazilian reais)

Provision for civil contingencies	18,931
Provision for tax contingencies	572,754
and pensions
Provision for employee contingencies	25,706
617,391
Total

Of the R$ 617.4 million in provisions mentioned above, R$ 81.5 million relate to court cases and the remaining R$ 535.9 million to potential losses arising from administrative proceedings involving the Issuer and administrative and judicial processes that may involve the Issuer in the future.

Fiscal Administrative Proceedings

IRPJ and CSLL (income tax and social security)

In December 2003, the Federal Tax Authority opened proceedings against Cabodinâmica, the Issuer’s wholly owned subsidiary, alleging that Cabodinâmica had ceased to pay IRPJ and CSLL due to a transaction made with Preferential Holdings Ltda. in 1998. At the time of the transaction, IRPJ and CSLL were due only on transactions made in Brazil. Cabodinâmica submitted a defense sustaining that the transaction was not made in Brazil and was thus exempted from liability for IRPJ and CSLL. Cabodinâmica is awaiting a decision from the body of first administrative instance and has provisioned the amount of R$ 9.3 million for this contingency.

IRRF tax

In September 2003, the Federal Tax Authority opened proceedings against Net Rio for payment of the equivalent of R$ 25.3 million in IRRF tax allegedly due on a loan arrangement between Net Rio and the Issuer. Net Rio refuted these allegations and argued that the transfer of funds did not constitute a loan arrangement and is awaiting decision. The Issuer made a provision in this respect in the amount of R$ 9.9 million at June 30, 2005 values.

ICMS tax

The Finance department of the State of Rio de Janeiro has opened proceedings against Net Rio because, for a certain period, the latter excluded the pay-TV adhesion fee from the calculation base of the Tax on Circulation of Goods and Services (ICMS – Imposto sobre Circulação de Mercadorias e Serviços). The value currently claimed in these cases amounts to approximately R$ 10.4 million. In its defense, the Issuer argues that the procedures it adopted are based on Resolution no 2.585/95 of the Finance Department of the State of Rio de Janeiro. In accordance with said Resolution, the adhesion fee is not a payment for provision of program content and therefore is not taxable income for the purposes of ICMS tax, which applies only to communication services. Some of these proceedings went against the Issuer in the administrative sphere and are currently being tried in the judicial sphere. Net Rio made provisions in the amount of R$ 10.1 million in March 31, 2005 values. The provision was constituted by the Issuer on the basis of the reduced rate of 5% to be charged for providing pay TV services. The proceedings were filed on the basis of a 25% rate. There is a risk of losing the case.

Consequently, there are four proceedings against Net Rio for the payment of ICMS in the amount of R$ 15.5 million. Net Rio offered its coax cable network as guarantee for said proceedings. In three of the proceedings, the coax cable network was not accepted as guarantee and therefore court deposits were made in the amounts of R$ 1.2 million, R$ 3.6 million, R$ 3.6 million and letter of guarantee which supports the amount in the cases up to R$ 24.8 million. In relation to other tax proceedings, the acceptance of the coax cables network as guarantee is still under discussion. If the final decisions in which the appeals are unfavorable to Net Rio., the latter will have to top up the court deposits to the full amount.

Additionally, the State Tax Authority has filed proceedings against Net Rio for ICMS tax corresponding to approximately R$ 77.1 million as of June 30, 2005. The State Tax Authority alleges that payments of ICMS tax were in arrears as of November 2001, therefore Net Rio was no longer entitled to the benefit of reduced calculation base for ICMS. Following advice from its outside lawyers, Net Rio submitted its defense to the Finance Department of the State of Rio de Janeiro. In view of the risks involved, a total of R$ 22.5 million was provisioned at June 30, 2005 values, covering liability for the period October-December of 2001. Alongside its submission of its defense, NET Rio S.A. also brought a Writ of Mandamus which was granted by the court of first instance since the court took the view that ICMS could be collected at the reduced rate except for the October-December of 2001 period. However, said decision was reversed by the court of second instance. Net Rio's appeal against the latter decision case awaits judgment. The amount provisioned refers only to the October-December of 2001 period and there is a risk of losing the case.

Tax court proceedings

Shadow Tax

Since 1999, in a number of Brazilian municipalities containing 75% of the Issuer’s subscribers local legislation has levied taxes referred to as known as " Shadow Tax" on the use of public spaces, above or under the ground, including installation of cables. This tax is calculated per meter of cable and rates are different in each municipality. The cities involved include São Paulo, Rio de Janeiro, Caxias do Sul, Anápolis, Campinas, Florianópolis, Criciúma, São Carlos, Indaiatuba, Brasília, Curitiba, Porto Alegre and Campo Grande. These taxes are applicable to companies providing cable television and telecommunications services.

The Issuer brought actions against the collecting constitutionality and legal status of such taxes. The Issuer argued in these actions that (i) this municipal tax undermines the exclusive competence of the federal authority for telecommunications legislation and (ii) the legal nature of this tax is not that of a public price, fee or contribution, as defined in Brazilian law. The Issuer argued that this municipal tax is unconstitutional since it is not included in the list of taxes under municipal jurisdiction stipulated by Brazil's Federal Constitution.

In Rio de Janeiro, the Issuer obtained a favorable decision from the court of first instance, but this decision was reversed on appeal. The Issuer has submitted an appeal against the decision to the higher court.

In São Paulo, three different laws introduced the Shadow Tax. Former-mayor of São Paulo Celso Pitta issued the first. The Issuer brought a writ of mandamus against the law but decision in first instance was not favorable. The Issuer appealed and awaits a decision on the appeal. Mr. Pitta's law was followed by a new law passed by his successor as mayor Ms. Marta Suplicy. The Issuer brought a writ of mandamus in the court of first instance against the second law and obtained a favorable decision. The Issuer awaits a decision on its appeal against the Municipality. The second law was modified by a third, against which the Issuer brought a writ of mandamus and obtained a favorable decision in the first instance. The Municipality of São Paulo appealed and awaits a ruling on this appeal.

In other municipal districts, the Issuer obtained seven favorable decisions that were appealed, and three other decisions were unfavorable (NET Florianópolis and NET Brasília), which the Issuer appealed. The Issuer awaits decision on all these appeals.

No provisioning was made for the payment of this tax since the Issuer sees the risk of losing these cases as remote. The amount of the tax varies by municipality and is calculated per meter of cable installed. The Issuer has installed approximately 18,659 kilometers of cables in the cities wishing to levy this tax. If the courts decide that the tax is legal, the Issuer will have to pay for them retroactively. Furthermore, if the cities that already tax cables used by the Issuer obtain a legal victory in relation to the legality of the tax, many more municipalities will introduce charges of this kind. If the Issuer’s appeals are not accepted and it is forced to pay the tax, its operational results will be adversely affected.

IRRF tax

The Issuer has brought actions against the Federal Tax Authority against IRRF tax liability on revenues from its hedging operations. On the basis of the preliminary orders obtained in these actions, the Issuer has not collected the amount of R$ 36.7 million of which R$ 11.6 million has been deposited in court by the financial institution that settled the transaction and is responsible for collecting income tax. The Issuer provisioned for the financial liabilities for arrears in collecting IRRF in the amount of R$ 1.1 million. The risk of losing is assessed as probable.

PIS and COFINS (social security)

In 1999, several of the Issuer’s subsidiaries brought actions against the constitutionality of the 1998 legislation altering the calculation base for COFINS and PIS contributions to social security funds. The decisions from courts of second instance have been unfavorable to the Issuer and the constitutionality of the law object is now being examined in the Federal Supreme Court. No judicial deposit was made in relation to these actions and the Issuer provisioned approximately R$ 122.6 million against possible losses in these actions at June 30, 2005 values. The total amount involved has not yet been calculated and losing is considered probable.

IPI tax

The Issuer’s subsidiary Reyc Comércio e Participações Ltda. ("Reyc"), was notified by the Federal Tax Authority for approximately R$ 21.8 million owed in IPI taxes because the tax classification used by Reyc for decoders was allegedly incorrect. Reyc has brought three cases against these notices of infraction and is awaiting decision from the court of first instance. Reyc has provisioned approximately R$ 9.1 million to cover losses that its outside lawyers see as possible losses.

Tax contingencies

On June 30, 2005, the Issuer's balance sheet included provisioning in the amount of R$ 273.2 million in relation to two tax contingencies. One refers to operations of mercantile current account between the Issuer and its controlled companies, which may be affected fortuitously by allegations made by the competent authorities, not corroborated by the Issuer, characterizing them as loans and subject to payment of IRPJ federal income tax on interest charges and IOF tax since 1999. The other relates to a possible loss of tax benefit because of the possible interpretation that the average minimum period of amortization for maintenance of tax benefit was not observed in relation to the notes issued abroad in 1996 and 1998.

Civil Law cases

Public Civil Actions

There are 11 public civil actions against the subsidiaries in relation to the extraordinarily increase in monthly fees paid by subscribers in April 1999. Seven of these public civil actions were brought in the state of São Paulo. The remaining four were brought in other cities against one or more operators: one action was brought in Belo Horizonte; one in Campo Grande; one in the jurisdiction comprising Florianópolis, Joinville, Criciúma, Chapecó and Blumenau; and one in the cities covered by the subsidiaries Net Sul, Horizonte Sul Comunicações Ltda. and DR- Empresa de Distribuição e Recepção de TV Ltda. These actions were brought by the State Public Prosecutor or consumer defense entities.

The issue in these actions is the increase in monthly fees introduced by said pay-TV operators in April 1999. The plaintiffs allege that the increase was abusive and unjustified, and that it violated precepts of the Consumer Defense Code under which adjustment may only be made once a year. On the basis of these arguments the plaintiffs plea is that the increase be declared illegal and subscribers be reimbursed the amount increased and in some cases demand restitution of twice this amount with the clause of the contracts between operators and subscribers being declared void, this is the part that provides for increases in monthly fees in the event of higher costs of providing services.

The Issuer provisioned R$ 5.3 million in relation the six brought actions. No provision was made for the other actions. If there are unfavorable definitive decisions in these or in other similar actions the Issuer’s operational results may be adversely affected.

The other public civil actions against the Issuer are described below. One of these actions was brought by ANADEC in August 2002, against the Issuer’s subsidiaries acting in the State of São Paulo, and seeks to prevent Issuer encoding its transmission signal, since this prejudices users of pay-TV services that (i) use television sets with the resource known as Picture-in-Picture and/or (ii) want to watch a certain pay-TV channel while recording from another channel at the same time. This action is currently awaiting decision of the court of first instance and the risk of loss is remote, and no provision has been made. Another three actions seek to prohibit the requirement of service providers for Internet access as a condition for connecting through Vírtua; two actions were brought in Belo Horizonte in October 2002 and April 2004, and one action in São Paulo in November 2002. No provisioning was made for these actions considering that the risk of loss is remote and the Issuer is currently awaiting the decisions from the courts of first instance.

Copyright claims - ECAD

In 1996, ECAD brought separate actions against each member of the Brazilian Pay Television Association (including separate actions against the Issuer and each of its operational subsidiaries). ECAD is an entity that represents associations of holders of copyright and other author rights affiliated and/or represented by them to centralize the collection and distribution of copyright and related taxes arising from the public performance of musical and/or literary-musical works and phonograms. The actions brought by ECAD aspire to collect rights for public performance of musical works included in the Issuer’s program content, and seeks losses and damages on the basis of the allegation that pay-TV companies were transmitting films containing musical and/or literary-musical works and phonograms without prior authorization and without collecting the respective copyrights for ECAD.

In February 2001, the Issuer signed agreements with ECAD in each case brought against it and its operational subsidiaries. The agreements expired in December 2003 and in January 2004 the Issuer began negotiations for a new agreement. But it was not possible to reach agreement. ECAD is asking for R$ 0.88 per subscriber, per month. The Issuer agreed to pay R$ 0.64 per subscriber, per month. In May 2004 ECAD ended the negotiations and brought actions against some of the Issuer’s subsidiaries and alleges that the amount to be paid is R$0.88 per subscriber per month. The Issuer’ subsidiaries submitted defense arguments in these actions and made judicial deposits in the corresponding amount of R$0.64 per subscriber, per month.

Employee cases

The Issuer and its subsidiaries are parties in approximately 989 actions involving employees and estimate the amount claimed in such actions at approximately R$ 25.7 million as of June 30, 2005, using the criterion of monthly average salaries, including payroll charges, based on the history of cases judged in the last 21 months. The Issuer has made provisions in this amount, based on the same criterion. Most of these claims relate to payment of overtime, parity for salaries, or insalubrious conditions. In cases brought by employees of companies that provide us with services, the action is against the contracted company and the Issuer and the claim in relation to the Issuer is that it should be liable if the outsourced company does not cover the claims. In most of these actions, the Issuer has been held to be subsidiarily liable for the claims. In July 2005 the Issuer faced 616 cases brought by former-employees and 373 by former-employees of outsourced companies.

Other Actions

In addition to the legal actions described above, there are several provisioning items relating to other actions brought against the Issuer and/or its subsidiaries arising from regular and everyday business activities and operations, including fiscal and contractual actions in the amount of R$ 128.6 million. These actions do not involve substantial amounts taken individually. Furthermore, the Issuer does not expect that these actions, whether taken individually or as a whole, will adversely affect earnings from its operations.

MANAGEMENT

The Issuer is administered by its Board of Directors and Executive Officers. In accordance with the Issuer’s Articles of Association, the members of the Board of Directors are elected at the shareholders General Meeting for a unified mandate of one year and may be reelected for another mandate. Also in accordance with the Issuer’s Articles of Association, the Board of Directors must comprise at least nine and at most twelve members plus the same number of alternates; in accordance with the Corporation Law they must also be shareholders of the Issuer. No director, executive, or officer of the Issuer may hold more than 1% of the Issuer’s shares.

The current mandate of the members of the Issuer’s Board of Directors will end in April 2006, when the Issuer’s shareholders General Meeting must choose new members or reelect the current members of the Issuer’s Board of Directors.

In the terms of the Globopar and Telmex Shareholders Agreement, the Issuer’s Board of Directors must be composed of eleven members plus the same number of alternates, who must all be shareholders of the Issuer. Subject to certain requirements related to holdings of the Issuer’s shares, at least one member of the Board of Directors and the corresponding alternate will be designated by Globopar, four members of the Board of Directors and the corresponding alternates will be designated by Telmex, and the other members will be designated by GB. The terms of the Globopar and Telmex Shareholders Agreement also stipulates that in the case of new shareholders acquiring the right to designate members of the Issuer’s Board of Directors, the total number of members of the Board of Directors must be altered, but in no case may it have less than eleven members. Furthermore, shareholders holding of 50% or more of the Issuer’s common shares who are party to the Globopar and Telmex Shareholders Agreement will always be entitled to designate the majority of the members of the Board of Directors.

The Issuer’s Articles of Association stipulate the existence of at least, two and at most, four positions for directors, shareholders or not, resident in Brazil, to be filled out by appointment by the Board of Directors for a mandate of two years with reelection for another mandate allowed. The directors are responsible for all subjects associated with the Issuer’s everyday management and operations.

The Issuer’s Board of Directors has one independent member designated by holders of preferred shares.

Board of Directors

In accordance with the Issuer’s Articles of Association the Board of Directors must hold ordinary meetings at least once every quarter and extraordinary meetings whenever necessary or when certain of its members so require. The Board of Directors' competences include determining the overall strategy of the business ventures as well as directing and supervising the actions of the Directors. Each of the Controlling Shareholders party to the Shareholders Agreement is entitled to elect at least one member of the Board of Directors.

The table below shows the current composition of the Issuer’s Board of Directors:

Name	Position	Date	Date of End of
		appointed	Mandate

Roberto Irineu Marinho	Chairman of the Board of Directors	02.22.2000	04.30.2006
Stefan Alexander	Full member	09.18.2000	04.30.2006
Ronnie Vaz Moreira	Full member	04.30.2002	04.30.2006
Guilherme Perboyre Cavalcanti	Full member	04.19.2004	04.30.2006
Juarez de Queiróz Campos Jr.	Full member	04.19.2004	04.30.2006
Rossana Fontenele Berto	Full member	04.30.2003	04.30.2006
Edgard Lobão dos Santos	Full member	04.19.2004	04.30.2006
Marcos da Cunha Carneiro	Full member	05.01.2005	04.30.2006

Carlos Henrique Moreira	Full member	05.01.2005	04.30.2006
José Formoso Martinez	Full member	05.01.2005	04.30.2006
Antônio Oscar de Carvalho Petersen Filho	Full member	05.01.2005	04.30.2006
João Adalberto Elek Jr.	Full member	05.01.2005	04.30.2006
Jorge Luiz de Barros Nóbrega	Alternate member	04.19.2004	04.30.2006
José Ferreira Monteiro	Alternate member	08.31.2001	04.30.2006
Sérgio Lourenço Marques	Alternate member	04.19.2004	04.30.2006
Luis Henrique Martinez Gonçalves	Alternate member	04.19.2004	04.30.2006
Frederico Monteiro	Alternate member	04.19.2004	04.30.2006
Gabriela Salomão Tavares	Alternate member	05.01.2005	04.30.2006
Hélio Gustavo V. dos Santos	Alternate member	04.19.2004	04.30.2006
José Carlos Benjó	Alternate member	04.19.2004	04.30.2006
Isaac Berensztejn	Alternate member	05.01.2005	04.30.2006
Jorge da Gama Braga Neto	Alternate member	05.01.2005	04.30.2006
Ivan Campagnolli Junior	Alternate member	05.01.2005	04.30.2006
Maurício Alvarenga Vergani	Alternate member	05.01.2005	04.30.2006

Brief résumés of the Issuer’s Board members are shown below:

Roberto Irineu Marinho has been a member of our Board of Directors since February 2000 and has served as Chairman of the Board of Directors since that time. He is also the President and Chief Executive Officer of Globo Organizations, a conglomerate of companies in the Brazilian media and entertainment industries. Mr. Marinho began his career at the newspaper O Globo, where he served in a variety of assignments culminating in his appointment as the newspaper’s director. In 1978, Mr. Marinho was appointed Executive Vice President of Globo TV Network and in 1990 he became Executive Vice President of Globo Organizations. Mr. Marinho is a member of the Board of Directors of Amparo Agropecuária S.A., Centropec-Agropecuária do Centro-Oeste S.A., Editora Globo S.A., Globo Agropecuária S.A., Globo Comunicações e Participações S.A. and Globo S.A. He was awarded a degree in Business Administration from Fundação Getúlio Vargas.

Stefan Alexander has been a member of our Board of Directors since September 2000. Currently, he is the Executive Director-Chief Financial Officer at Globopar. Previously, Mr. Alexander held other positions relating to finance planning and investor relations at Globopar. Prior to joining Globopar, he was the Director of Corporate Finance in Brazil at Bank of America/Nations Bank. Mr. Alexander is Chairman of the Board of Directors of Seguradora Roma S.A. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

Ronnie Vaz Moreira has been a member of our Board of Directors since April 30, 2002. He became the Chief Executive Officer of Globopar in March 2002 where he worked until July 2005. Previously, Mr. Moreira was Executive Director of Deutsche Bank, the Chief Financial Officer of Petróleo Brasileiro S.A. and a Senior Vice President of ABN AMRO. Mr. Moreira holds a degree in Economics from Universidade Federal do Rio de Janeiro and a Master’s degree in International Management Administration from the American Graduate School of International Management - Thunderbird.

Rossana Fontenele Berto has been a member of our Board of Directors since April 30, 2003. Ms. Berto has been Director of Strategic Planning of TV Globo and Globopar since 2002. Prior to that, Ms. Berto was the General Officer of Sky Brasil from 1999 to February 2002, General Officer of Net Rio from 1998 to 1999, and Controller of Multicanal from 1993 to 1998. She holds a B.A. degree from Universidade do Estado do Rio de Janeiro and a MBA degree from Coppead/UFRJ (Rio de Janeiro).

Guilherme Perboyre Cavalcanti has been a member of our Board of Directors since April 19, 2004. Mr. Cavalcanti is a Financial Planning Officer at Globo Organizations, having served as such since September 2003, prior to which time he served as Treasurer of Globopar beginning in February 2002. Previously, he held numerous positions within the Globo Organizations, including Strategic and Financial Planning Officer at Net Serviços, Planning Manager and Controller of Press Media and Radio Stations and Investor Relations at

Globopar. Prior to joining Globo Organizations, he worked at Banco Pactual and Banco Primus. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro.

Juarez de Queiroz Campos Júnior has been a member of our Board of Directors since April 19, 2004. In February 2001, he was appointed to the position of Executive Director of Globo.com, and in July 2003 of Globo Filmes. Previously, Mr. Queiroz was Telemar’s Marketing & Corporate Vice President and the Marketing Officer of Souza Cruz S.A. Mr. Juarez Queiroz has a bachelor’s degree in Law from USP/PUC and a degree in Business Administration from EAESP/FGV.

Edgard Lobão dos Santos has been a member of our Board of Directors since April 19, 2004. He has worked at BNDES since 1976. Mr. Santos is a member of the Board of Directors of Companhia Estadual de Gás. He has a Telecommunications Engineering graduate degree from Faculdade de Engenharia da Universidade Federal Fluminense. He also holds a Master’s degree in Industrial Engineering, with specialization in Finance, from the Pontifícia Universidade Católica do Rio de Janeiro.

Marcos da Cunha Carneiro has been a member of our Board of Directors since April 19, 2004. In October 2002, he was appointed to the position of Executive of Globopar. Previously, he worked as a Corporate Relations Officer and Tax Planning Manager at Globopar since 1991. He has also worked as a Manager at Arthur Andersen’s Tax Division. He graduated in Economics from Sociedade Unificada de Ensino Superior e Cultura.

Carlos Henrique Moreira has been a member of our Board of Directors since April 29, 2005. He holds a bachelor’s degree in Electronic Engineering from the Instituto Tecnológico de Aeronáutica. Currently he is Embratel’s Chairman of the Board of Directors and Chief Executive Officer. Previously he held the positions of Chief Executive Officer at Algar Telecom Leste, Vice-President at Xerox, Vice-President at ABM, Operations Director at Empresa Brasileira de Telecomunicações S.A., member of TELERJ’s Board of Directors, member of TELESP’s Board of Directors and Operations Director at Standard Electrica S.A. He was also the elected Vice President of the International Telecommunication Union, headquartered in Geneva, Switzerland, and was also a member of Intelsat in Washington D.C., representing the Brazilian government from 1966 to 1974.

Jose Formoso Martínez has been a member of our Board of Directors since April 29, 2005. He holds a bachelor’s degree in Mechanical Engineering from Universidad La Salle, Mexico and a postgraduate degree in Corporate Management from the Instituto Panamericano de Alta Dirección de Empresas, Mexico. Currently he is the Vice President of Embratel’s Board of Directors. His previous positions include Executive Director at Telguas S.A, General Director at Cablevisión and operations manager and sales manager at Condumex.

Antonio Oscar de Carvalho Petersen Filho has been a member of our Board of Directors since April 29, 2005. He was Embratel’s Regulatory and Legal Officer, and following the transference of the group’s control to Grupo Telmex, he assumed the title of General Counsel at Embratel, Vesper, Brasil Center and Star One. He has been a member of the ABDI (The Brazilian Association for Legal Rights in Telecommunications and IT), and was one of the founders of ABDI’s Broadcasting Committee. He was ANATEL’s external consultant and part of the team that worked in the Digital Television choice process.

João Adalberto Elek Jr. has been a member of our Board of Directors since April 29, 2005. He has been the General Director for Telmex do Brasil since March 2004. He was the General Director for AT&T Latin América do Brasil since 2002. He joined AT&T Latin América do Brasil as Financial Vice President. In the second half of 2001, Mr. Elek started working as an Acting Corporate CFO in the United States. Prior to that, he was the Consumer Business Financial Officer at Citibank. He graduated in Electronic Engineering from Pontifícia Universidade Católica do Rio de Janeiro, and received a MBA in Marketing Planning from COPPE-AD/UFRJ and is a graduate of Columbia Business School Mergers and Acquisitions post-graduate program.

Board

In accordance with the Issuer’s Articles of Association, directors are elected by the Board of Directors for a two year mandate and may be reelected or removed at any time by the Issuer’s Board of Directors. In addition to the 3 (three) statutory directors, the Issuer currently has 2 (two) non statutory directors. The Issuer’s current directors are:

		Date	Date of End of
Name	Position	appointed	Mandate

Francisco Tosta Valim Filho	General Director	2003.02	30.12.2005
Leonardo P. Gomes Pereira	Investor Relations and Financial Director	2003.03	30.12.2005
José Antônio Guaraldi Félix	Operations Director	2003.05	20.12.2005
André Müller Borges	General Counsel	2003.01	-
José Paulo de Freitas	Director of Human Resources and	2003.07	-
	Organizational Development

Brief résumés of the Issuer’s Directors are shown below:

Francisco Tosta Valim Filho has been General Director since February 2003. Previously, he was CFO Telemar for a year, after acting as Vice President of RBS. He has also been Executive Director with Net Sul and Financial Director at RBS. He graduated in Business Administration from Universidade Federal do Rio Grande do Sul (UFRGS), and has a postgraduates degrees in Finance from Fundação Getúlio Vargas (FGV - SP) and Strategic and Organizational Planning from UFRGS. He also has an MBA in Finance and Multinational Business Administration from the University of Southern Califórnia (USA). Mr. Francisco Tosta Valim Filho has his business address at Rua Verbo Divino, 1356, 1º andar, São Paulo, SP.

Leonardo P. Gomes Pereira has been Investor Relations and Financial Director since April 2000. Previously, he was Globopar's Planning and Investor Relations Director. He worked at Citibank from 1984 to 1995 in the corporate banking and corporate finance areas in several countries, including Brazil, Thailand, Venezuela, and the United States. He is a member of the Corporate Governance Committee of the São Paulo American Chamber of Commerce. He graduated in Engineering from Universidade Federal do Rio de Janeiro (UFRJ) and Economics from Universidade Cândido Mendes. He earned an MBA from Warwick University and a postgraduate degree from Wharton Business School, University of Pennsylvania. Mr. Leonardo P. Gomes Pereira has his business address at Rua Verbo Divino, 1356, 1º andar, São Paulo, SP.

José Antônio Guaraldi Félix has been Operations Director with the Company since May 2003. Previously, he was regional director of the Company for two years, and held the position of Director of Net Sul where he led the implementation of 16 operations in the south of Brazil. He worked for RBS from 1980 to 1990 and held several positions in the operational area. He graduated in Telecommunications Engineering from Pontifícia Universidade Católica of Rio Grande do Sul. Mr. José Antônio Guaraldi Félix has his business address at Rua Verbo Divino, 1356, 1º andar,São Paulo, SP.

André Müller Borges has been the Issuer’s General Counsel since January 2002. He joined Globo Organizations in 1999 as General Counsel for Distribution and Telecommunications and remained in this position until 2001, when he became the Issuer’s Director for Legal, Corporate and Regulatory Affairs. Previously, he was a partner in the law firm Tozzini, Freire, Teixeira e Silva Advogados. He graduated in Law from Faculdade Paulista de Direito, Pontifícia Universidade Católica de São Paulo. Mr. André Müller Borges has his business address at Rua Verbo Divino, 1356, 1º andar, São Paulo, SP.

José Paulo de Freitas has been the Issuer’s Director of Human Resources and Organizational Development since July 2003. He is responsible for Human resources, Quality and Management Change. He joined the Issuer as Regional Director for São Paulo in 2000. Previously, he was Operations Director of the Brazilian branch of Vanity Fair from 1999 to 2000, where he was responsible for Structuring, Supply, and Operations (customer service, planning, supplies, engineering, quality, distribution centers, and human resources). He worked in several positions for Grupo Algar, including as CEO. He is President of the National Union of Workers in Service Providers and Operators of Subscriber, Cable and MMDS Television Systems. He

graduated in Business Administration from Fundação Getúlio Vargas (FGV-SP) and Economics from Universidade de São Paulo. Mr. José Paulo Freitas has his business address at Rua Verbo Divino, 1356, 1º andar, São Paulo, SP.

Audit Committee

The Issuer has a standing Audit Committee elected and installed by general meeting, composed of 3 (three) full members who are resident in Brazil, are university graduates, or have exercised for at least 3 (three) years, the position of business administrator or audit committee member and must include among their number at least 1 (one) specialist in Finance.

The current members of the Issuer’s Audit Committee are:

		Date	Date of End of
Name	Position	appointed	Mandate

Martin Roberto Glogowsky	Audit Committee Chairman	07.12.2005	04.30.2006
Charles Barnsley Holland	Full member	07.12.2005	04.30.2006
Antonio José Alves Júnior	Full member	07.12.2005	04.30.2006

Brief résumés of the members of the Issuer’s Audit Committee are shown below:

Martin Roberto Glogowsky has been President of Fundação CESP since May 2005 and a member since 1999. He worked in the Capital Markets division of Banco BBA and Banco Schahin Cury, having previously been Vice President of Citibank. He is also a member of the Board of Directors, Audit Committee, and New Market Companies Audit Committee. He is also a member of ABRAPP's National Technical Commission of Investment, SELIC's Advisory Committee, and the IBGC (Brazilian Corporate Governance Institute). He graduated in Law from Pontifícia Universidade Católica de São Paulo and Business Administration from Fundação Getúlio Vargas.

Charles Barnsley Holland is currently Managing Partner of Holland & Associates, acted as Member of Ernst & Young's Partner Management Committee, Executive Committee Member, and Partner in charge of the Auditing Division. He was Financial Director at American Medical International and Senior Auditor with Pricewaterhouse Coopers and Peat Marwick & Mitchell (now KPMG). He has previously acted as a Member of Wharton Business School's first Consultative Council for Latin America. He has also written over 200 articles on taxation, accounting, strategic planning, business, ethics, economics, and auditing, and has published in many newspapers and learned journals. He has delivered speeches and lectures on these subjects in Brazil and other countries. For the purposes of American legislation, he is the member with financial expertise due to his familiarity with US G.A.A.P.

Antonio José Alves Júnior is Adjunct Professor at Universidade Federal Rural do Rio de Janeiro, researcher with CNPq and was Head of the Economic Consulting Services of the Ministry of Planning, Budget and Management until June 2005. He graduated in Economic Science from Universidade Federal do Rio de Janeiro, earned a Master's degree in Economics of Industry and Technology from UFRJ and holds a Ph.D in Economics from the same institution. He has also written articles and published in newspapers and periodicals.

Remuneration of Directors and Board Members

In the year ending December 31, 2004, the aggregate amount of remuneration paid by the Issuer’s statutory Directors and executives for services in their respective areas of competence was approximately R$24.1 million. The Issuer’s General Meeting held on April 29, 2005 ratified the value paid its officers for the fiscal year ending December 31,

2004, and maintained the amount of R$ 24.1 million, its distribution to be decided by the Board of Directors. The members of the Issuer’s Board of Directors do not earn any type of remuneration for exercising their respective functions.

The Issuer’s General Meeting held on July 12, 2005 set the annual global remuneration of members of the Audit Committee at up to R$ 400,000.00 for the fiscal year 2005. The above-mentioned meeting also approved a budget for the Audit Committee during the fiscal year 2005 in the amount of R$ 100,000.00.

Family Relations

Mr. Roberto Irineu Marinho is a shareholder of Globopar, the controller of the Issuer.

Issuer Securities and Equity held by Board members

The members of the Issuer’s Board of Directors each hold one Issuer share in accordance with the Corporation Law.

Insurance and Compensation for certain members of the Board

Except for the agreement between the Issuer and Mr. Francisco Tosta Valim Filho, in which the former assumes an obligation to compensate him in the event of Mr. Francisco Valim being affected by any personal losses arising from his duties as General Director, the Issuer does not have any other contracts or agreements with its board members, directors or executive officers that provide insurance or compensation for it or its subsidiaries against any liabilities it may incur in relation to the Issuer’s board members, directors or executive officers acting in their official positions.

The Issuer’s directors elected by Globopar, who exercise officers' positions, are employed by or members of the board of Globopar, except for Mr. Roberto Irineu Marinho, have an agreement with Globopar or one of its affiliates providing for compensation to be paid in the event of their incurring liability as a result of exercising their functions as directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.